Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266320

FARMERS & MERCHANTS BANCORP, INC.	PEOPLES-SIDNEY FINANCIAL CORPORATION

YOUR VOTE IS VERY IMPORTANT

PROSPECTUS OF FARMERS & MERCHANTS BANCORP, INC. FOR UP TO

769,886 SHARES OF COMMON STOCK AND

PROXY STATEMENT OF PEOPLES-SIDNEY FINANCIAL CORPORATION

The Board of Directors of Farmers & Merchants Bancorp, Inc. (“F&M”) and the Board of Directors of Peoples-Sidney Financial Corporation (“PPSF”) have approved an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which PPSF will merge with and into F&M (the “Merger”). This proposed strategic business combination will further expand F&M’s operations in the State of Ohio. Following the Merger, the combined company will operate 21 offices, a drive-up facility and an LPO in Ohio, 12 offices and an LPO in Indiana, and an LPO in Michigan with approximately $2.8 billion in total assets, $2.2 billion in total loans, $2.4 billion in total deposits, and $296 million in total shareholder equity.

If the Merger Agreement is approved by a majority of the outstanding common shares of PPSF and the Merger is subsequently completed, each share of PPSF common stock (the “PPSF common stock” or “PPSF Shares”) owned by a PPSF shareholder (other than a dissenting share) will be converted into the right to receive, at the election of each PPSF shareholder: (i) 0.6597 shares (the “Exchange Ratio”) of F&M common stock (the “F&M common stock” or “F&M Shares”), subject to the requirement that at least 758,566 PPSF Shares will be exchanged at the Exchange Ratio for F&M Shares in the Merger; or (ii) $24.00 in cash. F&M will pay cash for any fractional shares resulting from application of the Exchange Ratio. In the event PPSF shareholders elect to exchange fewer than 758,566 PPSF Shares for F&M Shares in the Merger, shareholder elections will be automatically adjusted as provided in the Merger Agreement. The Exchange Ratio is subject to adjustments for stock splits, stock dividends, recapitalization, or similar transactions.

We cannot complete the Merger unless a majority of the outstanding shares of common stock of PPSF vote to approve the Merger Agreement. PPSF will hold a special meeting of its shareholders to vote on this merger proposal. Your vote is very important. Whether or not you plan to attend the shareholder meeting, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the Merger Agreement. Not returning your card will have the same effect as a vote against the Merger Agreement.

The date, time and place of the meeting are as follows:

September 16, 2022, 11:00 a.m., local time

The Hive Executive Center

101 South Ohio Avenue, Sidney, Ohio 45365

This proxy statement and prospectus provides you with detailed information about the special meeting and the proposed Merger. It also contains or references information about PPSF and F&M. You can also get information about F&M from publicly available documents that have been filed with the Securities and Exchange Commission. F&M common stock is listed on the NASDAQ Capital Market under the symbol “FMAO.”

We strongly support the Merger of our companies. The Board of Directors of PPSF recommends that you vote in favor of the Merger Agreement.

/s/ Lars B. Eller	/s/ Debra A. Geuy
President and Chief Executive Officer	President and Chief Executive Officer
FARMERS & MERCHANTS BANCORP, INC.	PEOPLES-SIDNEY FINANCIAL CORPORATION

For a discussion of certain risk factors which you should consider in evaluating the Merger, see “Risk Factors” beginning on page 21. We encourage you to read this entire document carefully.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued pursuant to this proxy statement and prospectus or determined if this proxy statement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings or deposit accounts or other obligation of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other federal or state governmental agency.

This proxy statement and prospectus is dated August 8, 2022,

and it is being first mailed to PPSF shareholders on or about August 11, 2022.

ADDITIONAL INFORMATION

This document incorporates important business and financial information about F&M from other documents filed by F&M with the Securities and Exchange Commission (“SEC”) that are not delivered with or included in this document. This information (including the documents incorporated herein by reference) is available to you without charge upon your written or oral request. You may request these documents in writing or by telephone at the following address and telephone number:

Farmers & Merchants Bancorp, Inc.

307 N. Defiance Street

Archbold, Ohio 43502

Attention: Lydia Huber,

Corporate Secretary

Telephone: (419) 446-2501

To ensure timely delivery, shareholders must request the documents containing the information described above no later than five business days prior to the date of the special meeting of the PPSF shareholders. Accordingly, if you would like to make such a request, please do so by September 9, 2022, in order to receive the requested information before the meeting.

You can also obtain copies of the documents incorporated by reference in this document through the SEC’s website at www.sec.gov. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 79.

PEOPLES-SIDNEY FINANCIAL CORPORATION

101 E. Court Street

Sidney, Ohio 45365

NOTICE OF SPECIAL MEETING OF

SHAREHOLDERS TO BE HELD ON

September 16, 2022

To Our Shareholders:

We will hold a special meeting of the shareholders of Peoples-Sidney Financial Corporation (“PPSF”) on September 16, 2022, at 11:00 a.m. local time, at The Hive Executive Center, 101 South Ohio Avenue, Sidney, Ohio, 45365.

The purposes of the special meeting are the following:

1.

Merger Proposal. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated June 14, 2022 (the “Merger Agreement”), between Farmers & Merchants Bancorp, Inc. (“F&M”), and Peoples-Sidney Financial Corporation (“PPSF”), and to approve the transactions contemplated thereby (the “Merger Proposal”). Pursuant to the Merger Agreement, PPSF will merge with and into F&M (the “Merger”).

2.

Adjournment Proposal. To approve one or more adjournments of the PPSF special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal (the “Adjournment Proposal”).

3.

Other Matters. To vote upon such other matters which may properly be presented at the special meeting or any adjournment or postponement of the special meeting. PPSF’s Board of Directors is not aware of any such other matters.

The accompanying proxy statement and prospectus describes the Merger Agreement and the proposed Merger in detail and includes, as Annex A, the complete text of the Merger Agreement. We urge you to read these materials for a description of the Merger Agreement and the proposed Merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 21 of the accompanying proxy statement and prospectus for a discussion of certain risk factors relating to the Merger.

The Board of Directors of PPSF has fixed the close of business on August 8, 2022, as the record date for determining those shareholders who are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. Approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of PPSF common stock. Approval of the Adjournment Proposal only requires more votes to be cast in favor of the proposal than are cast against it.

PPSF is notifying all of its shareholders entitled to vote on the Merger Proposal that you are entitled to assert dissenters’ rights pursuant to and upon compliance with the provisions of Section 262 of the Delaware General Corporation Law (“DGCL”). A copy of Section 262 of the DGCL is attached as Annex B to the accompanying proxy statement and prospectus. See also “THE MERGER—Rights of Dissenting Shareholders” beginning on page 49 in the accompanying proxy statement and prospectus.

The PPSF board of directors recommends that you vote “FOR” (1) approval of the Merger Proposal and (2) approval of the Adjournment Proposal.

Whether or not you plan to attend the special meeting in person, please submit your proxy by completing, signing, and dating the enclosed proxy card and returning it as soon as possible using the enclosed postage-prepaid envelope. If you attend the special meeting, you may vote in person if you wish, even if you have previously submitted your proxy. Not submitting your proxy will have the same effect as a vote against the Merger Proposal.

By Order of the Board of Directors

August 8, 2022

Sidney, Ohio

FORWARD-LOOKING STATEMENTS

This document, and the information included or incorporated by reference into it, contain forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe,” “continue,” “pattern,” “estimate,” “project,” “intend,” “anticipate,” “expect” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the benefits of the proposed Merger between F&M and PPSF, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of F&M’s goals, intentions and expectations; statements regarding F&M’s business plan and growth strategies; statements regarding the asset quality of F&M’s loan and investment portfolios; and estimates of F&M’s risks and future costs and benefits, whether with respect to the Merger or otherwise.

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of the F&M and PPSF will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required regulatory and shareholder approvals, and the ability to complete the Merger on the expected time frame; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of F&M to attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to banks and bank holding companies; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the F&M’s and PPSF’s business; and other risks and factors identified in F&M’s filings with the SEC.

Neither F&M nor PPSF undertakes any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed herein unless required to under the federal securities laws. In addition, F&M’s and PPSF’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SHAREHOLDER MEETING

The following questions and answers are intended to briefly address some commonly asked questions regarding the Merger, the Merger Agreement, and the shareholder meeting. We urge you to read carefully the remainder of this proxy statement and prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this proxy statement and prospectus.

Q:	Why am I receiving this document?

A:

PPSF has agreed to be acquired by F&M under the terms of the Merger Agreement. In order for us to complete the Merger, we need, among other things, PPSF shareholders to approve the Merger Agreement. This document is being delivered to you because it is serving as both a proxy statement of PPSF and a prospectus of F&M. In order to approve the Merger Agreement, PPSF has called a special shareholder meeting of its shareholders. This document serves as a proxy statement for such special meeting and describes the proposals to be voted on at the special meeting and is being used by the PPSF board of directors to solicit votes from the PPSF shareholders in connection with such proposals. This document is also a prospectus of F&M because F&M is offering shares of its common stock, as well as cash, in exchange for shares of PPSF in the Merger.

This proxy statement and prospectus contains important information regarding the Merger, as well as information about F&M and PPSF. It also contains important information about what the PPSF board of directors considered when evaluating the Merger. We urge you to read this proxy statement and prospectus carefully, including the Merger Agreement, a copy of which is attached to this proxy statement and prospectus as Annex A and is incorporated herein by reference, and the other annexes.

Q:	When and where will the PPSF special meeting be held?

A:	The PPSF special meeting will be held at The Hive Executive Center, 101 South Ohio Avenue, Sidney, Ohio, 45365 on September 16, 2022, at 11:00 a.m. (local time).

Q:	What am I voting on?

A:

You are being asked to vote to approve the Merger and the transactions contemplated thereby, pursuant to which PPSF will merge with and into F&M. F&M will be the surviving entity in the Merger, and PPSF would no longer be a separate company. PPSF’s wholly-owned banking subsidiary Peoples Federal Savings and Loan Association (“Peoples Bank”) will, pursuant to the terms of the Merger Agreement, be merged with and into F&M’s wholly-owned banking subsidiary The Farmers & Merchants State Bank (“F&M Bank”).

You are also being asked to vote on two additional proposals (completion of the Merger is not conditioned upon approval of any of these additional proposals):

•	a proposal to adjourn the PPSF special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal (which we refer to as the “Adjournment Proposal”); and

•	to vote on such other matters that may be properly presented at the special meeting or any adjournment or postponement of the special meeting. PPSF’s Board is not aware of any such other matters.

Q:	How does the PPSF board recommend that I vote with respect to each proposal?

A:	The PPSF board of directors recommends that PPSF shareholders vote “FOR” approval of the Merger Proposal; and “FOR” approval of the Adjournment Proposal.

Q:	Why are F&M and PPSF proposing to merge?

A:

We believe the Merger is in the best interests of both companies and our respective shareholders. PPSF and F&M believe that the Merger will bring together two complementary financial institutions to create a strong company that is positioned for further growth. The Merger will give the combined company greater scale and geographic diversity, allowing F&M to further expand its existing operations in the State of Ohio. We believe the Merger will enhance our capabilities to provide banking and financial services to our customers and strengthen the competitive position of the combined organization.

You should review the background of and reasons for the Merger described in greater detail beginning on page 34.

Q:	What will PPSF shareholders receive in the Merger?

A:

If the Merger Agreement is approved by the shareholders of PPSF and the Merger is subsequently completed, each share of PPSF common stock (other than dissenting shares) will be converted, at your election, but subject to adjustment as provided in the Merger Agreement and described in this proxy statement, into the right to receive (i) 0.6597 shares (the “Exchange Ratio”) of F&M common stock, or (ii) $24.00 in cash (the “Stock Consideration,” the “Cash Consideration” respectively, and collectively the “Merger Consideration”). Each PPSF shareholder that would otherwise be entitled to receive a fractional share of F&M common stock will receive cash in lieu of such fractional share. The Exchange Ratio is subject to adjustments for stock splits, stock dividends, recapitalization, or similar transactions. Pursuant to the terms of the Merger Agreement, a minimum of 758,566 PPSF Shares must be exchanged for F&M Shares at the Exchange Ratio (the “Minimum Aggregate Total Stock Election”). Therefore the amount of Stock Consideration, Cash Consideration or a combination thereof that a shareholder will receive in exchange for their shares of PPSF common stock will be determined in accordance with the provisions of the Merger Agreement as described further in this proxy statement and prospectus.

The PPSF per share value of the Cash Consideration is $24.00. Because the Exchange Ratio is fixed (except for customary anti-dilution adjustments), the value of the Stock Consideration will fluctuate based upon the market price of F&M common stock. The implied PPSF per share value of the Stock Consideration based upon F&M’s closing stock price on August 5, 2022, the most recent practicable trading day before this proxy statement and prospectus was finalized, was $19.57 per share. No assurance can be given that the current market price of F&M common stock will be equivalent to the market price of F&M common stock on the date that shares of F&M common stock are received by a PPSF shareholder or at any other time. You should obtain current market prices for shares of F&M common stock which is listed on the NASDAQ Capital Market under the symbol “FMAO.”

Q:	How can I elect stock, cash or both?

A:

You may indicate a preference to receive F&M common stock, cash or a combination of both in the Merger by completing the stock/cash election form and letter of transmittal (“Election Form”) that you will receive under separate cover. You should carefully review the instructions that will be included with the Election Form.

Q:	How does the Merger Consideration proration work?

A:

As of the date of this proxy statement there are 1,167,025 PPSF Shares outstanding. Under the Merger Agreement, the minimum number of PPSF Shares to be converted into the Stock Consideration will equal 758,566 PPSF Shares. There is no upper limit on the number of PPSF Shares that can be exchanged for F&M Shares. In the event the shareholder elections to receive F&M Shares is not equal to or greater than the Minimum Aggregate Total Stock Election, PPSF Shares not electing to receive F&M Shares will be prorated according to the process set forth in the Merger Agreement in order to achieve the Minimum Aggregate Total Stock Election. See “The Merger Agreement—Proration Procedures” for further explanation.

Q:	What happens if I do not make an election?

A:

If you do not submit a properly completed and signed Election Form by the election deadline, and the Minimum Aggregate Total Stock Election is not met, you will be deemed, on a prorata basis to have made an election to receive the Stock Consideration until the Minimum Aggregate Total Stock Election and thereafter will be allocated the Cash Consideration.

Q:	What risks should I consider before I vote on the Merger Proposal?

A:	You should carefully review the section captioned “RISK FACTORS” beginning on page 21.

Q:	Will F&M shareholders receive any shares or cash as a result of the Merger?

A:	No. After the Merger, F&M shareholders will continue to own the same number of F&M shares they owned before the Merger.

Q:	When is the Merger expected to be completed?

A:

We are working to complete the Merger as quickly as possible. We must first obtain the necessary regulatory approvals and the approval of PPSF shareholders at the special meeting. We currently expect to complete the Merger during the fourth quarter of 2022.

Q:	What happens if the Merger is not completed?

A:

If the Merger is not completed, PPSF shareholders will not receive any consideration for their shares of PPSF common stock in connection with the Merger. Instead, PPSF will remain an independent company. In addition, if the Merger Agreement is terminated in certain circumstances, a termination fee may be required to be paid by PPSF to F&M.

Q:	What are the tax consequences of the Merger to me?

A:

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). U.S. holders (as defined in the section captioned “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” beginning on page 63) who exchange all of their shares of PPSF common stock for the Stock Consideration generally will not recognize taxable gain or loss. U.S. holders who exchange all of their shares of PPSF common stock for the Cash Consideration generally will recognize taxable gain or loss on the difference between the cash they receive in the Merger and their adjusted tax basis in their PPSF common stock. U.S. holders who receive a combination of the Stock Consideration and the Cash Consideration generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess, if any, of the sum of the amount of cash (other than cash received in lieu of a fractional share) and the fair market value, as of the effective time of the Merger, of the F&M common stock received in the Merger over that shareholder’s adjusted tax basis in its PPSF common stock) and (2) the amount of cash received in the Merger. See “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” beginning on page 63. Your individual tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the Merger to you.

Q:	Will I have dissenters’ rights?

A:

Under Section 262 of the DGCL holders of shares of PPSF Shares who do not vote in favor of the adoption of the Merger Agreement and who otherwise follow the procedures set forth in Section 262 of the DGCL (which we refer to as “Section 262”) will be entitled to have their shares appraised by the Delaware Court of

Chancery and to receive payment in cash for the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest. The procedure for dissenting is explained more fully under “THE MERGER – Rights of Dissenting Shareholders” beginning on page 49 and in Annex B to this proxy statement and prospectus.

Q:	Who can vote at the special meeting?

A:

All holders of record of PPSF common stock as of the close of business on August 8, 2022, the record date for the special meeting (the “record date”), are entitled to receive notice of, and to vote at, the special meeting, or any postponement or adjournment of the special meeting scheduled in accordance with Delaware law. As of the record date, there were 1,167,025 shares of PPSF common stock outstanding and entitled to vote at the special meeting.

Q:	What constitutes a quorum?

A:

The presence, in person or by proxy, of shareholders holding at least one-third of the outstanding shares of PPSF common stock as of the record date will constitute a quorum for the special meeting. In determining whether a quorum is present, shareholders who abstain, cast broker non-votes, or are otherwise present at the special meeting will be deemed present at the special meeting. Once a share is represented for any purpose at the special meeting, it will be deemed present for quorum purposes for the remainder of the meeting.

Q:	What are the vote requirements to approve the matters that will be considered at the special meeting?

A:

At the special meeting, the affirmative vote of holders of a majority of the outstanding shares of PPSF common stock is required to approve the Merger Proposal. Approval of the Adjournment Proposal requires more votes to be cast in favor of the proposal than are cast against it.

Each of the directors of PPSF has entered into a voting agreement with F&M pursuant to which each of them has agreed, subject to their fiduciary duties to entertain a superior third-party acquisition proposal under the Merger Agreement, to vote, or cause to be voted, all of their shares of PPSF common stock owned by each of them of record or beneficially, including shares owned by certain other persons over which they have voting control, in favor of the Merger Proposal. Collectively, as of the record date, PPSF directors had the power to vote, or cause to be voted, 93,851 shares, or approximately 8.04% of the outstanding shares of PPSF common stock.

Q:	How many votes do I have?

A:	PPSF shareholders are entitled to one vote on each proposal to be considered at the special meeting for each share of PPSF common stock owned as of the record date.

Q:	How do I vote?

A:

You may have your shares of PPSF common stock voted on the matters to be presented at the special meeting in the following ways: (i) by completing, signing, dating, and returning the enclosed proxy card in the accompanying prepaid reply envelope; or (ii) by attending the special meeting and casting your vote in person. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must obtain a legal proxy from your bank, broker, or other nominee.

Q:	If my shares are held in “street name,” will my bank, broker, or other nominee vote my shares for me?

A:

Your bank, broker, or other nominee will vote any shares you hold in “street name” only if you provide instructions to them on how to vote your shares. You should follow the directions provided by your bank, broker, or other nominee to vote your shares. If you do not provide your bank, broker, or other nominee with instructions on how to vote your shares held in “street name,” they will not be permitted to vote your shares, which will have the effect of a vote “AGAINST” the Merger.

Similarly, your bank, broker, or other nominee will vote your shares on the Adjournment Proposal, if necessary, but only if you provide instructions on how to vote. If you do not submit voting instructions to your bank, broker, or other nominee on how to vote your shares held in “street name,” your shares will not be counted in determining the outcome of this proposal.

Q:	What do I need to do now?

A:

You should carefully read and consider the information contained in this proxy statement and prospectus and any information incorporated herein by reference. Then, please submit your proxy by completing, signing, and dating the enclosed proxy card and returning it as soon as possible using the enclosed postage-prepaid envelope so that your shares can be voted at the special meeting. If a returned proxy card is signed, but does not specify how you wish to vote your shares, your proxy will be voted “FOR” the: (1) approval of the Merger Proposal; and (2) approval of the Adjournment Proposal.

Q:	What if I don’t vote or I abstain from voting?

A:

If you do not vote or you abstain from voting, your abstention will be equivalent to a vote “AGAINST” the Merger Proposal, but such abstention will have no impact on the Adjournment Proposal. If you return a properly signed proxy card but do not indicate how you want to vote, your proxy will be voted “FOR” approval of the Merger Proposal; and “FOR” approval of the Adjournment Proposal.

Q.	May I change my vote after I have submitted my proxy?

A:

Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you revoke your proxy. Second, you can complete and submit a new proxy, dated at a date later than your most recent proxy. Please submit your notice of revocation and/or new proxy card to Peoples-Sidney Financial Corporation, 101 E. Court Street, Sidney, Ohio 45365, Attention: Debra A. Geuy, President & CEO. Third, you may attend the special meeting and vote in person. Simply attending the special meeting, however, will not revoke your proxy. You must request a ballot and vote the ballot at the meeting.

Q:	Should I send in my stock certificate(s) now?

A:

No. PPSF shareholders will receive the Election Form for exchanging their stock certificates for the Merger Consideration, and cash for fractional shares to be received by them in the Merger. If you are a current F&M shareholder, you should retain your certificates representing F&M common shares, as you will continue to hold the F&M shares you currently own.

Q:	Whom should I contact if I have other questions about the Merger Agreement or the Merger?

A:	You may contact:

Peoples-Sidney Financial Corporation

101 E. Court Street

Sidney, Ohio 43078

Attention: Debra A. Geuy, President and CEO

Telephone: (937) 492-6129

SUMMARY

This summary highlights selected information from this proxy statement and prospectus. Because this is a summary, it does not contain all of the information that is important to you. You should carefully read this entire document, including the documents incorporated herein by reference, and the other documents to which we have referred you before you decide how to vote. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 79 for a description of documents that we incorporate by reference into this document. Where appropriate, items in this summary include a page reference that directs you to a more complete description in this document of the topic discussed.

Description of Farmers & Merchants Bancorp, Inc. (page 67)

Farmers & Merchants Bancorp, Inc.

307 N. Defiance Street

Archbold, Ohio 43502

(419) 446-2501

F&M is a financial holding company headquartered in Archbold, Ohio that was organized in 1985. F&M common stock is listed on the NASDAQ Capital Market under the symbol “FMAO.” F&M is the parent holding company of F&M Bank, an Ohio chartered commercial bank which opened for business in Archbold, Ohio, in 1897, and F&M Risk Management, Inc., a captive insurance company founded in December 2014. F&M Bank has a total of 30 banking locations with 18 in Northwest Ohio and 12 in Northeast Indiana. F&M Bank’s business activities are currently limited to one significant business segment, which is community banking. F&M Bank also operates FM Investment Services as a division of its operations. FM Investment Services offers non-deposit investment and insurance products.

As of June 30, 2022, F&M had approximately consolidated assets of $2.675 billion, deposits of $2.224 billion and shareholders’ equity of $281.0 million. As of June 30, 2022, F&M and its subsidiaries had 390 full-time equivalent employees.

Description of Peoples-Sidney Financial Corporation (page 68)

Peoples-Sidney Financial Corporation

101 E. Court Street

Sidney, Ohio 45365

(937) 492-6129

PPSF is a savings and loan holding company headquartered in Sidney, Ohio. PPSF is quoted on the OTC Pink®Open Market. PPSF is the parent holding company of Peoples Bank, a federally chartered savings and loan association. Peoples Bank opened for business in Sidney, Ohio, in 1886. Peoples Bank operates its main office at 101 E. Court Street in Sidney, Ohio and has two branches, one in Anna, Ohio and one in Jackson Center, Ohio.

At June 30, 2022, PPSF reported $132.2 million in total assets, $101.4 million in loans, $114.4 million in deposits and $15.1 million in tangible common equity and had 28 full-time equivalent employees.

The Merger (page 32)

We have attached a copy of the Merger Agreement to this document as Annex A. Please read the Merger Agreement in its entirety. It is the legal document that governs the Merger.

The Merger Agreement provides that, if all of the conditions are satisfied or waived, PPSF will be merged with and into F&M and PPSF will cease to exist. We expect to complete the Merger during the fourth quarter of 2022.

Reasons for the Merger (page 37 and 38)

F&M. F&M’s Board of Directors considered a number of financial and nonfinancial factors in making its decision to merge with PPSF, including PPSF’s Board of Directors, management and staff. The Board believes that expanding F&M’s operations into the market areas where PPSF operates provides financial and strategic benefits to F&M and PPSF as a combined company.

PPSF. In considering the Merger with F&M, PPSF’s Board of Directors collected and evaluated a variety of financial and economic information regarding F&M and F&M Bank, and their reputation and future prospects. In the opinion of PPSF’s Board of Directors, favorable factors included F&M’s strong earnings and stock performance, its management, the compatibility of its markets to those of PPSF, the likelihood of regulatory approvals of the Merger, and the attractiveness of F&M’s offer from a financial perspective.

Opinion of PPSF’s Financial Advisor (page 40)

In connection with the Merger, PPSF’s financial advisor, Boenning & Scattergood (“Boenning”) delivered a written opinion, dated June 14, 2022, to the PPSF board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of PPSF common stock of the Merger Consideration in the Merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Boenning in preparing the opinion, is attached as Annex C to this document. The opinion was for the information of, and was directed to, the PPSF board of directors (in its capacity as such) in connection with its consideration of the financial terms of the Merger. The opinion did not address the underlying business decision of PPSF to engage in the Merger or enter into the Merger Agreement or constitute a recommendation to the PPSF board of directors in connection with the Merger, and it does not constitute a recommendation to any holder of PPSF common stock or any shareholder of any other entity as to how to vote or act in connection with the Merger or any other matter (including, with respect to holders of PPSF common stock, what election any such shareholder should make with respect to the cash election consideration or the stock election consideration).

What PPSF Shareholders Will Receive (page 32)

If the Merger Agreement is approved and the Merger is subsequently completed, each outstanding share of PPSF common stock (other than dissenting shares) will, at the election of the shareholder but subject to proration, be converted into the right to receive the Merger Consideration of: (i) 0.6597 shares of F&M common stock; or (ii) $24.00 in cash. The Exchange Ratio is subject to adjustments for stock splits, stock dividends, recapitalization or similar transactions. Each PPSF shareholder that would otherwise be entitled to receive a fractional share of F&M common stock will receive cash in lieu of such fractional share.

Because the Exchange Ratio is fixed (except for customary anti-dilution adjustments), the value of the Stock Consideration that you will receive will depend on the market price of F&M common stock when you receive your shares of F&M common stock. The implied per share value of the Stock Consideration, based upon F&M’s closing stock price on August 5, 2022, the most recent practicable trading day before this proxy statement and prospectus was finalized, was $19.57 per share. No assurance can be given that the current market price of F&M common stock will be equivalent to the market price of F&M common stock on the date that shares of F&M common stock are received by an PPSF shareholder or at any other time.

PPSF shareholders will be provided an Election Form, and will be provided a period of time (the “Election Period”) during which they may validly elect the form of Merger Consideration that they desire. As of the date of this proxy statement and prospectus there are 1,167,025 PPSF Shares outstanding. Under the Merger Agreement PPSF shareholders will receive, at their election, for each PPSF Share held as of the Effective Time, either (i) 0.6597 F&M Share or (ii) $24.00 in cash, provided that at least 758,566 PPSF Shares, the Minimum Aggregate Total Stock Election, will be exchanged at the Exchange Ratio for F&M Shares in the Merger. Shareholder elections will be prorated according to the process set forth in the Merger Agreement in order to achieve the Minimum Aggregate Total Stock Election. See “The Merger Agreement — Proration Procedures” for further explanation.

A letter of transmittal will accompany the Election Form and will contain instructions for use in effecting the surrender of PPSF stock certificates (or shares held in book-entry form) in exchange for the consideration to which such person may be entitled pursuant to the Merger Agreement.

What F&M Shareholders Will Receive (page 34)

F&M shareholders will not receive any consideration in the Merger. After the Merger, F&M shareholders will continue to own the same number of F&M shares owned before the Merger.

The PPSF Special Shareholders Meeting (page 27)

The special meeting of PPSF shareholders will be held on September 16, 2022, at 11:00 a.m. local time, at The Hive Executive Center, 101 South Ohio Avenue, Sidney, Ohio, 45365.

At the special meeting, PPSF shareholders will be asked:

1.

Merger Proposal. To consider and vote upon a proposal to approve the Merger Agreement and to approve the transactions contemplated thereby. Pursuant to the Merger Agreement, PPSF will merge with and into F&M.

2.	Adjournment Proposal. To approve one or more adjournments of the PPSF special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal.

3.

Other Matters. To vote upon such other matters which may properly be presented at the special meeting or any adjournment or postponement of the special meeting. PPSF’s Board of Directors is not aware of any such other matters.

PPSF Recommendation to Shareholders (page 29)

PPSF’s Board of Directors approved and adopted the Merger Agreement and approved and authorized the proposed Merger. PPSF’s Board of Directors concluded that entering into the Merger Agreement and completing the Merger and the other transactions contemplated by the Merger Agreement are in the best interest of PPSF and the PPSF shareholders. PPSF’s Board of Directors recommends that PPSF shareholders vote “FOR” (1) approval of the Merger Proposal, and (2) approval of the Adjournment Proposal. In reaching its determination, PPSF’s Board of Directors considered a number of factors, some of which are described in the section captioned “THE MERGER—PPSF’s Reasons for the Merger” beginning on page 38. Because of the wide variety of factors considered, PPSF’s Board of Directors did not believe it practicable, nor did it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision.

PPSF Special Meeting Record Date; Vote Required (page 27)

Only PPSF shareholders of record as of the close of business on August 8, 2022, are entitled to notice of, and to vote at, the PPSF special meeting and any adjournments or postponements of the special meeting. As of the record date, there were 1,167,025 shares of PPSF common stock outstanding held by 106 shareholders of record. This number does not reflect the number of persons or entities who may hold their stock in “street name” through a bank, broker, or nominee. Approval of the Merger Proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of PPSF common stock entitled to vote. The approval of the Adjournment Proposal requires more votes to be cast in favor of the proposal than are cast against it. You can vote your shares by attending the PPSF special meeting and voting in person or you can vote by proxy by marking the enclosed proxy card with your vote, signing it and mailing it in the enclosed return envelope. You can revoke your proxy at any time before the special meeting by sending a written notice of revocation, submitting a new proxy or by attending the special meeting and voting in person.

No approval by F&M shareholders is required to complete the Merger.

Voting Agreement (page 62)

Each member of the Board of Directors of PPSF, as of June 14, 2022, the date the Merger Agreement was executed, entered into a voting agreement with F&M to cause all PPSF common stock owned by each of them of record or beneficially to be voted in favor of the Merger Proposal. See “THE MERGER AGREEMENT—Voting Agreement” on page 62. As of the record date, the members of PPSF’s Board of Directors and their affiliates had power to vote, or caused to be voted, an aggregate of 93,851 shares of PPSF common stock outstanding, representing approximately 8.04% of the outstanding shares on that date.

F&M ownership of PPSF Shares

F&M does not currently own any shares of PPSF.

What We Need to Do to Complete the Merger (page 56)

Completion of the Merger depends on a number of conditions being met or waived. In addition to our compliance with the Merger Agreement, these conditions include, among others:

•	the approval of the Merger Agreement at the special meeting by a majority of the outstanding shares of PPSF common stock;

•	the approval of the Merger by certain regulatory agencies and the expiration of any regulatory waiting periods;

•

the representations and warranties made by the parties in the Merger Agreement must be true, accurate and correct in all material respects on and as of the effective date of the Merger, except that representations and warranties that are qualified by materiality or a Material Adverse Effect (as defined below in “THE MERGER AGREEMENT—Conditions to Completion of the Merger”) must be true and correct in all respects, and provided that for those representations and warranties which address matters only as of an earlier date, then they shall be tested as of such earlier date;

•	the covenants made by the parties must have been complied with in all material respects from the date of the Merger Agreement through and as of the effective date of the Merger;

•

F&M must have received an opinion of Shumaker, Loop & Kendrick, LLP that, for U.S. federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•

PPSF must have received an opinion from Vorys, Sater, Seymour and Pease LLP that, for U.S. federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•

the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, relating to the F&M shares to be issued pursuant to the Merger Agreement, must have become effective under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the Securities and Exchange Commission (“SEC”);

•	the shares of F&M common stock to be issued in the Merger shall have been listed for trading on the NASDAQ Capital Market (subject to official notice of issuance);

•	there must be no order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger; and

•	other customary conditions and obligations of the parties as set forth in the Merger Agreement.

Regulatory Approvals (page 53)

The Merger cannot be completed until F&M receives necessary regulatory approvals, which include the approval of the Board of Governors of the Federal Reserve (the “FRB”), the Ohio Division of Financial Institutions (the “ODFI”) and the Federal Deposit Insurance Corporation (the “FDIC”). F&M and F&M Bank have filed applications with the FRB, ODFI and the FDIC, but cannot be certain when or if such approvals will be obtained. In addition, notice of the proposed transaction has been filed with the Office of the Comptroller of the Currency (“OCC”). The OCC, as the primary federal regulator of Peoples Bank is entitled to notice of the Merger, but is not required to approve the transaction.

Conduct of Business Pending Merger (page 59)

Under the terms of the Merger Agreement, PPSF and F&M must carry on their business in the ordinary course and, subject to certain limited exceptions, may not take certain extraordinary actions without first obtaining the other party’s consent.

F&M has agreed that PPSF will continue to pay quarterly dividend distributions at no more than the current rate of PPSF’s regular, quarterly cash dividend in an amount not greater than $0.08 per common share.

F&M and PPSF will each cooperate to insure that PPSF shareholders will receive only one quarterly dividend for the quarter in which the Merger closes, and not a separate dividend from both F&M and PPSF.

Agreements of F&M (pages 53 and 61)

In the Merger Agreement, F&M has agreed, among other matters, to:

•	Proceed and use its reasonable and diligent efforts to obtain any consents and approvals for the Merger. See “THE MERGER—Regulatory Approvals” on page 53

•

Take action as may be necessary to allow PPSF employees, as soon as reasonably practicable following the effective date of the Merger, to participate in benefit plans F&M maintains for its employees. Until such time as participation is implemented, F&M will assume and maintain the employee plans and benefit arrangements of PPSF as in effect on the effective date of the Merger. See “THE MERGER AGREEMENT—Employee Benefit Plans” on page 61.

•	Pay a severance payment to PPSF employees who are not retained and who sign a release agreement. See “THE MERGER AGREEMENT—Employee Benefit Plans” on page 61.

•	Provide, or allow for, director and officer liability insurance and indemnification. See “THE MERGER AGREEMENT—Indemnification and Insurance of PPSF Directors and Officers” on page 61.

Agreement Not to Solicit Other Offers (page 60)

PPSF has agreed that it will not solicit, encourage, or facilitate any inquiries or proposals regarding other acquisition proposals by third parties. PPSF may respond to an unsolicited proposal if the PPSF board of directors determines in good faith, and after consultation with legal counsel, that such action is necessary in order to act in a manner consistent with the directors’ fiduciary duties. Also, prior to obtaining shareholder approval, PPSF may, under certain specified circumstances, withdraw, modify, or change in a manner adverse to F&M, its recommendation to its shareholders with respect to the Merger Proposal and/or terminate the Merger Agreement if the PPSF board of directors determines in good faith, and after consultation with legal counsel, that a third party proposal is more favorable to PPSF shareholders than the Merger and that it is necessary in order to act in a manner consistent with the directors’ fiduciary duties. PPSF must provide certain notices to and engage in negotiations with F&M in connection with third party proposals.

Dissenters’ Rights (page 49)

Dissenters’ rights are available to PPSF’s shareholders under Delaware law, but you will only be able to dissent from the Merger by complying with the provisions of Section 262 of the DGCL. If you wish to assert dissenters’ rights, you must deliver to PPSF written notice of your intent to assert such rights before the vote is taken at the special meeting. In addition, you must not vote in favor of the Merger Proposal either in person or by proxy. If the Merger Proposal is approved and the Merger is completed, and you have dissented and followed the required procedures, then you will not receive any shares of common stock of F&M or cash as the Merger Consideration. Instead, you will be entitled to receive the fair value of your PPSF common stock in cash as determined through the dissenters’ rights procedures. The procedure for dissenting is explained more fully under “THE MERGER – Rights of Dissenting Shareholders” beginning on page 49 and in Annex B to this proxy statement and prospectus.

Management and Operations After the Merger (page 61)

PPSF’s corporate existence will cease after the Merger. Upon completion of the Merger, the current officers and directors of F&M and F&M Bank will continue to serve in such capacities.

Interests of Directors and Officers in the Merger That Are Different From Your Interests (page 54)

You should be aware that some of directors and executive officers of PPSF may have interests in the Merger that are different from, or in addition to, their interests as shareholders. Both PPSF’s Board of Directors and F&M’s Board of Directors were aware of these interests and took them into consideration in approving the Merger Agreement and the Merger. These interests are as follows:

•

Debra A. Geuy, the President and CEO, Donna M. Williams, the Vice President, Chief Financial Officer and Chief Operating Officer, and Steven R. Goins, Vice President of Information Technology and Human Resources, each have employment agreements with PPSF that provide for a cash payment and insurance continuation if their employment is terminated following a change in control. These benefits under the employment agreements are cutback to the extent necessary to avoid adverse tax consequences under Internal Revenue Code Section 280G. Pursuant to the terms of the Merger Agreement, PPSF will enter into agreements with these PPSF officers to terminate these agreements in exchange for cash payments, payable immediately prior to the Effective Time, equal to the aggregate value of the amounts that would have been payable under the employment agreements if their employment had been terminated and an undertaking to provide for the continuation of insurance coverage if their employment is terminated after the Merger. The cash payments the executive officers are entitled to receive in a lump sum upon consummation of the Merger are as follows: Ms. Geuy a payment of $493,695, Ms. Williams a payment of $150,466 and Mr. Goins a payment of $101,299.

See “THE MERGER—Interests of Certain Persons in the Merger: Agreements with PPSF” on page 54.

•

F&M has agreed that for a period of six years after the effective time of the Merger, it will maintain directors’ and officers’ liability insurance in force covering directors and officers of PPSF, subject to certain conditions set forth in the Merger Agreement.

Termination of the Merger (page 58)

Both F&M and PPSF can mutually agree to terminate the Merger Agreement before we complete the Merger. In addition, either PPSF or F&M acting alone can terminate the Merger Agreement under the circumstances described on page 58.

PPSF has agreed to pay F&M a termination fee of $1,000,000 if:

•	PPSF’s Board of Directors terminates the Merger Agreement in the exercise of its fiduciary duties after receipt of an unsolicited superior acquisition proposal from a third party;

•

F&M terminates the Merger Agreement because PPSF’s Board of Directors fails to make, withdraws or modifies its recommendation to PPSF’s shareholders to vote for the Merger following receipt of a written proposal for an acquisition from a third party; or

•

F&M terminates the Merger Agreement because PPSF fails to materially comply with the notice requirements related to providing notice to F&M of any inquiries regarding an acquisition proposal from a third party or PPSF fails terminate all discussion with such third party after providing such notice.

Material U.S. Federal Income Tax Consequences (page 63)

It is a condition to the closing of the Merger that Shumaker, Loop & Kendrick, LLP deliver an opinion, effective as of the date of the Merger, to F&M, and that Vorys, Sater, Seymour and Pease LLP deliver an opinion, effective as of the date of the Merger, to PPSF, addressed to PPSF’s shareholders, to the effect that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Neither the Shumaker, Loop & Kendrick, LLP opinion nor the Vorys, Sater, Seymour and Pease LLP opinion will bind the Internal Revenue Service (the “IRS”) which could take a different view. If the Merger is treated as a reorganization, for U.S. federal income tax purposes (i) no gain or loss will be recognized by F&M or PPSF as a result of the Merger, (ii) PPSF shareholders who receive solely the Stock Consideration in the Merger will not recognize taxable gain or loss upon the exchange of their PPSF Shares, (iii) PPSF shareholders who receive solely the Cash Consideration in the Merger will recognize gain or loss in amount equal to the difference between their adjusted tax basis in their PPSF Shares and the amount of the Cash Consideration received; (iv) Shareholders of PPSF who receive a combination of the Stock Consideration and the Cash Consideration generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess, if any, of the sum of the amount of cash (other than cash received in lieu of a fractional share) and the fair market value, as of the effective time of the Merger, of the F&M common stock received in the Merger over that shareholder’s adjusted tax basis in its PPSF common stock) and (2) the amount of cash received in the Merger, and (v) PPSF shareholders who exercise dissenters’ rights and receive solely cash in exchange for PPSF common stock in the Merger generally will recognize gain or loss equal to the difference between the amount of cash received and their tax basis in their shares.

Determining the actual tax consequences of the Merger to you can be complicated. We suggest you consult with your own tax advisors with respect to the tax consequences of the Merger to you.

For a more detailed description of the material federal income tax consequences of the Merger to F&M and PPSF shareholders, see “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” on page 63.

Comparative Rights of F&M and PPSF Shareholders (page 70)

The rights of shareholders of F&M and PPSF differ in some respects. The rights of holders of F&M common stock are governed by the laws of the State of Ohio, including the Title 17—Ohio General Corporation Law, and F&M’s Articles of Incorporation and Code of Regulations. The rights of holders of PPSF common stock are governed by the laws of the State of Delaware, including the Title 8 Chapter 1 – General Corporation Law, PPSF’s Certificate of Incorporation and Bylaws. Upon completion of the Merger, PPSF shareholders who receive F&M common stock will take such stock subject to F&M’s Articles of Incorporation and Code of Regulations and the Ohio General Corporation Law.

Completion of the Merger (page 53)

The Merger will become effective upon the filing of a certificate of merger with the Ohio Secretary of State, or at such later date and time as may be set forth in the certificate of merger. We expect the Merger to become effective in the fourth quarter of 2022.

Comparative Market Price Information

Shares of F&M common stock are listed on the NASDAQ Capital Market under the symbol “FMAO.” PPSF common stock is traded on the OTC Pink®Open Market. As of the record date, PPSF had 106 shareholders of record. This number does not reflect the number of persons or entities who may hold their stock in “street name” through a bank, broker, or nominee. The following table presents quotation information for F&M common stock and PPSF common stock on June 14, 2022, the last full trading day before the Merger was publicly announced, and August 5, 2022, the last practicable day for which information was available prior to the date of this proxy statement and prospectus.

	F&M Common Stock			PPSF Common Stock
	(Dollars Per Share)
	High	Low	Close	High	Low	Close
June 14, 2022	$35.70	$34.27	$34.28	$10.42	$10.42	$10.42
August 5, 2022	$29.92	$29.43	$29.67	$20.87	$20.87	$20.87

The market value of the aggregate consideration that PPSF shareholders will receive in the Merger is approximately $27 million (or $23.10 per share of PPSF common stock) based on 1,167,025 shares of PPSF common stock outstanding, F&M’s closing stock price of $34.28 on June 14, 2022, the full trading day before the Merger was publicly announced, and the cash portion of the Merger Consideration of $24.00 per share.

Also set forth below for the closing price of F&M common stock on June 14, 2022, and August 5, 2022, is the equivalent pro forma price of PPSF common stock, which we determined by multiplying the applicable price of F&M common stock by the number of shares of F&M common stock F&M is issuing for each share of PPSF common stock in the Merger, which is the Exchange Ratio of 0.6597. The equivalent pro forma price of PPSF common stock shows the implied value to be received in the Merger by PPSF shareholders who receive F&M common stock in exchange for a share of PPSF common stock on these dates.

	F&M Common Stock	PPSF Common Stock	PPSF Equivalent Pro Forma
June 14, 2022	$34.28	0.6597	$22.61
August 5, 2022	$29.67	0.6597	$19.57

We suggest you obtain a current market quotation for F&M common stock. We expect that the market price of F&M common stock will fluctuate between the date of this document and the date on which the Merger is completed and thereafter. Because the Exchange Ratio is fixed (except for customary anti-dilution adjustments) and the market price of F&M common stock is subject to fluctuation, the value of the shares of F&M common stock that PPSF shareholders will receive in the Merger may increase or decrease prior to and after the Merger. The cash portion of the Merger Consideration of $24.00 per share will not vary, but will remain constant until paid in connection with the consummation of the Merger.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement and prospectus, including the matters addressed under the section “FORWARD-LOOKING STATEMENTS,” you should carefully consider the following risk factors in deciding how to vote for the Merger Proposal presented in this proxy statement and prospectus. You should also consider the other information in this proxy statement and prospectus and the other documents incorporated by reference into this proxy statement and prospectus. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 79.

Risk Factors Relating to the Merged Company and Its Industry

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the Merger may not be realized.

The success of the Merger will depend on a number of factors, including, but not limited to, the merged company’s ability to:

•	integrate PPSF’s operations with the operations of F&M;

•	maintain existing relationships with F&M’s depositors and PPSF’s depositors to minimize withdrawals of deposits subsequent to the acquisition;

•	maintain and enhance existing relationships with borrowers of F&M and PPSF;

•	achieve projected net income and expected cost savings and revenue enhancements from the merged company;

•	control the incremental non-interest expense to maintain overall operating efficiencies;

•	retain and attract key and qualified management, lending and other banking personnel; and

•	compete effectively in the communities served by F&M and PPSF, and in nearby communities.

F&M’s failure to successfully integrate PPSF into its business may adversely affect F&M’s financial condition and results of operations.

The value of the stock consideration to be received by PPSF shareholders in the Merger will fluctuate.

If the Merger is completed, PPSF shareholders (other than dissenting shareholders) will receive a number of shares of F&M common stock based on a fixed Exchange Ratio of 0.6597 shares of F&M common stock for each share of PPSF common stock, or $24.00 in cash. Because the market value of F&M common stock will fluctuate, the value of the Stock Consideration you receive for your shares will also fluctuate. The market value of F&M common stock could fluctuate for any number of reasons, including those specific to F&M and those that influence trading prices of equity securities generally. As a result, you will not know the exact value of the shares of F&M common stock you may receive at the time you must vote your PPSF shares. The value of F&M common stock on the closing date of the Merger may be greater or less than the market price of F&M common stock on the record date, on the date of this proxy statement and prospectus or on the date of the special meeting. The cash portion of the Merger Consideration, $24.00 per share, will remain constant.

We encourage you to obtain a current market quotation for F&M common stock because the value of any F&M shares you receive may be more or less than the value of such shares as of the date of this document.

The merged company’s allowance for loan losses may not be adequate to cover actual loan losses.

The merged company’s loan customers may not repay their loans according to their terms, and the customers’ collateral securing the payment of their loans may be insufficient to assure repayment. As of

June 30, 2022, approximately 75% of F&M’s loans and 32% of PPSF’s loans are comprised of commercial real estate, commercial lines of credit, term and development loans, and agricultural loans, which can result in higher loan loss experience than residential loans in economic downturns. The underwriting, review and monitoring that will be performed by the merged company’s officers and directors cannot eliminate all of the risks related to these loans.

Each of F&M and PPSF make various assumptions and judgments about the collectability of their respective loan portfolios and provide an allowance for loan losses based on a number of factors. If the assumptions are wrong or the facts and circumstances subsequently and materially change, the allowance for loan losses and Merger-related credit marks may not be sufficient to cover the merged company’s loan losses. The merged company may have to increase its allowance for loan losses in the future, which could decrease its net income.

Deterioration in loan quality will adversely affect the merged company’s results of operations and financial condition.

Each of F&M and PPSF seek to mitigate the risks inherent in their respective loan portfolios by adhering to sound underwriting practices. Their lending strategies also include emphasizing diversification on a geographic, industry and customer level, regular credit quality reviews and management reviews of large credit exposures and loans experiencing deterioration of credit quality. There is continuous review of their respective loan portfolios, including internally administered loan “watch” lists and independent loan reviews. These evaluations take into consideration identified credit problems, as well as the possibility of losses inherent in the loan portfolio that are not specifically identified. Although F&M and PPSF believe their underwriting and loan review procedures are appropriate for the various kinds of loans they make, the merged company’s results of operation and financial condition will be adversely affected in the event the quality of their respective loan portfolios deteriorates. As of June 30, 2022, F&M had approximately $5.2 million and PPSF had approximately $286.8 thousand in non-performing loans.

Changes in interest rates may reduce the merged company’s net interest income.

Like other financial institutions, the merged company’s net interest income is its primary revenue source. Net interest income is the difference between interest earned on loans and investments and interest expense incurred on deposits and other borrowings. The merged company’s net interest income will be affected by changes in market rates of interest, the interest rate sensitivity of its assets and liabilities, prepayments on its loans and investments and limits on increases in the rates of interest charged on certain of its loans.

The merged company will not be able to predict or control changes in market rates of interest. Market rates of interest are affected by international, regional and local economic conditions, as well as monetary policies of the Federal Reserve. The following factors also may affect market interest rates:

•	inflation;

•	slow or stagnant economic growth or recession;

•	unemployment;

•	money supply;

•	international disorders;

•	instability in domestic and foreign financial markets; and

•	other factors beyond the merged company’s control.

Each of F&M and PPSF has policies and procedures designed to manage the risks from changes in market interest rates; however, despite risk management, changes in interest rates could adversely affect the merged company’s results of operations and financial condition.

Changes in economic conditions and the geographic concentration of the merged company’s markets could adversely affect the merged company’s financial condition.

The merged company’s success will depend to a great extent upon the general economic conditions of the Northwest and Central Ohio and Northcentral and Northeast Indiana market areas. Unlike larger banks that are more geographically diversified, the merged company will provide banking and financial services to customers primarily located in these areas. Favorable economic conditions may not exist in the merged company’s markets.

An economic slowdown could have the following consequences:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	liquidity, earnings and capital could decrease;

•	demand for the products and services of PPSF and F&M may decline; and

•	collateral for loans made by PPSF and F&M may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with existing loans.

Anti-takeover defenses may delay or prevent future mergers.

Provisions contained in F&M’s Articles of Incorporation and Code of Regulations and certain provisions of Ohio law could make it more difficult for a third party to acquire F&M, even if doing so might be beneficial to F&M shareholders. See “COMPARISON OF COMMON STOCK-Anti-Takeover Provisions” on page 75. These provisions could limit the price that some investors might be willing to pay in the future for shares of F&M common stock and may have the effect of delaying or preventing a change in control.

If the Merger is not completed, the parties will have incurred substantial expenses without realizing the expected benefits.

F&M and PPSF have incurred and will continue to incur substantial expenses in connection with the transactions described in this proxy statement and prospectus, including legal, accounting and financial advisory expenses, among others. Although some of these expenses will not be incurred if the Merger is not completed, others will and such expenses could have an adverse impact on the financial condition of F&M and PPSF because they would not have realized the expected benefits of the Merger. The completion of the Merger depends on the satisfaction of several conditions. We cannot guarantee that these conditions will be met or that the Merger will be completed.

The Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed, which could have a negative impact on PPSF.

The Merger Agreement with F&M is subject to a number of conditions which must be fulfilled in order to close. Those conditions include: PPSF shareholder approval, regulatory approvals, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements. There can be no assurance that the regulatory approvals and other conditions to consummation of the transaction will be obtained and that the Merger will be completed.

In addition, certain circumstances exist where either F&M or PPSF, individually, or F&M and PPSF, mutually, may choose to terminate the Merger Agreement, including the acceptance of a superior acquisition proposal by PPSF and if greater than 10% of the outstanding shares of PPSF common stock exercise their dissenters’ rights in accordance with DGCL Section 262. See “THE MERGER AGREEMENT—Termination; Waiver; Amendment” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated. There can be no assurance that the conditions to closing the Merger will be fulfilled or that the Merger will be completed.

If the Merger Agreement is terminated, there may be various consequences to PPSF, including:

•

PPSF’s business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger;

•	PPSF may experience negative reactions from its customers, vendors, and/or employees; and

•	PPSF will have incurred substantial expenses in connection with the Merger, without realizing any of the anticipated benefits of completing the Merger.

If the Merger Agreement is terminated by PPSF due to its acceptance of a superior acquisition proposal or by F&M due to the failure of PPSF’s Board of Directors to recommend approval of the Merger Agreement to its shareholders by reason of a superior acquisition proposal or for certain related reasons, then PPSF has agreed to pay F&M a $1,000,000 termination fee. The payment of the termination fee could have a material adverse effect on PPSF’s financial condition, and there can be no assurance that PPSF would be able to complete a transaction with a party willing to pay an equivalent or more attractive price than the price F&M has agreed to pay in the Merger.

The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire PPSF.

Until the completion of the Merger, with some exceptions, PPSF is prohibited from soliciting, initiating, encouraging or participating in any discussion of, providing information with respect to, or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than F&M. In addition, PPSF has agreed to pay a termination fee of $1,000,000 to F&M if the PPSF board of directors withdraws or modifies its recommendation to its shareholders with respect to the Merger Proposal by reason of a superior acquisition proposal. These provisions likely will discourage other companies from trying to acquire PPSF even though such other companies might be willing to offer greater value to PPSF’s shareholders than F&M has offered in the Merger Agreement. The payment of the termination fee also could have a material adverse effect on PPSF’s financial condition.

The market price of F&M common stock after the Merger may be affected by factors different from those affecting the shares of PPSF or F&M currently.

Upon completion of the Merger, holders of PPSF common stock who receive the Stock Consideration will become holders of F&M common stock. F&M’s business differs in important respects from that of PPSF, and, accordingly, the results of operations of the combined company and the market price of F&M common stock after the completion of the Merger may be affected by factors different from those currently affecting the independent results of operations of each of F&M and PPSF. F&M is, and will continue to be, subject to the risks described in F&M’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement and prospectus. See the documents incorporated by reference in this proxy statement and prospectus and referred to under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 79.

PPSF shareholders who receive the Stock Consideration will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

PPSF’s shareholders currently have the right to vote in the election of the PPSF Board of Directors and on certain other matters affecting PPSF. When the Merger occurs, each PPSF shareholder who receives the Stock Consideration will become a shareholder of F&M with a percentage ownership of the combined organization that is smaller than the shareholder’s percentage ownership of PPSF. Because of this, PPSF’s shareholders who receive the Stock Consideration will have less influence over the management and policies of F&M than they now have over the management and policies of PPSF.

Risk Factors Relating to the Merger

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the Merger.

The transactions contemplated in the Merger Agreement cannot be completed until F&M receives necessary regulatory approvals, which include the approval of the FRB, FDIC and the ODFI. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “THE MERGER—Regulatory Approvals.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay its receipt. These regulators may impose conditions on the completion of the Merger or require changes to the terms of the Merger. Such conditions or changes could have the effect of delaying or preventing completion of the Merger or imposing additional costs on or limiting the revenues of the combined company following the Merger, any of which might have an adverse effect on the combined company following the Merger.

Certain of PPSF’s directors and executive officers have interests in the Merger that may differ from the interests of PPSF’s shareholders.

PPSF shareholders should be aware that some of PPSF’s executive officers and directors have interests in the Merger and have arrangements that are different from, or in addition to, those of PPSF shareholders generally. PPSF’s Board of Directors was aware of and considered these interests, among other matters, when making its decision to approve and adopt the Merger Agreement, and in recommending that PPSF shareholders vote in favor of approving the Merger Agreement.

For a description of these interests, see “THE MERGER—Interests of Certain Persons in the Merger” on page 54.

PPSF and F&M will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on PPSF or F&M. These uncertainties may impair PPSF’s or F&M’s ability to attract, retain and motivate key personnel until the Merger is completed, and could cause customers and others that deal with PPSF or F&M to seek to change existing business relationships with PPSF or F&M. Retention of certain employees by PPSF or F&M may be challenging while the Merger is pending, as certain employees may experience uncertainty about their future roles with PPSF or F&M. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with PPSF or F&M, PPSF’s and/or F&M’s business could be harmed. In addition, subject to certain exceptions, each of PPSF and F&M has agreed to operate its business in the ordinary course prior to closing. See “THE MERGER AGREEMENT—Restrictions Affecting the Parties Prior to Completion of the Merger” on page 59 for a description of the restrictive covenants applicable to PPSF and F&M while the Merger is pending.

The opinion of PPSF’s financial advisor delivered to PPSF’s Board of Directors before the execution of the Merger Agreement does not reflect any changes in circumstances subsequent to the date of the opinion.

The opinion of Boenning regarding the fairness, from a financial point of view, of the Merger Consideration in the Merger was delivered to PPSF’s Board of Directors on, and was dated, June 14, 2022. Changes in the operations and prospects of F&M and PPSF, general market and economic conditions and other factors which are both within and outside of the control of F&M and PPSF may alter the relative value of the companies. Boenning’s opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion.

The shares of F&M common stock to be received by PPSF shareholders who receive the Stock Consideration as a result of the Merger will have different rights from the shares of PPSF common stock.

Upon completion of the Merger, PPSF shareholders who receive the Stock Consideration will become F&M shareholders and their rights as shareholders will be governed by the F&M Articles of Incorporation and Code of Regulations and Ohio law. The rights associated with PPSF common stock may be different from the rights associated with F&M common stock. Please see “COMPARISON OF COMMON STOCK” beginning on page 70 for a discussion of the different rights associated with F&M common stock.

F&M and PPSF may waive one or more of the conditions to the Merger and, except in certain instances, amend the Merger Agreement without re-soliciting PPSF shareholder approval for the Merger.

Each of the conditions to the obligations of F&M and PPSF to complete the Merger may, to the extent permitted by applicable law, be waived in writing by agreement by F&M and PPSF, if the condition is a condition to both parties’ obligation to complete the Merger, or by the party for which such condition is a condition of its obligation to complete the Merger. Further, except in certain instances and to the extent permitted by applicable law, F&M and PPSF may amend, modify, or supplement the Merger Agreement. The boards of directors of F&M and PPSF may evaluate the materiality of any such waiver, amendment, modification, or supplement to determine whether amendment of this proxy statement and prospectus and re-solicitation of proxies is necessary. F&M and PPSF, however, generally do not expect any such waiver, amendment, modification, or supplement to be significant enough to require re-solicitation of PPSF’s shareholders. In the event that any such waiver, amendment, modification, or supplement is not determined to be significant enough to require re-solicitation of PPSF’s shareholders, except as otherwise provided in the Merger Agreement, the companies will have the discretion to complete the Merger without seeking further shareholder approval.

PPSF shareholders will have dissenters’ rights in the Merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. The shareholders of PPSF will have the rights accorded to dissenting shareholders under the Section 262 of the DGCL. The fair value determined through a judicial proceeding may be more or less than the consideration offered under the Merger Agreement. As a result, F&M bears the risk that payments owed to dissenting shareholders may exceed the consideration outlined in this proxy statement and prospectus.

THE PPSF SPECIAL MEETING

Special Meeting of Shareholders of

Peoples-Sidney Financial Corporation

General Information

We are furnishing this document to the shareholders of PPSF in connection with the solicitation by the Board of Directors of PPSF of proxies for use at the PPSF special meeting of shareholders to be held on September 16, 2022, at 11:00 a.m. local time, at The Hive Executive Center, 101 South Ohio Avenue, Sidney, Ohio, 45365. This document is first being mailed to PPSF shareholders on August  11, 2022, and includes the notice of PPSF special meeting, and is accompanied by a form of proxy.

Matters To Be Considered

The purposes of the special meeting are as follows:

1.	Merger Proposal. To consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby, pursuant to which PPSF will merge with and into F&M.

2.	Adjournment Proposal. To approve one or more adjournments of the PPSF special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal.

3.

Other Matters. To vote upon such other matters which may properly be presented at the special meeting or any adjournment or postponement of the special meeting. PPSF’s Board of Directors is not aware of any such other matters.

Pursuant to the Merger Agreement, PPSF will merge into F&M. The Merger Agreement is attached to this document as Annex A and is incorporated in this document by reference. For a description of the Merger Agreement, see “THE MERGER AGREEMENT,” beginning on page 55.

Record Date, Voting Rights, Quorum, and Vote Required

PPSF has fixed August 8, 2022, as the record date for determining those PPSF shareholders entitled to notice of, and to vote at, the special meeting. Accordingly, if you were an PPSF shareholder of record at the close of business on August 8, 2022, you will be entitled to notice of and to vote at the special meeting. Each share of PPSF common stock you own on the record date entitles you to one vote on each matter presented at the special meeting. At the close of business on the record date there were 1,167,025 shares of PPSF common stock outstanding held by approximately 106 shareholders of record. This number does not reflect the number of persons or entities who may hold their stock in “street name” through a bank, broker, or nominee.

The presence, in person or by proxy, of shareholders holding at least one-third of the outstanding shares of PPSF common stock as of the record date will constitute a quorum for the special meeting. In determining whether a quorum is present, shareholders who abstain, cast broker non-votes, or are otherwise present at the special meeting will be deemed present at the special meeting. Once a share is represented for any purpose at the special meeting, it will be deemed present for quorum purposes for the remainder of the meeting. Approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of PPSF common stock. Approval of the Adjournment Proposal only requires more votes to be cast in favor of the proposal than are cast against it.

Voting Agreement

Each of the directors of PPSF has entered into a voting agreement with F&M pursuant to which each of them has agreed, subject to their fiduciary duties to entertain a superior third-party acquisition proposal under the Merger Agreement, to vote, or cause to be voted, all of their shares of PPSF common stock owned by each of them of record or beneficially, including shares owned by certain other persons over which they have voting control, in favor of the Merger Proposal. Collectively, as of the record date, our directors had the power to vote, or cause to be voted, 93,851 shares, or approximately 8.04% of the outstanding shares of PPSF common stock. See “THE MERGER AGREEMENT—Voting Agreement” on page 62.

Voting

You may vote your shares in person by attending the special meeting, or by mailing us your completed proxy if you are unable or do not wish to attend. We encourage you to vote by mailing the proxy card even if you plan to attend the meeting. If your shares are held in “street name” by a bank, broker, or other nominee, you are considered the beneficial owner of shares held in “street name.” As the beneficial owner, you have the right to direct your bank, broker, or other nominee on how to vote your shares of PPSF common stock. To vote your shares in person at the special meeting, you must obtain a signed proxy from your bank, broker, or other nominee giving you the right to vote your shares. To obtain such a proxy, you should follow the instructions provided by your bank, broker, or other nominee.

Proxies

If you are a PPSF shareholder, you should have received a proxy card for use at the PPSF special meeting with this proxy statement and prospectus. The accompanying proxy card is for your use in voting at the special meeting if you are unable or do not wish to attend the special meeting in person. The shares represented by proxies properly signed and returned will be voted at the special meeting as instructed by the PPSF shareholder giving the proxies. Proxy cards that are properly signed and returned but do not have voting instructions will be voted “FOR” approval of the Merger Proposal and “FOR” approval of the Adjournment Proposal.

If you deliver a properly signed proxy card, you may revoke your proxy at any time before it is exercised by:

•	delivering to PPSF at or prior to the special meeting a written notice of revocation addressed to PPSF, 101 E. Court Street, Sidney, Ohio 45365, Attention: Debra A. Geuy, President and CEO;

•	delivering to PPSF at or prior to the special meeting a properly completed proxy card having a later date; or

•	voting in person by ballot at the special shareholders meeting.

Because approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of PPSF common stock, abstentions and broker non-votes will have the same effect as voting “AGAINST” approval of the Merger Proposal. Accordingly, your Board of Directors urges all PPSF shareholders to vote by proxy by completing, dating and signing the accompanying proxy and returning it promptly in the enclosed postage-paid envelope. Abstentions and broker non-votes will have no effect on the Adjournment Proposal since it only requires more votes to be cast in favor of the proposal than are cast against it at the meeting. You should not send stock certificates with your proxy card.

Solicitation of Proxies

PPSF will bear the entire cost of soliciting proxies from and mailing proxies to its shareholders in connection with the PPSF special meeting. In addition to solicitation of proxies by mail, proxies may be solicited personally or by telephone by directors, officers and certain employees of PPSF, who will not be specially compensated for such soliciting.

In soliciting proxies, no one has any authority to make any representations and warranties about the Merger or the Merger Proposal in addition to or contrary to the provisions stated in this document. No statement regarding the Merger, the Merger Agreement or the Merger Proposal should be relied upon except as expressly stated in this document.

Recommendation of the PPSF board of directors

PPSF’s Board of Directors has approved the Merger Agreement. PPSF’s Board of Directors believes that the Merger is fair to and in the best interests of PPSF and its shareholders. The Board recommends that the PPSF shareholders vote “FOR” approval of the Merger Proposal and “FOR” approval of the Adjournment Proposal. See “THE MERGER— PPSF’s Reasons for the Merger” on page 29.

Other Matters

The special meeting of PPSF shareholders has been called for the purposes set forth in the Notice to PPSF shareholders included in this document. Your Board of Directors is unaware of any matter for action by shareholders at the special meeting other than as stated in the Notice or in this proxy statement and prospectus. However, the enclosed proxy will give discretionary authority to the persons named in the proxy with respect to matters which are not known to your Board of Directors as of the date hereof and which may properly come before the special meeting. It is the intention of the persons named in the proxy to vote with respect to such matters in accordance with the recommendations of the Board of Directors of PPSF or, if no recommendations are given, in their best judgment. The approval of the transaction of any other business that may properly come before the special meeting generally requires more votes to be cast in favor of the proposal than are cast against it.

Beneficial Ownership of PPSF Common Stock by Certain Shareholders

The following table shows, as of the date of this proxy statement and prospectus, the beneficial ownership of PPSF common stock of each person who beneficially owns more than five percent of PPSF’s outstanding common stock, each PPSF director, each of the executive officers of PPSF and all of the directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and investment power with respect to the shares set forth in the following table. This table should be read with the understanding that more than one person may be the beneficial owner or possess certain attributes of beneficial ownership with respect to the same PPSF common stock. The address for the directors and executive officers is c/o Peoples-Sidney Financial Corporation, 101 E. Court Street, Sidney, Ohio 45365.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Directors
Devon A. Beer	5,000	*
Debra A. Geuy	40,780	3.50%
James W. Kerber	37,470	3.21%
Michael W. Lochard	4,378	*
Jeffery S. Sargeant	6,223	*

Non-Director Executive Officers
Donna M. Williams	1,900	*
Steven R. Goins	22,871	1.96%

Directors and Non-Director Executive Officers as a Group (7 persons)	118,622	10.59%

*	Less than 1% of the total outstanding.
(1)	Based upon 1,167,025 shares of PPSF common stock outstanding as of the date of this proxy statement and prospectus.

MERGER PROPOSAL

PPSF is asking its shareholders to approve the Merger Proposal. Holders of PPSF common stock should read this proxy statement and prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the Merger. A copy of the Merger Agreement is attached to this proxy statement and prospectus as Annex A.

After careful consideration, the Board of Directors of PPSF unanimously approved and adopted the Merger Agreement and determined it to be advisable and in the best interest of PPSF and its shareholders. See “THE MERGER—PPSF’s Reasons for the Merger; Recommendation of PPSF’s Board of Directors” included elsewhere in this proxy statement and prospectus for a more detailed discussion of the PPSF board of directors’ recommendation.

For the reasons discussed in this proxy statement and prospectus, the Board of Directors of PPSF determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of PPSF and its shareholders, and adopted and approved the Merger Agreement. The Board of Directors of PPSF recommends that PPSF shareholders vote “FOR” approval of the Merger Proposal.

ADJOURNMENT PROPOSAL

The PPSF special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the PPSF special meeting to approve the Merger Proposal.

If, at the PPSF special meeting, the number of shares of PPSF common stock present or represented and voting in favor of the Merger Proposal is insufficient to approve the Merger Proposal, PPSF intends to move to adjourn the PPSF special meeting in order to enable the Board of Directors of PPSF to solicit additional proxies for approval of the Merger Proposal. In that event, PPSF will ask its shareholders to vote upon the Adjournment Proposal, but not the Merger Proposal.

In this Adjournment Proposal, PPSF is asking its shareholders to authorize the holder of any proxy solicited by the Board of Directors of PPSF, on a discretionary basis, to vote in favor of adjourning the PPSF special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from PPSF shareholders who have previously voted.

The Board of Directors of PPSF recommends a vote “FOR” the Adjournment Proposal.

THE MERGER

At the special meeting, the shareholders of PPSF will consider and vote upon approval of the Merger Agreement. The following summary highlights certain information about the Merger. To understand the Merger, you should read carefully this entire proxy statement and prospectus, including the Merger Agreement, which is attached to this document as Annex A.

Description of the Merger

Under the terms and subject to the conditions of the Merger Agreement approved by each of PPSF’s and F&M’s Boards of Directors, PPSF will merge with and into F&M and the separate corporate existence of PPSF will cease. The Articles of Incorporation and Code of Regulations of F&M, as in effect prior to the Merger, will be the Articles of Incorporation and Code of Regulations of F&M after the Merger.

Merger Consideration

The Merger Agreement provides that PPSF shareholders (other than dissenting shareholders) will have the right, with respect to each of their shares of PPSF common stock, to receive at their election, but subject to proration, without interest, (i) 0.6597 shares (the “Exchange Ratio”) of F&M common stock, or $24.00 in cash (the “Stock Consideration,” “Cash Consideration,” and collectively the “Merger Consideration”), subject to the payment of cash instead of fractional shares. As of the date of this proxy statement there are 1,167,025 PPSF Shares outstanding. Under the Merger Agreement, at least 758,566 PPSF Shares, the Minimum Aggregate Total Stock Election, will be exchanged at the Exchange Ratio for F&M Shares in the Merger.

If F&M changes the number of outstanding shares of F&M common stock before the Merger through any stock split, stock dividend, recapitalization or similar transaction, then the Exchange Ratio will be proportionately adjusted so that PPSF shareholders will receive such number of shares of F&M common stock as represents the same percentage of outstanding shares of F&M common stock at the effective date of the Merger as would have been represented by the number of shares of F&M common stock such shareholder would have received if the recapitalization had not occurred.

No certificate or scrip representing a fractional F&M Share shall be issued in the Merger. Each holder of PPSF Shares who would otherwise be entitled to receive a fractional F&M Share shall be paid in cash (without interest), an amount rounded to the nearest whole cent, determined by multiplying the F&M Average Price (as defined below) by the fractional share of F&M Share to which such holder of PPSF Common Stock would otherwise be entitled. No such holder of a fractional F&M Share shall be entitled to dividends, voting rights, or any other rights in respect of any fractional share. The term “F&M Average Price” shall mean the average closing price of a share of F&M Common Stock as reported by Nasdaq for the ten (10) days that F&M Common Stock trades on the NASDAQ Global Select Market preceding the tenth (10th) calendar day prior to the Effective Time.

If you receive the Stock Consideration as a portion of the Merger Consideration for your shares of PPSF common stock the value of the Stock Consideration will depend on the market price of F&M common stock when you receive your shares of F&M common stock. The implied per share value of the stock consideration, based upon F&M’s closing stock price on August 5, 2022, the most recent practicable trading day before this proxy statement and prospectus was finalized, was $19.57 per share. No assurance can be given (and it is not likely) that the current market price of F&M common stock will be equivalent to the market price of F&M common stock on the date that shares of F&M common stock are received by an PPSF shareholder or at any other time.

On or prior to the effective date of the Merger, F&M will deposit with Computershare Trust Company, or another exchange agent selected by F&M, as exchange agent (the “Exchange Agent”), shares in book entry form of F&M common stock, each to be given to the holders of PPSF common stock in exchange for old certificates (or shares in book entry form) representing shares of PPSF common stock. The Exchange Agent will mail a letter of transmittal to each person who was, immediately prior to the effective time of the Merger, a holder of record of PPSF common stock. The letter of transmittal will contain instructions for use in effecting the surrender of PPSF stock certificates (or shares in book entry form) in exchange for the Merger Consideration to which such person is entitled pursuant to the Merger Agreement. Within five business days following the later of the effective date of the Merger or the surrender to the Exchange Agent of the old certificate(s) (or shares in book entry form) representing shares of PPSF common stock for cancellation, together with such letter of transmittal duly executed and completed, the holder of such old certificate(s) (or shares in book entry form) will be provided evidence of shares in book entry form representing shares of F&M common stock if any, received in the Merger, and/or a check for the cash portion of the Merger Consideration ($24.00 per share) if any, received in the Merger, together with any cash to be paid in lieu of fractional shares, pursuant to the Merger Agreement, and the old certificate (or shares in book entry form) will be canceled.

Until you surrender your PPSF stock certificates (or shares in book entry form) for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective time of the Merger with respect to F&M common stock into which any of your shares may have been converted. In addition, until you surrender your PPSF stock certificates (or shares in book entry form) for exchange, you will not be paid the cash portion of the Merger Consideration ($24.00 per share) that may be payable to you and any cash to be paid in lieu of fractional shares. When you surrender your PPSF stock certificates (or shares in book entry form), F&M will pay any unpaid dividends or other distributions, without interest. After the completion of the Merger, there will be no transfers on the stock transfer books of PPSF of any shares of PPSF common stock.

If a certificate for PPSF common stock has been lost, stolen or destroyed, F&M will issue the consideration properly payable under the Merger Agreement to the registered owner of such certificate upon receipt of an affidavit of lost stock certificate, in form and substance satisfactory to F&M, and upon compliance by the PPSF shareholder with all procedures historically required by PPSF in connection with lost, stolen or destroyed certificates.

Merger Consideration Elections and Allocations

Because the Merger Agreement requires that at least 758,566 PPSF Shares, the Minimum Aggregate Total Stock Election, must be exchanged at the Exchange Ratio for F&M Shares in the Merger, the Merger Agreement provides for allocation of the F&M Shares to be issued based upon each PPSF shareholder’s election and certain proration procedures in the event the Aggregate Minimum Total Stock Election is not satisfied in the election process. Once the Election Period concludes, the Merger Consideration to be received by each PPSF shareholder will be determined in accordance with the terms of the Merger Agreement.

If the aggregate number of PPSF Shares for which stock elections are received equals or exceeds the Minimum Aggregate Total Stock Election, then all elections made by a PPSF shareholder to receive Stock Consideration will receive the Stock Consideration and all elections made to receive the Cash Consideration and all PPSF Shares for which no election was submitted (the “Non-Election Shares”), will be converted into the right to receive the Cash Consideration.

If the aggregate number of PPSF Shares for which stock elections is less than the Minimum Aggregate Total Stock Election (referred to herein as the “Shortfall Number”), then all elections made to receive the Stock Consideration will be converted into the right to receive the Stock Consideration. If the Shortfall Number is equal to or less than the Non-Election Shares then all shares which elected to receive the Cash Consideration will receive the cash Consideration and the Non-Election Shares will be converted, prorata, into the Stock Consideration up to the Shortfall Number and the balance of the Non-Election Shares will receive the Cash Consideration. If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration and all elections to receive the Cash

Consideration will be converted into the right to receive Stock Consideration, prorata, up to the that number that when added together PPSF Shares being converted into the Stock Consideration equals the Aggregate Minimum Aggregate Stock Election.

Conversion of Shares; Exchange of Certificates; Election Procedures

Prior to the Election Period, the Exchange Agent will mail to each holder of record of PPSF Shares an Election Form and a letter of transmittal and instructions for use in surrendering for exchange their certificates for PPSF Shares, together with an election form. Holders of uncertificated PPSF Shares shall be mailed an Election Form. The letter of transmittal will specify that the risk of loss and title to the certificates for PPSF Shares will pass only upon delivery of such certificates for PPSF Shares as specified in the letter of transmittal. Each Election Form will permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to (i) elect to receive the Stock Consideration with respect to any number of such holder’s PPSF Shares specified in the Election Form, (ii) elect to receive the Cash Consideration with respect to any number of such holder’s PPSF Shares specified in the Election Form, or (iii) indicate that such holder makes no election as to such holder’s PPSF Shares. The Election Period is the period that F&M and PPSF will establish, occurring between the date of mailing of these proxy materials and the tenth business day immediately preceding the Effective Time, during which holders of PPSF Shares may validly elect the form of Merger Consideration to be received for PPSF Shares. Any election will have been properly made only if the Exchange Agent has actually received a properly completed Election Form accompanied by one or more certificates for PPSF Shares, if such PPSF Shares are certificated, by 5:00 p.m. Eastern Time on the last day of the Election Period (the “Election Deadline”). A submitted Election Form may be revoked or changed by written notice to the Exchange Agent only if such revocation or change is actually received by the Exchange Agent by the Election Deadline. PPSF Shares as to which a holder does not submit a properly completed Election Form accompanied by, if applicable, certificates for PPSF Shares by the Election Deadline will be Non-Election Shares. The Exchange Agent will make all determinations as to when any election, modification or revocation has been received and whether any such election, modification or revocation has been properly made.

Effect of the Merger on F&M Shareholders

The approval of the F&M shareholders of the Merger Agreement is not required in order to complete the Merger. F&M shareholders will also not be entitled to exchange their shares of F&M common stock for any consideration as a result of the Merger. After the Merger, F&M shareholders will continue to own the same number of F&M shares they owned before the Merger.

Background of the Merger

From time to time over the past several years, PPSF’s board of directors has periodically discussed and reviewed PPSF’s business, performance and prospects and has considered various strategic alternatives for the Company. In the context of such reviews, the strategic alternatives considered by PPSF’s board of directors have included continuing its on-going operations as an independent institution, acquiring other depository institutions, branch offices and entering into a strategic merger with a similarly sized or larger institution. The PPSF board of directors also reviewed, with input from an investment banking firm, the competitive environment in PPSF’s market area and merger and acquisition activity in the financial services industry in general and in the Ohio market area in particular.

In addition, Debra A. Geuy, President and Chief Executive Officer of PPSF, has for the past several years periodically met informally with members of senior management, generally the chief executive officer, of other financial institutions to discuss the state of the industry and related matters as well as the strategic direction of PPSF, including the possible interest in discussing a business combination. Ms. Geuy met informally with Lars B. Eller, President and Chief Executive Officer of F&M, on various occasions beginning in September 2021. No specifics regarding any potential transaction were discussed at those informal meetings.

On August 20, 2021, the PPSF board of directors held a retreat at an offsite location for a strategic planning meeting for the purpose of preparing a three-year strategic plan. The meeting was facilitated by a consultant with a broad range of experience specializing in financial institutions. Among other things, the financial consultant discussed with the PPSF board of directors the current and competitive environment in which PPSF operates, increased regulatory burdens, the uncertain operating climate going forward and PPSF’s operating model and future prospects for growth as an independent company, including an alternative for growth through merger.

On October 10, 2021, representatives of Boenning made a presentation at an offsite location to assist the board of directors in analyzing the various potential strategic alternatives available to PPSF. Boenning provided the board with an overview of the financial industry in PPSF’s market area, its assessment of merger and acquisition activity in the region and on a nationwide basis, and its assessment of potential business combination transactions that might be available to PPSF.

At a regularly scheduled board meeting on December 16, 2021, the PPSF board of directors discussed Peoples Bank’s ability to grow commercial loans, strategic alternatives, succession, staffing, core processing and other issues related to the bank’s future. The board determined it was appropriate to continue to explore potential merger partners while also evaluating Peoples Bank’s other strategic options.

In January, 2022, PPSF retained Boenning as its exclusive financial advisor in connection with any business combination transaction that PPSF might determine to pursue. On January 14, 2022, PPSF’s Board engaged Vorys, Sater, Seymour and Pease LLP (“Vorys”) to serve as its legal counsel in any potential business combination.

During February 2022 and early March 2022, Boenning worked with senior management of PPSF to prepare confidential marketing materials and to establish an electronic data room that could be accessed by interested parties who executed non-disclosure agreements (“NDAs”). During discussions with PPSF’s board of directors, Boenning identified a possible universe of financial institutions that could be potential candidates for a strategic transaction with PPSF. The PPSF board instructed Boenning to reach out to these potential partners.

On March 14, 2022, Boenning contacted 30 potential business combination partners in order to assess their level of interest in discussing a possible transaction with PPSF. As a result of Boenning’s inquiries, 25 of the institutions contacted, including F&M, executed a NDA and received access to the data room containing information relating to PPSF’s operations and financial performance.

Following a review of the materials provided, 10 of the 25 institutions that executed a NDA submitted non-binding indications of interest on April 7, 2022, including F&M.

The PPSF board of directors met on April 12, 2022 to consider the ten non-binding indications of interest that had been received. Representatives of Boenning and Vorys participated in the board meeting. The board of directors believed that the indications of interest submitted by four of the potential candidates presented the best alternatives for PPSF and its shareholders. As a result, the board instructed Boenning to invite those four potential candidates, of which F&M was one, to perform a more detailed and comprehensive due diligence process on PPSF.

From April 19, 2022, to May 9, 2022, F&M and the other three candidates conducted comprehensive due diligence reviews of PPSF and met with members of PPSF’s board and senior management team. F&M conducted its on-site due diligence on April 19 and 20, 2022 and met with some of PPSF’s board and senior management team during this time.

Following an extensive due diligence process, on May 12, 2022, the four candidates submitted revised indications of interest to PPSF. A special meeting of the board of directors of PPSF was held on May 17, 2022, with representatives of Boenning and Vorys present in person and telephonically. During the meeting, Boenning reviewed with the board the four proposals, including the proposal from F&M. F&M’s indication of interest proposed a transaction with an implied purchase price of $20.49 per share to be paid 40% in cash and 60% in stock, with a fixed exchange ratio for F&M’s stock of 0.3223 and cash consideration of $8.19 per each PPSF common share. The other three indications of interest each proposed an all cash deal, two of which were at $23.00 per PPSF common share (referred to as “Company B” and “Company C”) and the other for $20.50 per share (referred to as “Company D”). Boenning provided a detailed analysis of each of the bidders on a stand-alone as well as a pro-forma basis when combined with PPSF and reviewed the bidding process that had been conducted. Given that F&M’s proposal included a stock component, Boenning also discussed with the board the relative valuation, liquidity, dividend policy and earnings per share of F&M’s stock compared to both PPSF and F&M’s peers, as well as the varying tax consequences between stock and cash consideration. Vorys advised the board as to its fiduciary duties and responsibilities in considering a merger under Delaware law. Members of the PPSF board of directors asked various questions of Boenning and Vorys. Following the discussion, the board instructed Boenning to approach each of the bidders and confirm that the bids received represented each bidder’s best and final offer, or whether any of them would be willing to improve its bid with respect to price or other structural elements. In addition, the board specifically instructed Boenning to ask Company B whether it would remove a clause in its bid letter that would require PPSF to have a specified minimum equity level at closing, and ask F&M whether it would allow PPSF shareholders to elect whether to receive cash or stock consideration instead of a fixed combination of cash and stock for each share. Boenning contacted all four parties and their representatives during the meeting. Companies B and C both indicated that they would not be in a position to increase the financial terms of their bids, and Company B declined to waive its minimum equity requirement. Company D indicated a willingness to increase the aggregate value of its bid by up to $300,000, or approximately $0.26 per PPSF common share.

F&M submitted a revised proposal with three distinct combinations of cash and stock, each at a different price, and indicated that the PPSF board could select any of the three options. F&M also agreed to include an election feature whereby PPSF shareholders could individually elect to receive consideration in cash or stock, subject to proration to achieve the desired aggregate consideration mix. Of the three options presented by F&M, the highest bid was $24.00 per PPSF with at least 65% paid in F&M stock and up to 35% in cash. The stock portion would be based on a fixed exchange ratio of 0.6291 F&M shares for each PPSF share. As the other two options presented by F&M were at lower prices with slightly greater amounts of cash consideration, the board determined that the $24.00 option was the most appealing of the three. The board then considered the selected option from F&M against the $23.00 per share bids from Companies B and C, and contemplated the possibility that the fixed exchange ratio in F&M’s proposal could result in a blended per share price of less than $23.00 should F&M’s stock price decline meaningfully before a transaction would be announced. The board instructed Boenning to propose to F&M a collar structure that would increase the stock exchange ratio if the implied blended consideration should fall below $23.10 per share at the time of announcement. The board also instructed Boenning to notify Company D that it had not been chosen. The board meeting was adjourned to allow time for Boenning to engage in further discussions with F&M and its representatives.

On May 18, 2022, Boenning received confirmation from F&M that it would accept the proposed collar structure, subject to reciprocal protection that would decrease the stock exchange ratio if the implied blended consideration should rise above $24.90 per share at announcement. Boenning also received confirmation from Company B that it had agreed to remove the minimum equity requirement from its bid. The board reconvened telephonically to discuss the responses that Boenning had received. Representatives of Boenning and Vorys also participated by telephone. Based on its review of the three remaining indications of interest, including F&M’s increased proposal, the results of the process conducted by Boenning on PPSF’s behalf, and the potential benefits and risks of a merger of PPSF with and into F&M, the PPSF board of directors determined to continue its discussions solely with F&M. The other institutions were advised that PPSF was not interested in continuing discussions of a business combination with them.

On May 19, 2022, PPSF entered into an exclusivity agreement with F&M to allow time for F&M to conduct additional due diligence and begin negotiating a definitive merger agreement. The exclusivity agreement also provided a collar structure for the time period between the execution of the exclusivity agreement and the signing of the definitive Merger Agreement. The collar provided that the exchange ratio would be fixed at 0.6291 if the F&M stock price was between $35.95 and $40.35 per share as of the last trading session prior to signing the definitive Merger Agreement. However, the exchange ratio would float if the F&M stock price was less than $35.95 per share to maintain a blended implied purchase price per share of $23.10, and to the extent F&M’s stock price exceeded $40.35 per share, the exchange ratio would float to maintain a blended implied purchase price per share of $24.90.

On May 24, 2022, F&M’s legal counsel, Shumaker, Loop & Kendrick, LLP, provided Vorys an initial draft of the Merger Agreement. From receipt of the initial draft through June 14, 2022, F&M and PPSF, with the assistance of their respective legal counsels and financial advisors, continued to negotiate the terms of the definitive Merger Agreement and related documents. In addition, F&M and PPSF, with the assistance of their respective legal counsel and financial advisors, continued to discuss various matters related to the proposed combination of F&M and PPSF, including the proposed fixed exchange ratio. On June 6, 2022, certain members of PPSF management and Boenning participated in an on-site reverse due diligence review of F&M.

PPSF’s board of directors met on June 14, 2022, to review the draft Merger Agreement. Members of Boenning and Vorys were present in person. During the meeting, the representative of Vorys reviewed with the board of directors the terms of the Merger Agreement and the various related agreements contemplated by the Merger Agreement. She also reminded the board of its fiduciary duties under Delaware law. Members of PPSF’s senior management briefed the board on the results of the due diligence review conducted on F&M. Representatives of Boenning and Vorys responded to questions from, and participated in discussions with, the directors. The PPSF board discussed the drop in F&M’s market price from $38.15 on May 11, 2022 (the price used to calculate the preliminary exchange ratio) to $34.97 on June 13, 2022. The board recognized that, in accordance with the exclusivity agreement, the exchange ratio would likely be adjusted prior to signing the Merger Agreement based upon F&M’s closing stock price on June 14, 2022, but that the blended implied purchase price per share would be no less than $23.10. At the meeting, Boenning presented its opinion that the Merger Consideration to be received by shareholders of PPSF was fair from a financial point of view. After careful and deliberate consideration of the presentations by Boenning and Vorys as well as the interests of PPSF’s shareholders, the board of directors of PPSF unanimously approved the Merger Agreement and the related documents. The board of directors of PPSF Bank also unanimously approved the bank merger agreement and related documents.

After the market closed on June 14, 2022, the parties agreed that the Exchange Ratio would be established at 0.6597 F&M shares for each share of PPSF based on F&M’s closing price of $34.28 per share, the Merger Agreement and related documents were executed, and the parties issued a joint press release announcing the Merger.

F&M’s Reasons for the Merger

In reaching its decision to adopt and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the F&M Board of Directors consulted with F&M management and considered a number of factors, including the following material factors:

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each of F&M’s and PPSF’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the F&M Board of Directors considered that the Merger (1) will expand F&M’s business within the attractive market of Sidney, Ohio and surrounding markets in Shelby County; (2) will increase total loans, the key revenue source for F&M; and (3) will provide F&M with the opportunity to sell F&M’s broad array of products to PPSF’s client base;

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its understanding of the current and prospective environment in which F&M and PPSF operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on F&M both with and without the proposed transaction;

•	its review and discussions with F&M’s management concerning the due diligence examination of PPSF;

•	the complementary nature of the cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

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the financial and other terms of the Merger Agreement, including the fixed Exchange Ratio for the Stock Consideration, tax treatment and deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•	the potential risk of diverting management attention and resources from the operation of F&M’s business towards the completion of the Merger; and

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the regulatory and other approvals required in connection with the Merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the information and factors considered by the F&M Board of Directors is not intended to be exhaustive, but includes the material factors considered by the F&M Board of Directors. In reaching its decision to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the F&M Board of Directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The F&M Board of Directors considered all these factors as a whole, including discussions with, and questioning of, F&M’s management and F&M’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the F&M Board of Directors determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of F&M and its shareholders, and approved and adopted the Merger Agreement.

PPSF’s Reasons for the Merger; Recommendation

After careful consideration, PPSF’s Board of Directors, at a meeting held on June 14, 2022, determined that the Merger Agreement is advisable, fair to, and in the best interests of PPSF and its shareholders. Accordingly, PPSF’s Board of Directors adopted and approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and recommends that PPSF shareholders vote “FOR” the approval of the Merger Proposal. In reaching its decision to adopt and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend that its shareholders approve the Merger Proposal, the PPSF board of directors evaluated the Merger and the Merger Agreement in consultation with PPSF’s management, as well as PPSF’s financial and legal advisors, and considered a number of factors, including the following material factors:

•	The review undertaken by the PPSF board of directors, with the assistance of PPSF’s financial and legal advisors, with respect to the strategic alternatives available to PPSF;

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The challenges facing PPSF as an independent institution and the PPSF board of directors’ belief that combining with a larger financial institution will benefit PPSF’s shareholders and the customers and communities served by Peoples Bank;

•	The consideration being offered to PPSF’s shareholders in relation to the market price, tangible book value per share and earnings per share of PPSF;

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The fact that the implied value of the Merger Consideration offered by F&M as of June 14, 2022 (the closing price on the day of the PPSF board of directors meeting) of $23.10 for each share of PPSF common stock represented a premium of 122% over the closing price of PPSF common stock on June 14, 2022 and the uncertainty whether or when the PPSF common stock would trade at a level equal to the implied value of the Merger Consideration. The PPSF board of directors understood that this multiple is favorable relative to multiples received in recent transactions involving comparable financial institutions;

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The results that could be expected to be obtained by PPSF if it continued to operate independently and the potential future trading value of PPSF common stock compared to the value of the Merger Consideration offered by F&M and the potential future trading value of the F&M common shares;

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The fact that a minimum of 65% of PPSF common shares would be exchanged for F&M stock, which would allow PPSF shareholders who receive F&M common shares in the Merger to participate in the future performance of the combined company;

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The cash/stock election provisions in the Merger Agreement providing PPSF shareholders with an ability to choose the form of consideration that they wish to receive, subject to a minimum of 65% of PPSF common shares being exchanged for F&M common shares;

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The limited prospects for PPSF to grow its franchise through additional acquisitions given the relatively limited number of acquisition prospects available to PPSF as well as the relative inability of PPSF to use its poorly-valued stock as currency in any acquisition of another depository institution;

•	The results of discussions with potential merger partners contacted by Boenning, PPSF’s financial advisor;

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The current and prospective environment in which PPSF operates, including national, regional and local economic conditions, the competitive environment for financial institutions, the increased regulatory burdens on financial institutions, and the uncertainties in the regulatory climate going forward;

•	The scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining PPSF with F&M;

•	The complementary geographic locations of the PPSF and F&M branch networks;

•	F&M’ asset size and capital position, which would give the resulting institution over $2.8 billion in assets;

•	The earnings prospects of the combined companies and the accretion to PPSF’s earnings per share and dividend on an exchange ratio adjusted basis;

•	The additional products offered by F&M to its customers and the ability of the resulting institution to provide comprehensive financial services to its customers;

•	PPSF’s and F&M’s shared community banking philosophies; and

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Boenning’s opinion dated June 14, 2022, that, as of such date, the Merger Consideration was fair to PPSF’s shareholders from a financial point of view. The opinion is attached as Annex C to this document. For a summary of the presentation of Boenning, see “Opinion of PPSF’s Financial Advisor” below.

The PPSF board of directors also considered a number of potential risks and uncertainties associated with the Merger, including, without limitation, the following:

•	The risk that the Merger may not be consummated or that the closing may be unduly delayed, including as a result of factors outside either F&M’s or PPSF’s control.

•	The fact that completion of the Merger requires the regulatory approval and approval of PPSF’s shareholders.

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The fact that certain PPSF directors and executive officers have financial interests in the Merger in addition to their interests as PPSF shareholders and the manner in which such interests would be affected by the Merger.

•	The potential risk of diverting management attention and resources from the operation of PPSF’s business towards the completion of the Merger.

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The restrictions on the conduct of PPSF’s business prior to the completion of the Merger, which are customary for merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent PPSF from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of PPSF absent the pending completion of the Merger.

•	Certain provisions of the Merger Agreement prohibit PPSF from soliciting, and limit its ability to respond to, acquisition proposals from third parties.

•	The possibility that PPSF will have to pay a $1,000,000 termination fee to F&M if the Merger Agreement is terminated under certain circumstances.

•	The potential risks associated with achieving anticipated cost synergies and savings and successfully integrating PPSF’s business, operations, and workforce with those of F&M and F&M Bank.

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The fact that the exchange ratio is fixed so that if the market price of F&M common stock is lower at the time of the closing of the Merger, the economic value of the Merger Consideration to be received by PPSF shareholders in exchange for their shares of common stock will also be lower.

•	The other risks described under the heading “Risk Factors,” beginning on page 21.

In considering the recommendation of the PPSF board of directors, you should be aware that certain directors and officers of PPSF may have interests in the Merger that are different from, or in addition to, interests of PPSF shareholders generally and may create potential conflicts of interest. The PPSF board of directors was aware of these interests and considered them when evaluating and negotiating the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement, and in recommending to PPSF’s shareholders that they vote in favor of the Merger Proposal. See “THE MERGER — Interests of Certain Persons in the Merger,” beginning on page 54.

The foregoing discussion of the factors considered by the PPSF board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the PPSF board of directors. In reaching its decision to adopt and approve the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement, the PPSF board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The PPSF board of directors considered all these factors as a whole, including through its discussions with, and questioning of, PPSF’s management and PPSF’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the PPSF board of directors has adopted and approved the Merger Agreement, the Merger and the transactions contemplated thereby, and recommends that you vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Opinion of PPSF’s Financial Advisor

PPSF engaged Boenning to render financial advisory and investment banking services to the PPSF board, including delivery of an opinion to the PPSF board as to the fairness, from a financial point of view, to the holders of PPSF common stock of the merger consideration. PPSF selected Boenning because Boenning is a nationally recognized investment banking firm with substantial experience in transactions similar to the Merger. As part of its investment banking business, Boenning is regularly engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions and other corporate transactions.

As part of its engagement, representatives of Boenning attended the meeting of the PPSF board held on June 14, 2022 at which the PPSF board evaluated the Merger. At this meeting, Boenning reviewed the financial aspects of the Merger and rendered an oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Boenning as set forth in such opinion, the merger consideration to be received in the Merger by the holders of PPSF common stock was fair, from a financial point of view, to such shareholders. The PPSF board unanimously adopted the merger agreement at this meeting.

The following description of the Boenning fairness opinion is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Boenning in preparing the opinion.

Boenning’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the PPSF board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. The opinion addressed only the fairness to the holders of PPSF common stock, from a financial point of view, of the merger consideration to be received in the Merger by such shareholders. It did not address the underlying business decision of PPSF to engage in the Merger or enter into the merger agreement or constitute a recommendation to the PPSF board in connection with the Merger, and it does not constitute a recommendation to any holder of PPSF common stock as to how to vote in connection with the Merger or any other matter. Boenning did not express any opinion as to the fairness of the amount or nature of the consideration to be received in the Merger by any of the officers, directors, or employees of any party to the merger agreement, or any class of such persons, relative to the merger consideration to be received by the holders of PPSF common stock in the Merger.

Boenning’s opinion was reviewed and approved by Boenning’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority, Inc.

In connection with rendering the opinion described above, Boenning reviewed, analyzed and relied upon material bearing upon the financial and operating condition of PPSF and FMAO and bearing upon the Merger, including, among other things:

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the historical financial performances, current financial positions and general prospects of PPSF and FMAO and certain internal financial analyses and forecasts prepared by the management of PPSF and FMAO;

•	a draft of the merger agreement;

•	the stock market performance and trading history of PPSF and FMAO;

•	the consolidated financial and operating data of PPSF and FMAO;

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the pro forma financial impact of the Merger on FMAO, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined and provided by senior management of PPSF and FMAO, and relied upon by Boenning at the direction of such management and with the consent of PPSF;

•	the nature and financial terms of the Merger as compared with the nature and financial terms of certain other merger and business combinations in the banking industry; and

•	discussions with members of PPSF’s and FMAO’s senior management with respect to their respective operations, historical financial statements and future prospects;

Boenning also performed such other financial analyses, studies and investigations as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally.

In conducting its review and arriving at its opinion, Boenning relied upon and assumed the accuracy and completeness of all of the financial and other information and representations made or given by PPSF and FMAO, and their respective officers, directors, auditors, counsel and other agents, and on publicly available filings, releases and other information issued by PPSF and FMAO, including financial statements, financial projections and stock price data, as well as certain information from recognized independent sources and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. Boenning relied upon the pro forma financial impact of the Merger on FMAO, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined and provided by senior management of PPSF and FMAO. Boenning assumed that all forecasts and projections provided to Boenning were reasonably prepared and reflected the best currently available estimates and good faith judgments of the management of PPSF and FMAO as to their most likely future financial performance. Boenning further relied on the assurances of the respective management teams of PPSF and FMAO that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Boenning relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

Boenning is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and Boenning assumed, without independent verification, that the allowances for loan losses indicated on the balance sheets of PPSF and FMAO are adequate to cover such losses. In rendering its opinion, Boenning did not review any individual loans or credit files.

Boenning assumed, in all respects material to its analyses:

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that all of the representations and warranties of all parties contained in the merger agreement and all related agreements and documents were true and correct, that each party under the agreements and documents would perform all of the covenants required to be performed by such party under the agreements and documents, and that the conditions precedent in the agreements and documents would not be waived;

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that the merger agreement (the final terms of which Boenning assumed would not differ in any respect material to Boenning’s analyses from the draft version reviewed by Boenning and referred to in the opinion) represented the entire agreement between the parties, that the merger agreement would not be modified or amended, and that its terms would not be superseded or supplemented by other agreements or documents, with no adjustments to the merger consideration and with no other consideration or payments in respect of PPSF common stock;

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that in the course of obtaining the necessary regulatory approvals for the consummation of the Merger, no conditions would be imposed that would materially affect PPSF, FMAO, the combined entity or the contemplated benefits of the Merger, including the cost savings and related expenses expected to result from the Merger; and

•	that the Merger would be treated as a tax-free reorganization for federal income tax purposes.

Boenning assumed that the Merger would be consummated in a manner that complied with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. Boenning was further advised by representatives of PPSF that PPSF relied upon advice from its advisors (other than Boenning) or other appropriate sources as to all legal, tax, regulatory and accounting matters. Boenning did not provide advice with respect to any such matters.

Boenning’s opinion addressed only the fairness to the holders of PPSF common stock, from a financial point of view, as of the date of the opinion, of the merger consideration to be received in the Merger by such shareholders. Boenning’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to Boenning through such date and, accordingly, it speaks to no other period. Boenning did not and does not have an obligation to update, revise or reaffirm its opinion. Boenning’s opinion did not address, and Boenning expressed no view or opinion with respect to:

•	the relative merits of the Merger and the other business strategies that the PPSF board considered or may have considered;

•	the underlying business decision of the PPSF board to proceed with the Merger;

•	the prices at which PPSF’s securities or FMAO’s securities may trade at any time; or

•	any advice or recommendation provided by any other advisor to PPSF.

Additionally, Boenning assumed that the Merger is, in all respects, lawful under applicable law. Further, Boenning’s analyses and opinion, and the financial projections on which they were based, did not reflect changes in the operations and projections of PPSF and FMAO subsequent to the date of Boenning’s opinion, including changes that have resulted or may result from the social, political and economic impact of the COVID-19 pandemic.

In performing its analyses, Boenning made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Boenning, PPSF and FMAO. Any estimates contained in the analyses performed by Boenning are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Boenning opinion was among several factors taken into consideration by the PPSF board in making its determination to approve the merger agreement and the transactions contemplated thereby. Consequently, the analyses described below should not be viewed as determinative of the decision of the PPSF board with respect to the fairness of the merger consideration. The type and amount of consideration payable in the Merger were determined through negotiation between PPSF and FMAO, and the decision for PPSF to enter into the merger agreement was solely that of the PPSF board.

The following is a summary of the material financial analyses presented by Boenning to the PPSF board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by Boenning to the PPSF board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytical process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Boenning did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Boenning believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, Boenning utilized an implied blended per share transaction value for the Merger of $23.10 per outstanding share of PPSF common stock, based on the consideration of $24.00 in cash or a fixed exchange ratio of 0.6467 shares of FMAO common stock, with up to 35% of PPSF shares being exchanged for cash and at least 65% of PPSF shares being exchanged for FMAO stock, as well as FMAO’s closing price of $34.97 on June 13, 2022. Boenning also utilized an aggregate transaction value for the Merger of $27.0 million based on (i) the implied per share transaction value of $23.10 per share of PPSF common stock, (ii) 1,167,025 shares of PPSF common stock outstanding, and (iii) no PPSF stock options outstanding.

The amount and exchange ratio of the merger consideration to be paid in the Merger was determined by PPSF and FMAO based on arm’s-length negotiations without any recommendation from Boenning. PPSF imposed no limitations on Boenning’s analyses or upon the scope of its due diligence in performing its analyses.

In addition to the financial analyses described below, Boenning reviewed with the PPSF board for informational purposes, among other things, the following implied transaction multiples based on the transaction value for the Merger of $27.0 million:

•	174.8% of PPSF’s March 31, 2022 tangible book value

•	28.6x PPSF’s LTM March 31, 2022 net income

•	10.6% core deposit premium defined as the premium paid to tangible book value divided by PPSF’s core deposits

PPSF Selected Companies Analysis. Using publicly available information, Boenning compared the financial performance, financial condition and market performance of PPSF to eight exchange-traded banks and bank holding companies headquartered in the Midwest with total assets less than $300 million, tangible common equity / tangible assets 8% – 16% and LTM Core return on average tangible common equity less than 12%, excluding mutuals and merger targets (which we refer to as the “PPSF selected companies”).

The PPSF selected companies were as follows:

Mid-Southern Bancorp, Inc.	Town Center Bank
Logansport Financial Corp.	Diamond Bancshares, Inc.
Empire Bancshares, Inc.	First Niles Financial, Inc.
Eagle Financial Bancorp, Inc.	Sugar Creek Financial Corp.

To perform this analysis, Boenning used profitability data and other financial information as of, or for the most recent available completed fiscal quarter (which we refer to as “MRQ”), or latest 12 months (which we refer to as “LTM”), and market price information as of June 13, 2022. Certain financial data prepared by Boenning, as referenced in the tables presented below, may not correspond to the data presented in PPSF’s historical financial statements as a result of the different periods, assumptions and methods used by Boenning to compute the financial data so presented.

Boenning’s analysis showed the following concerning the financial condition and performance of PPSF and the PPSF selected companies for the LTM:

	PPSF Selected Companies
(in %)	PPSF	Low	Average	Median	High
TCE / Tangible Assets	11.62	8.74	11.41	10.27	15.66
LTM Core ROAA(1)	0.73	0.40	0.70	0.65	1.21
LTM Core ROATCE(1)	6.02	3.64	6.02	5.92	10.87
LTM Efficiency Ratio	78.0	63.5	87.8	79.2	156.4
Loans / Deposits	87.0	56.0	71.3	71.4	88.9
NPAs / Assets	0.22	0.17	0.60	0.51	1.40

(1)	Core income excludes extraordinary items, nonrecurring revenues/expenses, gain/loss on sale of securities and amortization of intangibles.

In addition, Boenning’s analysis showed the following concerning the market performance of PPSF and the PPSF selected companies:

	PPSF Selected Companies
(in % unless otherwise noted)	PPSF	Low	Average	Median	High
Dividend Yield	3.07	0.00	1.56	1.60	3.48
Price / Tangible Book Value	78.8	56.4	94.3	97.4	114.0
Price / LTM EPS (x)	12.9	6.5	16.9	13.9	34.3

None of the PPSF selected companies used as a comparison in the above analyses is identical to PPSF. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

In addition, Boenning’s analysis compared pricing multiples for the Merger to the implied merger pricing multiples of the PPSF selected companies. To account for an equity control premium, Boenning applied a 27.0% premium to the PPSF selected companies based on the median one-day stock price premium for all bank and thrift merger transactions announced over the last 10 years, based on data from S&P Capital IQ Pro.

	PPSF Selected Companies
(in % unless otherwise noted)	PPSF	10th Percentile	Median	90th Percentile
Price / Tangible Book Value	174.8	97.0	123.7	142.5
Price / LTM EPS (x)	28.6	10.4	17.7	35.5
Core Deposit Premium	10.6	-1.2	1.8	8.3

Selected Transactions Analysis

Boenning reviewed publicly available information related to three sets of selected U.S. bank transactions:

1.	19 selected Ohio bank and thrift transactions announced since January 1, 2017, with target assets less than $1 billion (which we refer to as the “Ohio Group”);

2.

18 selected Midwest bank and thrift transactions announced since January 1, 2019, with target assets $100 million – $400 million, tangible common equity / tangible assets 10% – 16%, LTM ROAE 2% – 10% and NPAs / Assets less than 1.00% (which we refer to as the “Midwest Group”); and

3.

10 selected nationwide bank and thrift transactions announced since January 1, 2021, with target assets $100 million – $400 million and tangible common equity / tangible assets 10%—16% (which we refer to as the “Nationwide Group”).

All three sets of transactions exclude investor recapitalization transactions, transactions without disclosed deal values and mergers of equals.

Ohio Group

Buyer Name	Target Name	Announcement Date
Middlefield Banc Corp.	Liberty Bancshares, Inc.	5/26/2022
Civista Bancshares, Inc.	Comunibanc Corp.	1/10/2022
Farmers National Banc Corp.	Cortland Bancorp	6/23/2021
Savings Bancorp, Inc.	SSNB Inc	6/15/2021
Double Bottomline Corp.	Community Savings Bancorp, Inc.	6/9/2021
Farmers & Merchants Bancorp, Inc.	Perpetual Federal Savings Bank	5/4/2021
SB Financial Group, Inc.	Edon Bancorp, Inc.	2/7/2020
Farmers National Banc Corp.	Maple Leaf Financial, Inc.	8/30/2019
Consumers Bancorp, Inc.	Peoples Bancorp of Mt. Pleasant, Inc.	6/14/2019
Merchants Bancorp, Incorporated	Citizens Independent Bancorp, Inc.	12/20/2018

Buyer Name	Target Name	Announcement Date
Richwood Bancshares, Inc.	Home City Financial Corporation	7/25/2018
Forcht Bancorp, Inc.	MW Bancorp, Inc.	6/26/2018
United Bancorp, Inc.	Powhatan Point Community Bancshares, Inc.	6/14/2018
First Commonwealth Financial Corp	Garfield Acquisition Corp	1/10/2018
LCNB Corp.	Columbus First Bancorp, Inc.	12/21/2017
Peoples Bancorp Inc.	ASB Financial Corp.	10/24/2017
United Bancshares, Inc.	Benchmark Bancorp, Inc.	3/22/2017
Farmers National Banc Corp.	Monitor Bancorp, Inc.	3/13/2017
First Merchants Corporation	Arlington Bank	1/25/2017

Midwest Group

Buyer Name	Target Name	Announcement Date
Undisclosed Buyer	Washington Business Bank	5/12/2022
Dupaco Community Credit Union	Home Savings Bank	9/30/2021
HBT Financial, Inc.	NXT Bancorporation, Inc.	6/7/2021
Fidelity D & D Bancorp, Inc.	Landmark Bancorp, Inc.	2/26/2021
CBB Bancorp, Inc.	Ohana Pacific Bank	1/28/2021
Pinnacle Bankshares Corporation	Virginia Bank Bankshares, Incorporated	1/21/2020
Cambridge Financial Group, Inc.	Melrose Bancorp, Inc.	12/18/2019
Cendera Bancorp, Inc.	Cendera Financial Holdings, Inc.	11/15/2019
FB Financial Corporation	FNB Financial Corp.	9/17/2019
Summit Financial Group, Inc.	Cornerstone Financial Services, Inc.	9/17/2019
Community First Bancshares, Inc.	ABB Financial Group, Inc.	8/20/2019
Indiana Members Credit Union	Commerce Bank	8/13/2019
Eagle Bancorp Montana, Inc.	Western Holding Company of Wolf Point	8/9/2019
Three Rivers Federal Credit Union	West End Bank, S.B.	8/1/2019
BayCom Corp	TIG Bancorp	7/1/2019
Dickinson Financial Corporation II	KCB Bank	5/31/2019
Allegheny Bancshares, Inc.	Mount Hope Bankshares, Inc.	5/9/2019
Citizens Community Bancorp, Inc.	F. & M. Bancorp of Tomah, Inc.	1/22/2019

Nationwide Group

Buyer Name	Target Name	Announcement Date
Undisclosed Buyer	Washington Business Bank	5/12/2022
Friendship Bancshares, Inc.	Bank of Saint Elizabeth	10/27/2021
Eagle Bancorp Montana, Inc.	First Community Bancorp, Inc.	10/1/2021
Dupaco Community Credit Union	Home Savings Bank	9/30/2021
Seacoast Banking Corporation of FL	Business Bank of Florida, Corp.	8/23/2021
HBT Financial, Inc.	NXT Bancorporation, Inc.	6/7/2021
Fidelity D & D Bancorp, Inc.	Landmark Bancorp, Inc.	2/26/2021
First National Corporation	Bank of Fincastle	2/18/2021
CBB Bancorp, Inc.	Ohana Pacific Bank	1/28/2021
Investar Holding Corporation	Cheaha Financial Group, Inc.	1/25/2021

For each selected transaction, Boenning derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction:

•	Price per share of common stock to tangible book value per share of common stock of the acquired company;

•	Price per share of common stock to LTM core earnings per share (excludes extraordinary items, nonrecurring revenues/expenses, gain/loss on sale of securities and amortization of intangibles); and

•	Core deposit premium.

The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the Merger based on the aggregate transaction value for the Merger of $27.0 million and using historical financial information for PPSF as of or for the 12 months ended March 31, 2022.

The results of the analysis are set forth in the following tables:

Ohio Group

PPSF Selected Comparable Transactions
(in % unless otherwise noted)	PPSF	10th Percentile	Median	90th Percentile
Deal Value / Tangible Book Value	174.8	121.7	152.9	193.7
Deal Value / LTM EPS (x)	28.6	14.4	21.8	33.3
Core Deposit Premium	10.6	3.6	8.1	20.0

Midwest Group

PPSF Selected Comparable Transactions
(in % unless otherwise noted)	PPSF	10th Percentile	Median	90th Percentile
Deal Value / Tangible Book Value	174.8	111.8	140.7	177.6
Deal Value / LTM EPS (x)	28.6	14.6	19.0	36.0
Core Deposit Premium	10.6	2.2	7.7	13.2

Nationwide Group

PPSF Selected Comparable Transactions
(in % unless otherwise noted)	PPSF	10th Percentile	Median	90th Percentile
Deal Value / Tangible Book Value	174.8	114.0	137.9	171.9
Deal Value / LTM EPS (x)	28.6	9.2	18.5	33.9
Core Deposit Premium	10.6	2.6	5.9	12.1

No company or transaction used as a comparison in the above selected transactions analysis is identical to PPSF, FMAO or the Merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgment concerning differences in financial and operating characteristics of the companies involved.

Pro Forma Results and Capital Ratios

Boenning performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of PPSF and FMAO. Using closing balance sheet estimates as of March 31, 2022 for PPSF and FMAO provided by PPSF and FMAO management, FMAO analyst earnings estimates for 2022—2023, assumed long-term earnings growth rates provided by PPSF management, and pro forma assumptions

(including, without limitation, the cost savings and related expenses expected to result from the Merger) provided by FMAO management, Boenning analyzed the estimated financial impact of the Merger on certain projected financial and operating results. This analysis indicated that the Merger could be (i) accretive to FMAO’s 2023 and 2024 estimated EPS, and (ii) dilutive to FMAO’s estimated tangible book value per share at closing. Furthermore, the analysis indicated that, pro forma for the Merger, FMAO’s tangible common equity to tangible assets ratio, leverage ratio, common equity Tier 1 ratio, Tier 1 risk-based capital ratio, and Total risk-based capital ratio at closing would be above those required to be deemed “well capitalized” under regulatory guidelines. For all of the above analyses, the actual results achieved by FMAO following the Merger may vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis

Boenning performed a discounted cash flow analysis to estimate a range for the implied equity value of PPSF. In this analysis, the future cash flows are derived from PPSF’s financial budget and management estimates and discounted back. Cash flows include projected cash dividends as well as an assumed value of one share at the end of year five using both earnings and tangible book value multiples. The range of discount rates for PPSF was determined using the Capital Asset Pricing Model, which takes into account certain factors such as the current risk-free rate, the beta of PPSF stock compared to the broader market, the Duff & Phelps risk premiums for micro-cap stocks and for commercial bank stocks and the 10-year Treasury Rate. The discount rate resulting from this method was approximately 15.0%.

The ranges of values were derived by adding (i) the present value of the estimated earnings and cash dividends that PPSF could generate over the five-year period from 2023 to 2027 and (ii) the present value of PPSF’s implied terminal value at the end of such period. In calculating the net present value of PPSF using the earnings multiple, the range of price to earnings ratios used to determine possible future stock prices was 13.0x to 17.0x LTM earnings, with a midpoint of 15.0x. The mid-point multiple approximates median multiples in the peer group analysis. This discounted cash flow analysis resulted in a range of implied values per share of PPSF common stock of $11.52 per share to $16.61 per share with a midpoint of $13.87 per share. In calculating the net present value of PPSF using the tangible book value multiple, the range of price to tangible book value ratios used to determine possible future stock prices was 80% to 120% of tangible book value, with a midpoint of 100%. The mid-point multiple approximates median multiples in the peer group analysis. This discounted cash flow analysis resulted in a range of implied values per share of PPSF common stock of $8.41 per share to $13.03 per share with a midpoint of $10.54 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates and discount rates. The analysis did not purport to be indicative of the actual values or expected values of PPSF or the pro forma combined company.

Miscellaneous

Boenning acted as financial advisor to PPSF in connection with the Merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, Boenning is regularly engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, Boenning has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its broker-dealer businesses, and further to certain existing sales and trading relationships between each of PPSF and FMAO and Boenning, Boenning and its affiliates may from time to time purchase securities from, and sell securities to, PPSF and FMAO, and as a market maker in securities, Boenning and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of PPSF or FMAO for its own accounts and for the accounts of its customers and clients. Boenning employees may also from time to time maintain individual positions in PPSF common stock and/or FMAO common stock.

Pursuant to the Boenning engagement agreement, PPSF agreed to pay Boenning or its assigns a cash fee equal to 1.50% of the implied transaction value, $15,000 of which became payable upon retention of Boenning, $75,000 of which became payable concurrently with the rendering of Boenning’s opinion, and the balance of which is contingent upon the consummation of the Merger. Boenning’s fee for rendering the fairness opinion was not contingent upon Boenning reaching any particular conclusion. PPSF also agreed to reimburse Boenning for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify Boenning against certain liabilities relating to or arising out of Boenning’s engagement or Boenning’s role in connection therewith.

With respect to previous engagements, Boenning was engaged in June 2021 by FMAO to serve as placement agent for a private placement of subordinated debt. The offering ultimately closed on July 30, 2021, and Boenning was paid a commission for its role.

Except for the arrangement between Boenning and FMAO described in the preceding paragraph, Boenning has not had any material investment banking relationship with PPSF or FMAO during the past two years in which compensation was received or was intended to be received as a result of the relationship between Boenning, on the one hand, and PPSF or FMAO, on the other hand. Boenning may provide investment banking services to FMAO in the future (and to PPSF, if the Merger is not consummated), although there is no agreement to do so.

Rights of Dissenting Shareholders

Holders of shares of PPSF common stock who meet certain requirements are entitled to seek appraisal rights. Under Section 262 of the DGCL, holders of shares of PPSF common stock who do not vote in favor of the adoption of the Merger Agreement and who otherwise follow the procedures set forth in Section 262 of the DGCL (which we refer to as “Section 262”) will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash for the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, determined as described below.

Failure to follow precisely any of the statutory requirements could result in the loss of your appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this proxy statement and prospectus as Annex B. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that PPSF stockholders exercise their appraisal rights under Section 262. Only a holder of record of shares of PPSF common stock is entitled to demand appraisal of the shares registered in that holder’s name. A person having a beneficial interest in shares of common stock of PPSF held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. If you hold your shares of PPSF common stock through a broker, bank or other nominee and you wish to exercise appraisal rights, you should consult with your broker, bank or other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

Under Section 262, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders as of the record date that appraisal rights are available, and must include in the notice a copy of Section 262. This proxy statement and prospectus shall constitute such notice, and the full text of Section 262 is attached to this proxy statement and prospectus as Annex B. In connection with the Merger, any holder of shares of PPSF common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights. In addition, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, PPSF believes that if a stockholder is considering exercising such rights such stockholder should consider seeking legal and financial advice.

Filing Written Demand

Any holder of shares of PPSF common stock wishing to exercise appraisal rights must deliver to PPSF, before the vote on the adoption of the Merger Agreement at the PPSF special meeting, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote in favor of the adoption of the Merger Agreement. A holder of shares of PPSF common stock wishing to exercise appraisal rights must hold the shares of record on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the Merger. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the Merger Agreement, and will constitute a waiver of the stockholder’s right of appraisal and nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the Merger Agreement or abstain from voting on the adoption of the Merger Agreement. Voting against the adoption of the Merger Agreement or abstaining from voting or failing to vote on the proposal to adopt the Merger Agreement will not by itself constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the Merger Agreement. The demand must reasonably inform PPSF of the identity of the holder, as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to deliver the written demand prior to the taking of the vote on the adoption of the Merger Agreement at the PPSF special meeting will constitute a waiver of appraisal rights.

Only a holder of record of shares of PPSF common stock is entitled to demand appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of PPSF common stock should be executed by or on behalf of the holder of record. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. Stockholders who hold their shares in bank, brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their bank, broker or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

All written demands for appraisal pursuant to Section 262 should be delivered to the Corporate Secretary of PPSF at Peoples-Sidney Financial Corporation, 101 E. Court Street, Sidney, Ohio 45365. Any holder of shares of PPSF common stock who has not commenced an appraisal proceeding or joined such proceeding as a named party may withdraw such holder’s demand for appraisal and accept the consideration offered pursuant to the Merger Agreement by delivering to the surviving corporation of the Merger a written withdrawal of the demand for appraisal and an acceptance of the Merger Consideration; however, any such attempt to withdraw the demand made more than 60 days after the effective date of the Merger will require written approval of the surviving corporation of the Merger. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, that this restriction will not affect the right of any former PPSF stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the Merger Consideration within 60 days after the effective date of the Merger.

Notice by the Surviving Corporation

If the Merger is completed, within ten days after the effective time of the Merger, the surviving corporation of the Merger will notify each holder of shares of PPSF common stock who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of or consented to the adoption of the Merger Agreement, that the Merger has become effective and the effective date thereof.

Filing a Petition for Appraisal

Within 120 days after the effective time of the Merger, but not thereafter, the surviving corporation of the Merger or any holder of shares of PPSF common stock who has so complied with Section 262 and is entitled to appraisal rights under Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all holders who have properly demanded appraisal of their shares. The surviving corporation of the Merger is under no obligation to file a petition or initiate any negotiations with respect to the fair value of shares of PPSF common stock. F&M, which will be the surviving corporation of the Merger, has no present intention to, and holders of PPSF common stock should assume that F&M will not, file a petition or initiate any negotiations with respect to the fair value of shares of PPSF common stock. Accordingly, any holders of shares of PPSF common stock who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights in respect of shares of PPSF common stock within the time prescribed in Section 262.

Within 120 days after the effective time of the Merger, any holder of shares of PPSF common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation of the Merger a statement setting forth the aggregate number of shares of PPSF common stock not voted in favor of the adoption of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed to the stockholder within ten days after a written request therefor has been received by the surviving corporation of the Merger or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition seeking appraisal or request the foregoing statement. As noted above, however, the demand for appraisal can only be made by a stockholder of record.

If a petition for an appraisal is timely filed by a holder of shares of PPSF common stock and a copy thereof is served upon the surviving corporation of the Merger, the surviving corporation will then be obligated within 20 days of service to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice is provided to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal of their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder.

Judicial Determination of Fair Value

After determining the holders of shares of PPSF common stock entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery will take into account all relevant factors.

Stockholders considering seeking appraisal should be aware that the “fair value” of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the Merger Agreement if they did not seek appraisal of their shares. Although the parties to the Merger Agreement believe that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and PPSF stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the value of the Merger Consideration. Stockholders should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262. Neither PPSF nor F&M anticipate offering more than the Merger Consideration to any PPSF stockholder exercising appraisal rights, and each of PPSF and F&M reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of PPSF common stock is less than the value of the Merger Consideration, and that the methods that are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time.

If any stockholder who demands appraisal of shares of PPSF common stock under Section 262 fails to perfect, or successfully withdraws or loses, such holder’s right to appraisal, the stockholder’s shares of PPSF common stock will be deemed to have been converted at the effective time of the Merger into the right to receive the Merger Consideration applicable to such shares. A stockholder will fail to perfect, or lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the Merger or if the stockholder delivers to the surviving corporation of the Merger a written withdrawal of the holder’s demand for appraisal and an acceptance of the Merger Consideration in accordance with Section 262.

From and after the effective time of the Merger, no dissenting stockholder shall have any rights of a stockholder of PPSF with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of PPSF common stock, if any, payable to PPSF stockholders of record as of a time prior to the effective time of the Merger; provided, however, that if a dissenting stockholder delivers to the surviving corporation of the Merger a written withdrawal of the demand for an appraisal within 60 days after the effective time of the Merger and acceptance of the Merger, or subsequently with the written approval of the surviving corporation of the Merger, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive the Merger Consideration in accordance with the terms of the Merger Agreement. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any former PPSF stockholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just; provided, that such restriction shall not affect the right of any former PPSF stockholder who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the Merger Consideration within 60 days after the effective time of the Merger.

Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of a stockholder’s statutory appraisal rights. Consequently, any PPSF stockholder wishing to exercise appraisal rights is urged to consult legal and financial advisors before attempting to exercise those rights.

Registration of F&M Common Stock

Shares of F&M common stock to be issued to PPSF shareholders in the Merger will be registered under the Securities Act. These shares may be traded freely without restriction by those PPSF shareholders not considered to be “affiliates” of F&M under the Securities Act after the Merger is complete. At the present time, there are no persons involved in the management of PPSF who are anticipated to be an “affiliate” of F&M after the Merger.

Regulatory Approvals

The Merger cannot be completed until F&M & F&M Bank receive necessary regulatory approvals, which include the approval of the FRB, ODFI and the FDIC. On June 24, 2022, F&M Bank filed applications with the ODFI and the FDIC, which applications were accepted on July 12, 2022 and July 7, 2022 by the FDIC and ODFI, respectively. On July 13, 2022, F&M filed an application with the FRB, which application was accepted on July 20, 2022. F&M cannot be certain when or if FRB, ODFI or FDIC approvals will be obtained.

After the later of the FRB and FDIC’s approval is received, the Merger cannot be completed for 30 days. During this 30-day waiting period, the United States Department of Justice has the authority to challenge the Merger on antitrust grounds. With the approval of the applicable federal banking agency and the Department of Justice, the waiting period can be reduced to 15 days.

The approval of the FRB, ODFI and the FDIC is not the opinion of the regulatory authorities that the Merger is favorable to the PPSF and F&M shareholders from a financial point of view or that they have considered the adequacy of the terms of the Merger. The approvals in no way constitute an endorsement or a recommendation of the Merger by any state or federal agency including the FRB, FDIC or ODFI.

Effective Time of the Merger

The Merger will be consummated if the Merger Proposal is approved by the PPSF shareholders, all required consents and approvals are obtained and all other conditions to the Merger are either satisfied or waived. The Merger will become effective when a certificate of merger is filed with the Ohio Secretary of State or at such later date and time as may be specified in the certificate of merger. The closing of the Merger will likely occur the last business day of the month in which any waiting period following the last approval of the Merger by a state or federal regulatory agency or governmental authority expires, or on such other date as agreed to by the parties. We currently anticipate that the Merger will be effective in the fourth quarter of 2022. However, completion of the Merger could be delayed if there is a delay in obtaining the required shareholder or regulatory approvals or in satisfying the other conditions to completion of the Merger. PPSF and F&M have the right, subject to certain conditions, to terminate the Merger Agreement if the Merger is not completed by March 31, 2023.

Accounting Treatment of the Merger

F&M will account for the Merger under the “acquisition” method of accounting in accordance with United States generally accepted accounting principles. Using the acquisition method of accounting, the assets (including identified intangible assets) and liabilities of PPSF will be recorded by F&M at their respective fair values at the time of the completion of the Merger. The excess of F&M’s purchase price over the net fair value of the tangible and identified intangible assets acquired over liabilities assumed will be recorded as goodwill.

The NASDAQ Capital Market Listing

F&M will file a notification with the NASDAQ Capital Market regarding the issuance of F&M common stock in the Merger. Following the Merger, the F&M shares issued to PPSF shareholders will be listed on the NASDAQ Capital Market.

Registration Statement

F&M has filed a Registration Statement on Form S-4 with the SEC in order to register the shares of F&M common stock to be issued pursuant to the Merger under the Securities Act. Because F&M common stock is listed on the NASDAQ Capital Market, it is exempt from the statutory registration requirements of each state in the United States. Therefore, F&M has not taken any steps to register its stock under state laws.

Interests of Certain Persons in the Merger

When considering the recommendation of the Board of Directors of PPSF, you should be aware that certain of the directors and executive officers of PPSF have interests in the Merger other than, or in addition to, their interests as PPSF shareholders, pursuant to certain agreements and understandings that are set forth in the Merger Agreement. These interests are different from, or may be in conflict with, your interests as a PPSF shareholder. The members of PPSF’s Board of Directors and the F&M’s Board of Directors were aware of these additional interests, and considered them, when they approved the Merger Agreement. Except as follows, to the knowledge of PPSF, the executive officers and directors of PPSF do not have any material interest in the Merger apart from their interests as shareholders.

Agreements with PPSF and F&M. Debra A. Geuy, the President and CEO, Donna M. Williams, the Vice President, Chief Financial Officer and Chief Operating Officer and Steven R. Goins, Vice President of Information Technology and Human Resources, each have employment agreements with PPSF that provide for a cash payment and insurance continuation if their employment is terminated following a change in control. These benefits under the employment agreements are cutback to the extent necessary to avoid adverse tax consequences under Internal Revenue Code Section 280G. Pursuant to the terms of the Merger Agreement, PPSF will enter into agreements with these PPSF executive officers to terminate these agreements in exchange for cash payments, payable immediately prior to the Effective Time, equal to the aggregate value of the amounts that would have been payable under the employment agreements if their employment had been terminated and an undertaking to provide for the continuation of insurance coverage if their employment is terminated after the Merger. The cash payments the executive officers are entitled to receive in a lump sum upon consummation of the Merger is as follows: Ms. Geuy a payment of $493,695, Ms. Williams a payment of $150,466 and Mr. Goins a payment of $101,299.

Indemnification and Continued Director and Officer Liability Coverage. From and after the effective time of the Merger, F&M has agreed to indemnify and advance expenses to each person who is now, or who has been at any time before the effective time of the Merger, an officer or director of PPSF for all actions taken by any such officer or director prior to the effective time of the Merger in their respective capacities as officers and/or directors of PPSF to the same extent as PPSF currently provides for indemnification of its officers and directors.

In addition, F&M has agreed to use its reasonable best efforts to include PPSF’s present and former directors and officers on its existing insurance, or to obtain directors’ and officers’ liability insurance “tail” policy coverage for PPSF’s present and former directors and executive officers, for a period of six years, which will provide the directors and officers with coverage containing terms no less advantageous than the coverage currently provided by PPSF to such directors and officers for claims based on activity prior to the effective time of the Merger. However, F&M has no obligation during the 6-year period to pay an aggregate amount in premiums which is more than 2.0 times the annual amount spent by PPSF to maintain its current directors’ and officers’ insurance coverage immediately prior to the Effective Time of the Merger. If F&M is unable to obtain the coverage described above, F&M has agreed to use its reasonable best efforts to obtain as much comparable insurance as is available.

After the Merger, PPSF’s officers, directors and employees who become officers, directors or employees of F&M or its subsidiaries shall have the same directors and officers insurance coverage and indemnification protection that F&M provides to other officers, directors and employees of F&M or its subsidiaries.

THE MERGER AGREEMENT

The following summary highlights certain material provisions of the Merger Agreement. Because this is a summary of the Merger Agreement, it does not contain a description of all of the terms of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement. You should read carefully the entire Merger Agreement, which is attached to this document as Annex A and is incorporated herein by reference.

Description of the Merger

Under the terms and subject to the conditions of the Merger Agreement approved by each of PPSF’s and F&M’s Boards of Directors, PPSF will merge with and into F&M and the separate corporate existence of PPSF will cease. Immediately subsequent the Merger, Peoples Bank will merge with and into F&M Bank (the “Bank Merger”). The Articles of Incorporation and Code of Regulations of F&M and F&M Bank, as in effect prior to the Merger, will be the Articles of Incorporation and Code of Regulations of F&M and F&M Bank, respectively, after the Merger and the Bank Merger.

Representations and Warranties

The Merger Agreement contains some customary representations and warranties made both by PPSF and F&M, including representations and warranties relating to:

•	organization and authority;

•	corporate power and authority to enter into the transactions contemplated by the Merger Agreement;

•	the fact that neither the Merger Agreement nor the Merger create a conflict or violation of certain documents, agreements, and laws or results in the creation of certain rights for a third party;

•	capitalization;

•	governmental or third-party filings, notices, authorizations, consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•	corporate books and records;

•	compliance with law;

•	the accuracy of statements made by each party;

•	litigation and pending proceedings;

•	financial statements;

•	absence of certain material changes or events;

•	absence of undisclosed liabilities (by PPSF only);

•	absence of default under material contracts and agreements;

•	actions affecting the tax consequences and regulatory approval of the Merger;

•	loans and investments (by PPSF only);

•	employee benefits plans and plan compliance (by PPSF only);

•	taxes, returns and reports;

•	title to assets (by PPSF only);

•	certain obligations to employees (by PPSF only);

•	properties owned and leased (by PPSF only);

•	shareholder rights plan (by PPSF only);

•	indemnification agreements (by PPSF only);

•	deposit insurance with the Federal Deposit Insurance Corporation;

•	reports to regulatory agencies;

•	absence of agreements with regulatory agencies;

•	environmental matters (by PPSF only);

•	compliance with the securities laws;

•	compliance with the Securities and Exchange Commission filing requirements (by F&M only);

•	sufficiency of funds to pay the cash portion of the Merger Consideration (by F&M only);

•	no required approval from F&M shareholders (by F&M only); and

•	brokerage fees.

The representations and warranties in the Merger Agreement will not survive the effective date of the Merger or the termination of the Merger Agreement. After the effective date of the Merger or termination of the Merger Agreement, neither of the parties to the Merger Agreement, or the respective officers and directors of any of them will have any liability for any of their representations and warranties made in the Merger Agreement unless the Merger Agreement is terminated as a result of a willful breach, in which case the non-breaching party may recover appropriate damages from the breaching party.

Conditions to Completion of the Merger

F&M’s and PPSF’s obligations to complete the Merger are subject to the satisfaction of the following conditions, among other things, at or prior to the effective time of the Merger:

1.	the approval of the Merger Agreement by the shareholders of PPSF as required by applicable law;

2.

the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, relating to the F&M shares to be issued pursuant to the Merger Agreement, must have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the SEC;

3.	the shares of F&M common stock to be issued in the Merger shall have been listed for trading on The NASDAQ Capital Market (subject to official notice of issuance);

4.

F&M must have received an opinion of Shumaker, Loop & Kendrick, LLP that, for U.S. federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

5.

PPSF must have received a letter from Vorys, Sater, Seymour and Pease LLP, dated as of the effective date of the Merger, that, for U.S. federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

6.	the receipt of all regulatory approvals required for the Merger and the expiration of any regulatory waiting periods prior to consummation of the Merger;

7.

the representations and warranties made by the parties in the Merger Agreement must be true, accurate and correct in all material respects on and as of the effective date of the Merger, except that representations and warranties that are qualified by materiality or a Material Adverse Effect (as defined below) must be true and correct in all respects, and provided that for those representations and warranties which address matters only as of an earlier date, then they shall be tested as of such earlier date. For the purpose of the Merger Agreement, a “Material Adverse Effect” means any effect, circumstance, occurrence or change that (i) is material and adverse to the financial position, results of operations or business of PPSF and Peoples Bank or F&M and F&M Bank taken as a whole, as applicable or (ii) would materially impair the ability of PPSF or F&M, as applicable, to perform its obligations under the Merger Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks or their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP, (d) effects of any action taken with the prior written consent of the other party hereto, (e) changes in the general level of interest rates (including the impact on the securities portfolios of PPSF and Peoples Bank, or F&M and F&M Bank, as applicable) or conditions or circumstances relating to or that affect either the United States economy, financial or securities markets or the banking industry, generally, (f) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with the Merger Agreement or the transactions contemplated herein, including without limitation payment of any amounts due to, or the provision of any benefits to, any officers or employees under agreements, plans or other arrangements in existence on the date of or contemplated by the Merger Agreement and disclosed to F&M, (g) the impact of the announcement of the Merger Agreement and the transactions contemplated hereby, and compliance with the Merger Agreement on the business, financial condition or results of operations of PPSF and Peoples Bank, or F&M and F&M Bank, as applicable, (h) the impact of the COVID-19 pandemic on the representations, warranties or covenants made by, or the operations of PPSF and Peoples Bank, F&M or F&M Bank, and (i) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the F&M common stock, by itself, be considered to constitute a Material Adverse Effect on F&M (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect);

8.	the covenants made by the parties must have been complied with in all material respects from the date of the Merger Agreement through and as of the effective date of the Merger;

9.	the parties must have satisfied and fully complied with in all material respects all conditions necessary to make the Merger Agreement effective;

10.	there must be no order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger;

11.	receipt by each party of certain certificates, certain legal opinions and various closing documents;

12.	PPSF shall have terminated the employment agreements between PPSF and Ms. Geuy, Ms. Williams, Mr. Buehler and Mr. Goins and paid the change in control payments due thereunder;

13.	Peoples Bank and F&M Bank shall have entered into the Bank Merger Agreement;

14.	F&M shall have authorized the issuance of the stock portion of the Merger Consideration and deposited the cash portion of the Merger Consideration, in each case, with the Exchange Agent; and

15.	F&M shall have provided evidence to PPSF of endorsement to the PPSF director and officer liability insurance policy or purchased comparable insurance to for the protection of such persons.

The conditions to completion of the Merger are subject to waiver by the party benefiting from such condition. The conditions may also be altered by the written agreement of both parties. If these and other conditions are not satisfied or waived, F&M and/or PPSF may terminate the Merger Agreement. See “THE MERGER AGREEMENT—Termination; Waiver; Amendment,” “THE MERGER—Regulatory Approvals,”

“THE MERGER—Interests of Certain Persons in the Merger,” “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES,” and Annex A.

Termination; Waiver; Amendment

F&M and PPSF may terminate the Merger Agreement at any time before the Merger is completed, including after the PPSF shareholders have approved the Merger, if one of the events which gives the party the right to terminate occurs. The Merger Agreement may be terminated:

1.	by mutual consent of F&M and PPSF;

2.

by either F&M or PPSF if there has been a material breach by the other of any of the covenants or any of the representations or warranties set forth in the Merger Agreement, which is not cured within thirty (30) days following written notice given by the non-breaching party to the party committing the breach;

3.

by either F&M or PPSF in the event of (i) a material breach by the other party of any representation or warranty contained in the Merger Agreement which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; (ii) a material breach by the other party of any of the covenants or agreements contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (iii) if any event, fact or circumstance has occurred with respect to the other party that has had or could be reasonably expected to have a Material Adverse Effect on such party;

4.

by either F&M or PPSF in the event of the failure of PPSF’s shareholders to approve the Merger Agreement at the special meeting; provided, however, that PPSF may only terminate the Merger Agreement pursuant to this clause if it has complied in all material respects with its obligations to convene a meeting of its shareholders and use its reasonable best efforts to obtain the requisite vote to consummate the Merger;

5.

by either F&M or PPSF if any governmental or regulatory approval required to permit the consummation of the transactions contemplated in the Merger Agreement shall have been denied and such denial is final and non-appealable

6.

by either F&M or PPSF if any court or governmental or regulatory authority shall have issued a final non-appealable order enjoining or otherwise prohibiting consummation of the transactions contemplated in the Merger Agreement;

7.

by either F&M or PPSF if the Merger has not been completed by March 31, 2023, provided the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement set forth in the Merger Agreement;

8.

by PPSF if its Board of Directors determines in the exercise of its fiduciary duties that it must terminate the Merger Agreement after receipt of an unsolicited superior acquisition proposal from a third party;

9.

by F&M if PPSF’s Board of Directors fails to make, withdraws or modifies its recommendation to PPSF shareholders to vote for the Merger following receipt of a proposal of an acquisition from a third party;

10.	by F&M if PPSF fails to give F&M timely notice of any inquiry by a third party with respect to an acquisition of PPSF;

11.

by F&M if PPSF gives F&M notice that it intends to furnish information to or enter into discussions or negotiations with a third party relating to a proposed acquisition of PPSF and those negotiations are not terminated within sixty (60) days;

12.

by F&M if greater than ten percent (10%) of the outstanding PPSF common stock have become and remain subject to a demand for payment under the dissenters’ rights provisions of the DGCL. See “THE MERGER – Rights of Dissenting Shareholders” beginning on page 49.

Upon termination for any of these reasons, the Merger Agreement will be void and of no further force or effect. However, if either F&M or PPSF willfully breaches any of the representations and warranties or agreements set forth in the Merger Agreement, then the other party will be entitled to recover appropriate damages for the breach. Notwithstanding the foregoing, if F&M terminates the Merger Agreement under item 9 above or if PPSF terminates the Merger Agreement in accordance with item 8 above, PPSF must pay F&M $1,000,000 as a termination fee to reimburse F&M for the considerable time and expense invested by F&M in furtherance of the Merger.

F&M and PPSF can agree to amend the Merger Agreement and can waive their right to require the other party to adhere to the terms and conditions of the Merger Agreement, where the law allows. However, F&M and PPSF cannot amend the Merger Agreement after the PPSF shareholders approve the Merger without their further approval if the amendment would decrease the Merger Consideration, except as otherwise provided in the Merger Agreement, or materially adversely affect the rights of PPSF shareholders or the tax consequences of the Merger to the shareholders of PPSF.

Restrictions Affecting the Parties Prior to Completion of the Merger

The Merger Agreement contains a number of restrictions regarding the conduct of the business of F&M, F&M Bank, PPSF and Peoples Bank until the Merger is completed. Among other items and subject to certain limited exceptions, PPSF may not take any of the following actions, without the prior written consent of F&M:

•	make any change to its capital structure, including redemption of shares of common stock;

•

authorize an additional class of stock or issue, or authorize the issuance of, any capital stock or any options or other instruments convertible into shares of capital stock, except pursuant to the exercise of stock options outstanding as of the date of the Merger Agreement;

•

declare, distribute or pay any dividends, authorize a stock split or make any other distribution to its shareholders, except for PPSF’s quarterly cash dividend in an amount not greater than $0.08 per common share. F&M and PPSF will each cooperate to insure that PPSF shareholders will receive only one quarterly dividend for the quarter in which the Merger closes, and not a separate dividend from both F&M and PPSF.

•

except for the fiduciary obligations of PPSF to entertain a superior third-party acquisition proposal, merge, combine or consolidate with or, other than in the ordinary course of business consistent with past practice (including the sale, transfer or disposal of other real estate owned), sell its assets or securities to any other person or entity or effect a share exchange or enter into any transaction not in the ordinary course of business;

•

incur any new liability or obligation, make any new commitment, payment or disbursement, enter into any new contract, agreement understanding or arrangement or engage in any new transaction, or acquire or dispose of any property, other than other real estate owned, or asset having a fair market value in excess of $20,000 except for payments and disbursements made in the ordinary course of business consistent with past practice, property acquired or disposed of in connection with foreclosures of mortgages or enforcement of security interests, loans in the ordinary course of business and deposit liabilities and advances from the Federal Home Loan Bank in each case in the ordinary course of business;

•	subject any of its assets or properties to any mortgage, lien, or encumbrance, except in the ordinary course of business consistent with past practice;

•

promote or increase or decrease the rate of compensation or enter into any agreement to promote or increase or decrease the rate of compensation of any director, officer, or employee of PPSF, except for promotions and non-material increases in the ordinary course of business and in accordance with its past practices;

•

subject to certain exceptions, execute, create, institute, modify or amend any employee benefit plan or agreement for current or former directors, officers or employees of PPSF, change the level of benefits or payments under any such employee benefit plan or agreement or increase or decrease any severance or termination pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or as specifically provided in the Merger Agreement;

•	amend its Certificate of Incorporation or Bylaws from those in effect on June 14, 2022;

•

subject to certain exceptions, modify, amend or institute new employment practices or enter into, renew, modify, amend or extend any employment or severance agreement with any present or former directors, officers or employees of PPSF;

•	fail to make additions to PPSF’s reserve for loan losses or any other reserve account in the ordinary course of business and in accordance with sound banking practices;

•	make any loans or establish or expand any deposit not consistent with past practice;

•

other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or entity; or

•	agree to take any of the foregoing actions.

This discussion of the restrictions imposed by the Merger Agreement is not intended to be exhaustive, but includes material restrictions imposed on the parties. Please refer to the Merger Agreement, attached as Annex A, for a complete listing of the restrictions.

Agreement Not to Solicit Other Offers

PPSF has agreed that it will not, whether directly or indirectly, solicit, encourage, or facilitate inquiries or proposals, or enter into an agreement with respect thereto, or initiate or participate in any negotiations or discussions with any third party regarding other acquisition proposals, or furnish any information to a third party proposing or seeking an acquisition proposal. PPSF may, however, provide such information (subject to a customary confidentiality agreement) or participate in such negotiations or discussion in response to an unsolicited acquisition proposal, which does not otherwise violate the non-solicitation terms of the Merger Agreement, if the PPSF board of directors determines in good faith, after consultation with outside legal counsel, that such action is necessary in order to act in a manner consistent with the directors’ fiduciary duties. Additionally, PPSF must notify F&M as soon as reasonably practicable if it receives any request for information or any inquiry, proposal, discussion, or indication of interest with respect to any acquisition proposal from a third party, and also advise F&M of the material terms and conditions and identity of the third party with respect to such request or acquisition proposal.

Moreover, prior to obtaining shareholder approval, PPSF may, under certain specified circumstances, withdraw, modify, or change in a manner adverse to F&M, its recommendation to its shareholders with respect to the Merger Proposal and/or terminate the Merger Agreement in order to enter into an acquisition agreement with respect to an acquisition proposal from a third party, if the PPSF board of directors determines in good faith, after consultation with outside legal counsel, that such acquisition proposal is more favorable to PPSF shareholder than the Merger and that it is necessary in order to act in a manner consistent with the directors’ fiduciary duties. However, PPSF cannot take any of those actions in response to a superior acquisition proposal unless (i) it provides F&M with notice and a ten-business-day period to engage in good faith negotiations so that the Merger and the other transactions contemplated by the Merger Agreement may still be effected and (ii) at the end of such ten-business-day period, PPSF’s Board of Directors continues to reasonably believe that the acquisition proposal at issue constitutes a superior acquisition proposal.

Fees and Expenses

F&M and PPSF will pay their own fees, costs, and expenses incurred in connection with the Merger, including the fees of any investment bankers engaged by such party.

Management After the Merger

F&M will be the surviving corporation in the Merger and PPSF’s separate corporate existence will cease. Accordingly, the directors and officers of PPSF will no longer serve in such capacities after the completion of the Merger.

The directors of F&M and F&M Bank immediately prior to the Merger and the Bank Merger will continue to be the directors of F&M and F&M Bank following the Merger and the Bank Merger until they resign or until their respective successors are duly elected and qualified.

The officers of F&M and F&M Bank immediately prior to the Merger will continue to be the officers of F&M and F&M Bank following the Mergers until they resign or until their successors are duly elected and qualified.

Indemnification and Insurance of PPSF Directors and Officers

From and after the effective time of the Merger, F&M has agreed to indemnify and advance expenses to each person who is now, or who has been at any time before the effective time of the Merger, an officer or director of PPSF for all actions taken by any such officer of director prior to the effective time of the Merger in their respective capacities as officers and/or directors of PPSF to the same extent as PPSF currently provides for indemnification of its officers and directors.

In addition, F&M has agreed to use its reasonable best efforts to include PPSF’s present and former directors and officers on its existing insurance, or to obtain directors’ and officers’ liability insurance “tail” policy coverage for PPSF’s present and former directors and executive officers, for a period of six years, which will provide the directors and officers with coverage containing terms no less advantageous than the coverage currently provided by PPSF to such directors and officers for claims based on activity prior to the effective time of the Merger. However, F&M has no obligation during the 6-year period to pay an aggregate amount in premiums which is more than 2.0 times the annual amount spent by PPSF to maintain its current directors’ and officers’ insurance coverage immediately prior to the Effective Time of the Merger. If F&M is unable to obtain the coverage described above, F&M has agreed to use its reasonable best efforts to obtain as much comparable insurance as is available.

After the Merger, PPSF’s officers and employees who become officers or employees of F&M or its subsidiaries shall have the same directors and officers insurance coverage and indemnification protection that F&M provides to other officers and employees of F&M or its subsidiaries.

Employee Benefit Plans

The Merger Agreement provides, subject to discretionary decisions of F&M, that the current employees of PPSF and Peoples Bank who continue as employees of F&M or its subsidiaries following the Merger will be entitled to participate in the employee benefit plans of F&M and F&M Bank. With respect to each employee benefit plan or benefit arrangement maintained by F&M in which employees of PPSF subsequently participate, for purposes of determining eligibility, vesting, vacation and severance entitlement, F&M will ensure that service with PPSF will be treated as service with F&M; provided, however, that service with PPSF shall not be treated as service with F&M for purposes of benefit accrual, except with respect to vacation and severance benefits.

Prior to the Effective Time of the Merger, PPSF will cause the PPSF Profit Sharing and Retirement Plan to be terminated. PPSF employees will be permitted, subject to certain conditions, to make direct rollover contributions to the 401(k) plan maintained by F&M from the terminated PPSF Profit Sharing and Retirement Plan .

Except for officers who are receiving change in control, severance or similar payment in connection with the closing of the Merger, subject to delivery of a termination and release agreement to F&M by the entitled employee, employees who are still employed by PPSF and who F&M or F&M Bank elect not to employ after the Effective Time or do not accept employment with F&M or F&M Bank because F&M or F&M Bank’s offer of employment was for less favorable compensation or at a location that is more than 25 miles from such employee’s location of employment immediately prior to the Effective Time or who are terminated other than for cause within six months after the Effective Date; and (ii) who sign and deliver a termination and release agreement in a form acceptable to F&M, shall be entitled to severance pay equal to two weeks of pay, at their base rate of pay in effect at the time of termination, for each full year of continuous service with PPSF with a minimum of four weeks and a maximum of twenty-six weeks.

After the Merger, COBRA continuation coverage is available for each qualified employee or former employee of PPSF or Peoples Bank and to their respective qualified beneficiaries entitled to such coverage under applicable federal law, at such person’s sole cost.

Voting Agreement

Each of the directors of PPSF has entered into a voting agreement with F&M pursuant to which each of them has agreed, subject to their fiduciary duties to entertain a superior third-party acquisition proposal under the Merger Agreement, to vote, or cause to be voted, all of their shares of PPSF common stock owned by each of them of record or beneficially, including shares owned by certain other persons over which they have voting control, in favor of the Merger Proposal. Collectively, as of the record date, PPSF directors had the power to vote, or cause to be voted, 93,851 shares, or approximately 8.04% of the outstanding shares of PPSF common stock. Additionally, pursuant to the voting agreement, each of the directors of PPSF has agreed not to sell, assign, transfer, dispose, or otherwise convey, or cause, permit, authorize, or approve of the sale, assignment, transfer, disposition, or other conveyance of, any of their shares of PPSF common stock, or interest therein, to any other person without F&M prior written consent.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Tax Consequences of the Merger

This section describes the intended, material U.S. federal income tax consequences of the Merger to F&M, PPSF, and U.S. holders of PPSF common stock who exchange their PPSF common stock for F&M common stock, cash or a combination of F&M common stock and cash pursuant to the Merger. F&M and PPSF intend for the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and F&M and PPSF intend that each will be a “party to a reorganization” within the meaning of Section 368(b) of the Internal Revenue Code. The closing of the Merger is conditioned upon the receipt by F&M of an opinion of Shumaker, Loop & Kendrick, LLP and the receipt by PPSF of an opinion of Vorys, Sater, Seymour and Pease LLP, in each case dated as of the closing date of the Merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth in that opinion (including factual representations contained in certificates of officers of F&M and PPSF), the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. This section summarizes the matters addressed in the tax opinions of Shumaker, Loop & Kendrick, LLP and Vorys, Sater, Seymour and Pease LLP, filed as exhibits to the registration statement of which this proxy statement and prospectus is a part.

F&M and PPSF have not requested and do not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the Merger and the tax opinions of Shumaker, Loop & Kendrick, LLP and Vorys, Sater, Seymour and Pease LLP are not binding on the IRS. Consequently, there is no assurance of the accuracy of the anticipated U.S. federal income tax consequences to F&M, PPSF, and the U.S. holders of PPSF common stock described in this proxy statement/prospectus.

The following discussion is based on the Internal Revenue Code, its legislative history, existing and proposed Treasury Department regulations promulgated thereunder, published IRS rulings, and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

For purposes of this discussion, the term “U.S. holder” is a beneficial owner of PPSF common stock who, for U.S. federal income tax purposes is:

•	a citizen or individual resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

a trust that (1) is subject to (A) the primary supervision of a court within the U.S. and (B) the authority of one or more U.S. persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Department regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds PPSF common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partnership, or a partner in such partnership, holding PPSF common stock, you should consult your tax advisor.

Holders of PPSF common stock that are not U.S. holders may have different tax consequences than those described above and are urged to consult their own tax advisors regarding the tax treatment to them under U.S. and non-U.S. laws.

This discussion is addressed only to those PPSF shareholders who hold their PPSF common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment), and does not address all of the U.S. federal income tax consequences that may be relevant to particular PPSF shareholders in light of their individual circumstances or to PPSF shareholders who are subject to special rules, such as:

•	mutual funds, banks, thrifts or other financial institutions;

•	S corporations, partnerships or other pass-through entities (and investors in those pass-through entities);

•	retirement plans or pension funds;

•	insurance companies;

•	tax-exempt organizations;

•	dealers or brokers in stocks and securities, or currencies;

•	traders in securities that elect to use the mark-to-market method of accounting;

•	regulated investment companies;

•	real estate investment trusts;

•	persons who exercise dissenters’ rights;

•	persons who hold PPSF common stock as part of a straddle, hedge, constructive sale, conversion transaction or other risk management transaction;

•	persons who purchase or sell their PPSF common stock as part of a wash sale;

•	expatriates or persons who have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders; and

•	persons who acquired their PPSF common stock through the exercise of an employee stock option or otherwise as compensation or through a tax qualified retirement plan.

In addition, this discussion does not address any alternative minimum tax, the Medicare tax on investment income, state, local or non-U.S. tax laws or the application of any U.S. federal taxes other than U.S. federal income taxes (such as U.S. federal estate or gift taxes). Determining the actual tax consequences of the Merger to a holder of PPSF common stock may be complex. All holders of PPSF common stock should consult their tax advisors as to the specific tax consequences of the Merger to them, including the applicability and effect of the alternative minimum tax and any federal, state, local, foreign and other tax laws. In addition, because a holder of PPSF common stock may receive a mix of cash and stock despite having made a cash election or stock election, it will not be possible for holders of PPSF common stock to determine the specific tax consequences of the Merger to them at the time of making the election.

Reorganization Treatment

The Merger is intended to be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and F&M and PPSF are each intended to be a “party to a reorganization” within the meaning of Section 368(b) of the Internal Revenue Code. If the intended reorganization treatment is respected by the IRS and the courts, then the material U.S. federal income tax consequences will be as follows:

U.S. Federal Income Tax Consequences to F&M and PPSF.

No gain or loss will be recognized by F&M or PPSF as a result of the Merger. The tax basis of the assets of PPSF in the hands of F&M will be the same as the tax basis of such assets in the hands of PPSF immediately prior to the Merger. The holding period of the assets of PPSF to be received by F&M will include the period during which such assets were held by PPSF.

U.S. Federal Income Tax Consequences to PPSF Shareholders who Receive Only F&M Common Stock.

A U.S. holder of PPSF common stock who receives solely F&M common stock in the Merger will recognize no gain or loss with respect to F&M common stock such U.S. holder receives pursuant to the Merger. (With respect to cash received in lieu of a fractional F&M common share, see “— Cash In Lieu of Fractional Shares” below.) The tax basis of the F&M common stock received by such a U.S. holder of PPSF common stock in the exchange will be equal (except for the tax basis attributable to any fractional F&M common share, as discussed below) to the tax basis of PPSF common stock surrendered by such U.S. holder in exchange for F&M common stock. The holding period of the F&M common stock received by such a U.S. holder (including any fractional F&M common share) will include the holding period of PPSF common stock surrendered in exchange for F&M common stock.

U.S. Federal Income Tax Consequences to PPSF Shareholders who Receive Only Cash.

A U.S. holder of PPSF common stock who receives solely cash in exchange for all of its PPSF common stock and does not constructively own F&M’s common stock after the Merger (see “— Possible Dividend Treatment” below), will recognize a gain or loss for federal income tax purposes equal to the difference between the cash received and such U.S. holder’s tax basis in PPSF common stock surrendered in exchange for the cash. Such gain or loss will be a capital gain or loss and will be long-term capital gain or loss if such U.S. holder has held such PPSF common stock for more than one year as of the effective date of the Merger. Long-term capital gain of certain non-corporate holders of PPSF common stock, including individuals, generally is taxed at preferential rates. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.

U.S. Federal Income Tax Consequences to PPSF Shareholders who Receive a Combination of Cash and F&M Common Stock.

A U.S. holder of PPSF common stock will recognize gain (but not loss) with respect to the F&M common stock and cash such U.S. holder receives pursuant to the Merger, in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the F&M common stock and the amount of cash received by such U.S. holder (other than cash received in lieu of a fractional F&M common share), exceeds such U.S. holder’s basis in its PPSF common stock, and (ii) the amount of cash received by such U.S. holder (other than any cash received in lieu of a fractional F&M common share, as discussed under “— Cash In Lieu of Fractional Shares” below). Subject to possible dividend treatment (as discussed under “— Possible Dividend Treatment” below), gain that U.S. holders of PPSF common stock recognize in connection with the Merger will constitute capital gain and will constitute long-term capital gain if such U.S. holders have held their PPSF common stock for more than one year as of the effective date of the Merger. Long-term capital gain of certain non-corporate holders of PPSF common stock, including individuals, generally is taxed at preferential rates.

The tax basis of the F&M common stock received by a U.S. holder of PPSF common stock in the Merger (including a fractional F&M common share, if any, deemed issued and redeemed by F&M) will be the same as the tax basis of the PPSF common stock surrendered in exchange for the F&M common stock and cash, reduced by the amount of cash received by such U.S. holder in the Merger (other than any cash received in lieu of a fractional F&M common share), and increased by any gain recognized by such U.S. holder in the Merger (including any portion of the gain that is treated as a dividend (as described below), but excluding any gain or loss resulting from the deemed issuance and redemption of a fractional F&M common share). The holding period for F&M common stock received by such U.S. holder (including a fractional F&M common share, if any, deemed to be issued and redeemed by F&M) will include such U.S. holder’s holding period for PPSF common stock surrendered in exchange for the F&M common stock. If a U.S. holder of PPSF common stock acquired different blocks of PPSF common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of PPSF common stock. In computing the amount of gain realized, if any, a U.S. holder of PPSF common stock may not offset a loss realized on one block of stock against the gain realized on another block of stock. U.S. holders of PPSF common stock should consult their tax advisors regarding the manner in which F&M common stock and cash received in the Merger should be allocated among different blocks of PPSF common stock and regarding their bases and holding periods in the particular shares of F&M common stock received in the Merger.

Cash in Lieu of Fractional Shares

A U.S. holder of PPSF common stock who receives cash in lieu of a fractional share of F&M common stock generally will be treated as having received such fractional share and then having received such cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder’s aggregate adjusted basis in the PPSF common stock surrendered that is allocable to the fractional share. Subject to possible dividend treatment (as discussed below under “— Possible Dividend Treatment”), such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for its PPSF common stock exceeds one year as of the effective date of the Merger. Long-term capital gain of certain non-corporate holders of PPSF common stock, including individuals, generally is taxed at preferential rates. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.

Possible Dividend Treatment

In some cases described above, the gain recognized by a U.S. holder of PPSF common stock could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of certain constructive ownership rules, U.S. holders of PPSF common stock should consult with their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Backup Withholding and Reporting Requirements

Under certain circumstances, cash payments made to a U.S. holder of PPSF common stock pursuant to the Merger may be subject to backup withholding at a rate of 24% of the cash payable to the U.S. holder (including any cash received in lieu of a fractional F&M common share), unless the U.S. holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Department regulations, and such U.S. holder otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. A U.S. holder of PPSF common stock who receives F&M common stock as a result of the Merger will be required to retain records pertaining to the Merger, including records relating to the number of shares and the tax basis of such U.S. holder’s PPSF common stock under Treasury Department regulations section 1.368-3. Each U.S. holder of PPSF common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives F&M common stock in the Merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Department regulations section 1.368-3 setting forth such U.S. holder’s basis in the PPSF common stock surrendered, the fair market value of the F&M common stock and cash received in the Merger, and certain other information.

The preceding discussion of material U.S. federal income tax consequences of the Merger is included in this proxy statement and prospectus for general information only, and is intended only as a summary of material U.S. federal income tax consequences of the Merger to a U.S. holder of PPSF common stock. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Each PPSF shareholder should consult with such shareholder’s own tax advisor regarding the specific tax consequences to the shareholder of the Merger, including the application and effect of state, local and foreign income and other tax laws.

DESCRIPTION OF F&M

The following information should be read with the financial statements incorporated by reference into this proxy statement and prospectus.

Business

F&M is a financial holding company headquartered in Archbold, Ohio that was organized in 1985. F&M’s common stock is listed on the NASDAQ Capital Market under the symbol “FMAO.” For federal income tax purposes, F&M is taxed as a C corporation under the Internal Revenue Code. F&M is the parent holding company of F&M Bank, an Ohio chartered commercial bank, which opened for business in Archbold, Ohio, in 1897, and F&M Risk Management, Inc., a captive insurance company founded in December 2014. F&M Bank has a total of 30 banking locations with 18 in Northwest Ohio and 12 in Northeast Indiana. F&M Bank’s business activities are currently limited to one significant business segment, which is community banking. F&M Bank also operates FM Investment Services as a division of its operations. FM Investment Services offers non-deposit investment and insurance products.

As of June 30, 2022, F&M had consolidated assets of approximately $2.675 billion, deposits of $2.224 billion and shareholders’ equity of $281.0 million. As of June 30, 2022, F&M and its subsidiaries had 390 full-time equivalent employees.

F&M’s principal office is located at 307 North Defiance Street, Archbold, Ohio 43502. Its telephone number is (419) 446-2501.

Incorporation of Certain Information Regarding F&M by Reference

The foregoing information concerning F&M does not purport to be complete. Additional information relating to F&M’s business, management, executive officer and director compensation, voting securities and certain relationships is incorporated by reference in this document from other documents filed by F&M with the SEC and listed under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 79. If you desire copies of any of these documents, you may contact F&M at its address or telephone number indicated under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 79.

DESCRIPTION OF PPSF

The following information should be read with the financial statements included within this proxy statement and prospectus.

Business

PPSF is a Delaware corporation and parent holding company of Peoples Bank, which is a federal stock savings and loan association headquartered in Sidney, Ohio. PPSF common stock is traded on the OTC Pink®Open Market. PPSF’s sole business activity is community banking.

Peoples Bank operates from its main office location at 101 E. Court Street, Sidney, Ohio and its branches in Anna and Jackson Center, Ohio. PPSF’s primary business activity is the origination of one-to-four family residential real estate loans and farm real estate loans and, to a lesser extent, non-farm non-residential real estate loans, agricultural loans, commercial loans, and consumer loans.

Peoples Bank’s primary regulator is the OCC and PPSF is regulated by the FRB.

At June 30, 2022, PPSF reported $132.2 million in total assets, $101.4 million in loans, $114.4 million in deposits and $15.1 million in tangible common equity and had 28 full-time equivalent employees.

The principal executive offices of PPSF are located at 101 E. Court Street Sidney, Ohio 45365. The telephone number for PPSF is (937) 492-6129.

Market for Common Equity and Related Shareholder Matters

Shares of PPSF common stock are traded on the OTC Pink®Open Market.

	($) High(1)	($) Low(1)	Dividends ($) Declared
Quarter End
June 30, 2022	23.75	10.30	.08
March 31, 2022	11.75	10.24	.06

December 31, 2021	37.99	9.51	.06
September 30, 2021	10.10	9.50	.06
June 30, 2021	9.85	9.03	.06
March 31, 2021	9.90	8.31	.06

December 31, 2020	9.75	8.90	.06
September 30, 2020	10.00	8.07	.06
June 30, 2020	9.60	8.02	.06
March 31, 2020	13.00	9.00	.09

December 31, 2019	13.00	12.46	.09
September 30, 2019	15.00	12.70	.08
June 30, 2019	13.44	12.15	.08
March 31, 2019	12.99	11.10	.08

Subject to certain limitations set forth in the Merger Agreement, PPSF intends to continue its policy of paying quarterly dividends; however, future cash dividend payments will depend upon a number of factors, including, but not limited to, capital requirements, regulatory limitations, PPSF’s financial condition, results of operations.

The following table presents high and low pricing information for PPSF common stock on June 14, 2022, the last full trading day before the Merger was publicly announced, and August 5, 2022, the last practicable day for which information was available prior to the date of this proxy statement and prospectus from an arm’s length sales transaction, based upon the information provided above.

	High(1)	Low(1)	Close(1)
June 14, 2022	$10.42	$10.42	$10.42
August 5, 2022	$20.87	$20.87	$20.87

(1)	The common stock of PPSF is traded in the over the counter market on the OTC Pink®Open Market.

COMPARISON OF COMMON STOCK

The following summary comparison of F&M common stock and PPSF common stock includes the material features of such stocks and the material differences in the rights of holders of shares of such stocks. Because this is a summary, it does not contain all of the information that is important to you and is qualified in its entirety by reference to F&M’s Articles of Incorporation and Code of Regulations, PPSF’s Certificate of Incorporation and Bylaws, and applicable law.

Governing Law

Following the Merger, the rights of former PPSF shareholders who receive F&M common stock in the Merger will be governed by the Ohio General Corporation Law (the “OGCL”) and other applicable laws of the State of Ohio, the state in which F&M is incorporated, and by F&M’s Articles of Incorporation and Code of Regulations. The rights of PPSF shareholders are presently governed by the DGCL and other applicable laws of the State of Delaware, the state in which PPSF is incorporated, and by PPSF’s Certificate of Incorporation and Bylaws. The rights of PPSF shareholders differ in certain respects from the rights they will have as F&M shareholders.

Authorized Stock

F&M	PPSF

The F&M articles of incorporation authorize 20,000,000 shares of capital stock, all of which are shares of common stock without par value.

F&M’s board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in F&M’s articles of incorporation without shareholder approval, subject only to the restrictions of the OGCL and the articles of incorporation.

Shareholders have the preemptive right to subscribe to additional shares of common stock when issued by F&M.

As of the date of this proxy statement and prospectus, there were 13,065,825 shares of F&M common stock issued and outstanding.

As of the date of this proxy statement and prospectus F&M has 1,352,986 shares of its common stock reserved and remaining available for issuance under its 2015 Long-Term Stock Incentive Plan.

The PPSF certificate of incorporation, as amended, authorize 4,000,000 shares of capital stock, 3,500,000 of which are shares of common stock having a par value of $0.01 per share, and 500,000 of which are serial preferred stock.

PPSF’s board of directors may authorize the issuance of additional shares of common stock and preferred stock up to the amounts authorized in PPSF’s certificate of incorporation without shareholder approval, subject only to the restrictions of the DGCL and the certificate of incorporation. Additionally PPSF’ shareholders do not have the preemptive right to subscribe to additional shares of common stock when issued by PPSF.

As of the date of this proxy statement and prospectus, there were 1,167,025 shares of PPSF common stock issued and outstanding.

Restrictions on Transfer of Shares

F&M	PPSF

The holders of F&M common stock are generally not restricted on sales of their shares. The shares are also registered under Section 12 of the Exchange Act and listed for exchange on the NASDAQ Capital Market. As a result, a public market exists for the shares of common stock.	The holders of PPSF common stock are generally not restricted on sales of their shares. The shares are not registered under the Exchange Act and therefore PPSF does not file reports with the SEC. PPSF Shares are traded on the OTC Pink®Open. As a result, a limited public market exists for the shares of common stock.

Dividend Rights

F&M	PPSF

The holders of F&M common stock are entitled to dividends and other distributions when, as and if declared by its board of directors.

Generally, the directors may declare a dividend or distribution, which may be paid in cash, property, or shares of F&M, provided that it not exceed the combination of the surplus of the corporation and the difference between the following: (i) the reduction in surplus that results from the immediate recognition of the transition obligation under statement of financial accounting standards, issued by the Financial Accounting Standards Board; and (ii) the aggregate amount of the transition obligation that would have been recognized as of the date of the declaration of a dividend or distribution if the corporation had elected to amortize its recognition of the transition obligation under statement of financial accounting standards.

The amount of dividends, if any, that may be declared by F&M in the future will necessarily depend upon many factors, including, among other things, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since F&M is primarily dependent upon dividends paid by its subsidiaries for revenues), the discretion of F&M’s board of directors and other factors that may be appropriate in determining dividend policies.

The payment of dividends to F&M by F&M Bank will also be subject to certain limitations, such as the requirement for banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by federal regulatory authorities. If a bank’s capital levels are deemed inadequate, payment of dividends to its parent holding company may be prohibited. F&M Bank is not currently subject to such regulatory restriction.

PPSF’s board of directors may, from time to time, declare, and PPSF may pay, dividends on its outstanding shares of common stock.

Delaware law provides that dividends may be paid either out of a corporation’s surplus or, in the event that no surplus exists, from its net profits, if any, from either the year the dividends were declared or the prior year. Capital surplus is the excess of the net assets of the corporation over the stated capital of the corporation. There are certain other regulatory and contractual restrictions on Community Bank System’s ability to pay cash dividends.

As with F&M, the payment of dividends by PPSF is also subject to factors including future earnings, business conditions and capital level requirements applicable to it.

Liquidation Rights

F&M	PPSF
In the event of any liquidation or dissolution of F&M, its shareholders are entitled to the remainder of its assets according to their respective pro rata rights and interests after paying or adequately providing for the payment of all known and likely to arise or become known obligations of F&M.	As with F&M in the event of any liquidation or dissolution of PPSF, its shareholders are entitled to the remainder of its assets according to their respective pro rata rights and interests after paying or adequately providing for the payment of all known and likely to arise or become known obligations of PPSF.

Redemption

F&M	PPSF
F&M may not redeem or repurchase its shares of common stock if, immediately thereafter its assets would be less than its liabilities plus its stated capital, if any, or if the corporation is insolvent, or if there is reasonable ground to believe that by such purchase or redemption it would be rendered insolvent.	PPSF may not redeem or repurchase its shares of common stock when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation.

Voting Rights

F&M	PPSF

Shareholders of F&M are entitled to one vote per share.

Unless otherwise provided by law, F&M’s code of regulations or its articles of incorporation, the affirmative vote of a majority of votes cast at any meeting at which a quorum is present shall be decisive of any motion before the shareholders.

Each shareholder has the right, subject to the notice requirements provided in the OGCL, to cumulate the voting power the shareholder possesses and to give one candidate as many votes as the number of directors to be elected multiplied by the number of the shareholder’s votes equals, or to distribute the shareholder’s votes on the same principle among two or more candidates, as the shareholder sees fit. Directors are elected by a plurality of the votes cast by the holders of common stock entitled to vote in the election.

Shareholders of PPSF are entitled to one vote per share.

Unless otherwise provided by law or as provided in its certificate of incorporation, the affirmative vote of a majority of votes cast at any meeting at which a quorum is present shall be decisive of any motion before the shareholders

Shareholders of PPSF do not have the right to cumulate their votes in the election of directors. Directors are elected by a plurality of the votes cast by the holders of common stock entitled to vote in the election.

Quorum

F&M	PPSF

Thirty-three and one-third percent (33 1/3%) of the outstanding shares entitled to vote, represented in person or by proxy, shall constitute a quorum for the transaction of business at a shareholder meeting.	Thirty-three and one-third percent (33 1/3%) of the outstanding shares entitled to vote, represented in person or by proxy, shall constitute a quorum for the transaction of business at a shareholder meeting.

Size of Board of Directors and Term of Office

F&M	PPSF

The code of regulations provides that the number of directors, as fixed by shareholder resolution, shall not be less than 9 nor more than 20 persons. The number of directors may also be increased or decreased by resolution of the directors, provided that the number of directors shall not be increased by the directors to more than three beyond the number fixed at the most recently held annual meeting of shareholders.

The board is not divided into classes. The current board of directors consists of 12 directors, who are elected annually.

The certificate of incorporation of PPSF provides that the number of directors shall be fixed from time to time by the board of directors pursuant to a resolution adopted by a majority of the whole board.

Directors are divided into three classes and each holds office for a period of three years. The current board of directors consists of 5 directors.

Nomination of Directors

F&M	PPSF

Shareholders may suggest a person for nomination by sending a notice to the Nominating and Corporate Governance Committee of the board of directors no later than the 120th calendar day before the first anniversary of the date that F&M released its proxy statement to shareholders in connection with the previous year’s annual meeting. The notice shall include:

•  All information about the candidate that F&M would be required to disclose in a proxy statement in accordance with SEC rules.

•  Consent of the candidate to serve on the board of directors, if nominated and elected.

•  An agreement of the candidate to complete, upon request, questionnaire(s) customary for F&M directors.

The Committee will evaluate candidates recommended by shareholders on the same basis as candidates recommended by other sources

Nominations to the board of directors may be made by or at the direction of the board of directors, or by a shareholder entitled to vote for the election of directors at the meeting and who has complied with the notice provisions of PPSF’s bylaws.

The notice provisions of PPSF’s bylaws require that a shareholder provide advance notice of at least 30 days to PPSF of a nominee, provided that if less than 40 days’ notice of the meeting at which directors are to be elected is provided, then such notice must be received by PPSF not less than ten days prior to such meeting.

A shareholder notification of a nominee to PPSF must be accompanied by the information regarding the proposed nominee required by PPSF’s bylaws, which include, among other things, (i) biographical, financial, and legal background information; (ii)a statement of the assets and liabilities of the nominee for the prior five fiscal years, and (ii) information as would be required to be disclosed in a solicitation of proxies for the elections of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, and information regarding the shareholder making such nomination.

Director Removal

F&M	PPSF

The F&M directors may remove any director if, by order of court, the director has been found to be of unsound mind, or if the director has been adjudicated a bankrupt. In addition, all the directors or any individual director may be removed, without cause, by the vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed, except that, unless all the directors are removed, no individual director shall be removed if the votes of a sufficient number of shares are cast against the director’s removal that, if cumulatively voted at an election of all the directors, would be sufficient to elect at least one director.	Under PPSF’s certificate of incorporation, any director or the entire board of directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the outstanding shares of common stock.

Special Meetings

F&M	PPSF

Special meetings of shareholders may be called by any of the following: (i) the chairperson of the board, the president, or, in case of the president’s absence, death, or disability, the vice-president authorized to exercise the authority of the president; (ii) the directors by action at a meeting, or a majority of the directors acting without a meeting; or (iii) persons who hold 25% of all shares outstanding and entitled to vote at the meeting.	Special meetings may be called on by the board of directors pursuant to a resolution adopted by a majority of the total number of directors which the board would have if there were not vacancies on the board.

Notice of Shareholder Meetings

F&M	PPSF

Written notice of each annual or special meeting of the shareholders shall be given not less than 10 nor more than 60 days before the date of the meeting.	Except as otherwise provided by the DGCL or PPSF’s certificate of incorporation, written notice of the place, date and time and the purpose or purposes, of each shareholder meeting must be given to shareholders of record entitled to vote not less than 10 nor more than 60 days before the date of such meeting.

Action by Shareholders Without a Meeting

F&M	PPSF

Any action required to be taken at any shareholders may alternatively be taken without a meeting by a written consent signed by all shareholders who would be entitled to notice of a meeting of the shareholders held for such purpose.	Any action required or permitted to be taken at any shareholders meeting must be effected at a duly called annual or special meeting and may not be effected by any consent in writing.

Amendment of the Code of Regulation of F&M and Bylaws of PPSF

F&M	PPSF

The code of regulations may be amended in either of the following ways:

•  By the affirmative vote of the shareholders, at a meeting thereof, of shares entitling them to exercise a majority of the voting power of F&M on the proposal; or

•  Without a meeting, by the written consent of the holders of shares entitling them to exercise two-thirds of the voting power of F&M on the proposal.

PPSF’s bylaws may be amended by the board of directors pursuant to a resolution adopted by a majority of the total number of directors which the board would have if there were not vacancies on the board, or by the shareholders of PPSF pursuant to the affirmative vote of 80% of the voting power of all of the then outstanding shares of the capital stock of PPSF entitled to vote in the election of directors.

Amendment of the Articles of Incorporation of F&M and the Certificate of Incorporation of PPSF

F&M	PPSF

In general, any amendment to the articles of incorporation of F&M may be made by the affirmative	In general, amendments to PPSF’s certificate of incorporation may be amended only if the amendment vote of the holders of 66 2/3% of the total number of shares voted with respect to such proposed amendment, provided however, that the total number of shares voted in favor of the amendment represents at least a simple majority of the total voting power of F&M.

is first proposed by the PPSF board of directors and is approved by a majority of outstanding shares entitled to vote thereon.

Under PPSF’s certificate of incorporation, the affirmative vote of at least 80% of the voting power of all of the then outstanding shares of the capital stock of PPSF entitled to vote in the election of directors is required for amendments to the certificate of incorporation regarding (i) the boards authority to issue serial preferred stock, (ii) limitations on the voting rights of persons who beneficially owns greater than 10% of the common stock of PPSF, (iii) the prohibition on shareholder approval by written consent and the reservation to the board of the right to call special shareholder meetings, (iv) relating to the election and classification of directors, the limitation of director’s liability, (v) changes to PPSF’s bylaws, (vi) a business combination with an interested stockholder.

Required Vote for Certain Transactions
F&M	PPSF

Under the OGCL a business combination transaction involving F&M generally must be: (i) approved by the directors; and (ii) adopted by the shareholders unless F&M is the surviving corporation in the case of a merger.

If F&M is the surviving party to a merger, the agreement must also be approved by the shareholders if one of the following applies: (1) the agreement changes or conflicts with F&M’s articles or code of regulations to the extent that it would require the adoption of an amendment by the shareholders; (2) the merger involves the issuance by F&M to the shareholders of the other corporation of such number of shares as will entitle them to exercise one-sixth or more of the voting power of F&M immediately after the consummation of the merger; or (3) the merger agreement makes such change in the directors of F&M as would otherwise require action by the shareholders of that corporation.

The vote of the shareholders required to adopt an agreement of merger is the affirmative vote of at least two-thirds of the voting power of F&M.

Under Delaware law, any merger, consolidation or sale of all or substantially all of the assets of a corporation requires approval by a majority of the outstanding shares, unless the corporation’s certificate of incorporation requires a higher percentage.

Anti-Takeover Provisions

In addition to the general approval requirements for certain transactions provided under both Ohio and Delaware law, the following section describes certain anti-takeover statues and other shareholder protections provided by

Ohio and Delaware law, as well as by the articles of incorporation of F&M. These provisions may have the effect of discouraging or making more difficult a hostile takeover and may have the effect of discouraging premium bids for outstanding shares.

F&M	PPSF

Ohio Control Share Acquisition Statute

Unless the articles or the code of regulations provide that Ohio Control Share Acquisition Statute does not apply, the OGCL provides that specified notice and informational filings and special shareholder meetings and voting procedures must occur before consummation of a proposed “control share acquisition.” A control share acquisition is defined as any acquisition, directly or indirectly, of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

•  one-fifth or more, but less than one-third, of the voting power;

•  one-third or more, but less than a majority, of the voting power; or

•  a majority or more of the voting power.

Assuming compliance with the notice and information filing requirements, the proposed control share acquisition may take place only if, at a duly convened special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the issuer represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the intended acquirer and the directors and officers of the issuer.

F&M has not opted out of the control share acquisition statute.

Ohio Merger Moratorium Statute

Chapter 1704 of the ORC prohibits specified business combinations and transactions between an “issuing public corporation” and an “interested shareholder” for at least three years after the interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the interested shareholder attains 10% ownership.

An interested shareholder is a person who either:

•  owns 10% or more of the shares of the corporation or

Delaware Antitakeover Statute

Section 203 of the DGCL the (“Delaware Antitakeover Statute”) applies to Delaware corporations with a class of voting stock listed on a national securities exchange, authorized for quotation on NASDAQ, or held of record by 2,000 or more persons, and restricts transactions which may be entered into by a corporation and certain of its stockholders. PPSF is not listed on NASDAQ and does not meet the threshold test of 2,000 record holders and is therefore not subject to the provisions of Delaware Antitakeover Statute.

PPSF Certificate of Incorporation

Under PPSF’s certificate of incorporation “business combinations” with “interested stockholders” that are not (i) approved by a majority of disinterested directors (generally unaffiliated with the interested stockholder), or (ii) complies with the certain “fair price” provisions of the certificate of incorporation, requires the approval of a majority of the board of directors and the affirmative vote of 80% of the voting power of all of the then outstanding shares of the capital stock of PPSF.

An interested stockholder is the beneficial owner of common stock representing 10% percent or more of the votes entitled to be cast, an affiliate or PPSF who was an interested stockholder at any time during the preceding two years, or an assignee or successor in interest of shares which were owned at any time during the preceding two years by an interested stockholder

A “business combination” includes (i) mergers and consolidations, (ii) certain sales and leases or other transactions equaling or exceeding 25% or more of PPSF’s assets, (iii) the issuance or transfer of securities of PPSF in exchange for property equaling or exceeding 25% of the assets of PPSF, (iv) adoption of a plan or proposal of liquidation; or (v) any reclassification of securities or recapitalization, merger, consolidation which has the effect of increasing the proportionate share of equity owned by the interested stockholder.

•  was the owner, at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested shareholder, of a number of shares of the public corporation sufficient to exercise 10% of the voting power of the public corporation.

An issuing public corporation is defined as an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. Examples of transactions regulated by the merger moratorium provisions include mergers, consolidations, voluntary dissolutions, the disposition of assets and the transfer of shares.

After the three-year period, a moratorium transaction may take place provided that certain conditions are satisfied, including that:

•  prior to the interested shareholders’ share acquisition date, the board of directors approved the purchase of shares by the interested shareholder;

•  the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or

•  the business combination results in shareholders, other than the interested shareholder, receiving a fair price plus interest for their shares, as determined in accordance with the statute.

F&M has not opted out of the Ohio merger moratorium statute.

F&M Articles of Incorporation

Under the articles of incorporation, certain business combination and stock issuance transactions between F&M and any other person or entity that is the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of capital voting stock of F&M require the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock of

F&M which are not beneficially owned by such other party. However, this shareholder approval requirement shall not apply to any transaction, (i) with another corporation that is a majority-owned or controlled subsidiary of F&M; (ii) pursuant to a board-approved agreement with such other party that was executed prior to such other party becoming the beneficial owner of 10% or more of the outstanding shares of capital stock of F&M; or (iii) approved by resolution adopted by the affirmative vote of at least three-fourths of the members of the whole board of directors of F&M at any time prior to the consummation of the transaction.

Appraisal Rights of Dissenting Shareholders

F&M	PPSF
Generally an F&M shareholder is entitled to dissent from, and obtain payment of the fair value of their shares in connection with certain mergers, consolidations, conversions, combinations and majority share acquisitions; certain sales or dispositions of all, or substantially all, of the corporation’s assets; certain amendments to the corporation’s articles of incorporation; and certain other corporate actions taken pursuant to a shareholder vote. However, no such relief is available in certain situations where, depending upon the action in question, the shares of the corporation for which the dissenting shareholder would otherwise be entitled to relief, and/or the shares of an acquiring corporation, are listed on a national securities exchange, and no proceedings are pending to delist such shares. Shares of F&M common stock are listed on the NASDAQ Capital Market under the symbol “FMAO.”	Under DGCL Section 262, appraisal rights are generally available for the shares of any class or series of stock of a corporation involved in a merger or consolidation. However, no appraisal rights are available for any stock, which on the record date of the stockholder meeting to approve the transaction, is listed on a national securities exchange or NASDAQ, or held of record by more than 2,000 stockholders. PPSF common stock is not listed on a national securities exchange or NASDAQ and, therefore, PPSF shareholders currently have appraisal rights if the conditions of Section 262 are met. Also, generally, no appraisal rights are available to stockholders of the surviving corporation in a merger if their approval is not required

LEGAL MATTERS

The validity of the F&M common stock to be issued in the Merger will be passed upon for F&M by the law firm of Shumaker, Loop & Kendrick, LLP, Toledo, Ohio. Certain U.S. federal income tax consequences relating to the Merger will be passed upon for F&M by the law firm of Shumaker, Loop & Kendrick, LLP, Toledo, Ohio and for PPSF by the law firm of Vorys, Sater, Seymour and Pease LLP.

EXPERTS

The audited consolidated financial statements of F&M as of December 31, 2021, incorporated by reference into this document, have been audited by FORIS, LLP, independent certified public accountants, to the extent and for the periods indicated in their reports thereon, and have been so incorporated by reference in this document in reliance upon such reports of FORIS, LLP given on the authority of such firm as experts in auditing and accounting.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

F&M

Proposals of shareholders intended to be presented at the 2023 Annual Shareholder’s Meeting must be received at the Company’s offices at 307 North Defiance Street, Archbold, Ohio 43502, prior to November 8, 2022 for inclusion in the proxy statement and form of proxy. Proposals from shareholders for next year’s Annual Meeting received by the Company after January 22, 2023 will be considered untimely. With respect to such proposals, the Company will vote all shares for which it has received proxies in the interest of the Company as determined in the sole discretion of its Board of Directors. The Company also retains its authority to discretionarily vote proxies with respect to shareholder proposals received by the Company after November 8, 2022 but prior to January 22, 2023, unless the proposing shareholder takes the necessary steps outlined in Rule 14a-4(c)(2) under the Securities Exchange Act of 1934 to ensure the proper delivery of proxy materials related to the proposal.

PPSF

If the Merger occurs, there will be no PPSF annual meeting of shareholders for 2022. In that case, shareholder proposals must be submitted to F&M in accordance with the procedures described above.

If the Merger is not completed, PPSF will hold its 2022 annual meeting in accordance with its current governing documents and as required by Delaware law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

F&M has filed with the SEC a Registration Statement on Form S-4 under the Securities Act, with respect to the common stock of F&M being offered in the Merger. This proxy statement and prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to F&M and the securities offered by this proxy statement and prospectus, reference is made to the registration statement. Statements contained in this proxy statement and prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the SEC.

F&M files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy these materials at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at

1-800-SEC-0330. You may also obtain additional information about F&M on its website at http://www.fm.bank. You may obtain additional information about PPSF on its website at https://pfsb-urbana.com/. However, the contents of those websites are not incorporated by reference in, or otherwise a part of, this proxy statement and prospectus and are not soliciting material.

F&M “incorporates by reference” into this proxy statement and prospectus the information in documents it files with the SEC, which means that it can disclose important information to you through those documents. The information incorporated by reference is an important part of this proxy statement and prospectus. Some information contained in this proxy statement and prospectus updates the information incorporated by reference and some information filed by F&M subsequently with the SEC will automatically update this proxy statement and prospectus.

F&M incorporates by reference the documents and information listed below:

•	F&M’s Annual Report on Form 10-K for the year ended December 31, 2021;

•	F&M’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, and June 30, 2022;

•

F&M’s Current Reports on Form 8-K filed on: January 26, 2022 (except with respect to information furnished under Item 8.01 therein), February 14, 2022 (except with respect to information furnished under Item 2.02 therein), April  15, 2022, April 20, 2022 (except with respect to information furnished under Item  2.02 therein), June 15, 2022 (except with respect to information furnished under Item  8.01 therein), and July 21, 2022 (except with respect to information furnished under Item 2.02 therein); and

•	The description of F&M common stock set forth in the registration statement on Form 8-A filed by F&M pursuant to Section 12(b) of the Exchange Act on May 3, 2017.

All documents subsequently filed by F&M with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the initial filing of the registration statement that contains this proxy statement and prospectus shall be deemed to be incorporated by reference into this proxy statement and prospectus until September 16, 2022, the date of the special meeting of the shareholders of PPSF.

You may request, either orally or in writing, a copy of the documents incorporated by reference by F&M in this proxy statement and prospectus without charge by requesting them in writing or by telephone from F&M at the following addresses and telephone number:

Farmers & Merchants Bancorp, Inc.

307 North Defiance Street

Archbold, Ohio 43502

Attention: Lydia Huber,

Corporate Secretary

Telephone: (419) 446-2501

If you would like to request documents, please do so by September 9, 2022, in order to receive them before the PPSF special meeting.

You should rely only on the information incorporated by reference or provided in this proxy statement and prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information in this proxy statement and prospectus is accurate as of any date other than the date on the front of this document. If any material change occurs during the period that this proxy statement and prospectus is required to be delivered, this proxy statement and prospectus will be supplemented or amended. All information regarding F&M in this proxy statement and prospectus has been provided by F&M, and all information in this proxy statement and prospectus regarding PPSF has been provided by PPSF.

Execution Copy

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

FARMERS & MERCHANTS BANCORP, INC.

AND

PEOPLES-SIDNEY FINANCIAL CORPORATION

Dated as of June 14, 2022

SECTION 1	THE MERGER	A-5
1.1	The Merger	A-5
1.2	Closing	A-6
1.3	Effective Time	A-6
1.4	Effects of the Merger	A-6
1.5	Conversion of PPSF Shares	A-6
1.6	Dissenters Rights	A-8
1.7	F&M Shares	A-8
1.8	Articles of Incorporation Surviving Company	A-8
1.9	Code of Regulations of Surviving Bank	A-8
1.10	Names, Offices and Management	A-8
1.11	Tax Consequences; Continuity of Interest	A-8
1.12	Right to Revise Merger	A-9
1.13	Bank Merger	A-9
1.14	Additional Actions	A-9

SECTION 2	EXCHANGE OF SHARES	A-9
2.1	F&M to Make Shares and Cash Available	A-9
2.2	Exchange of PPSF Certificates, Election Forms	A-9

SECTION 3	REPRESENTATIONS AND WARRANTIES OF PPSF AND PEOPLES BANK	A-11
3.1	Organization and Authority	A-11
3.2	Authorization	A-11
3.3	Capitalization	A-13
3.4	Organization Documents	A-13
3.5	Compliance with Law	A-13
3.6	Accuracy of Statements	A-14
3.7	Litigation and Pending Proceedings	A-14
3.8	Financial Statements	A-14
3.9	Absence of Certain Changes	A-15
3.10	Absence of Undisclosed Liabilities	A-15
3.11	Title to Assets	A-15
3.12	Loans and Investments	A-15
3.13	Employee Benefit Plans	A-16
3.14	Obligations to Employees	A-18
3.15	Taxes, Returns and Reports	A-19
3.16	Deposit Insurance	A-19
3.17	Reports	A-19
3.18	Absence of Defaults	A-20
3.19	Tax and Regulatory Matters	A-20
3.20	Real Property	A-20
3.21	Securities Law Compliance	A-21
3.22	Broker’s or Finder’s Fees	A-21
3.23	Shareholder Rights Plan	A-21
3.24	Indemnification Agreements	A-21
3.25	Agreements with Regulatory Agencies	A-22
3.26	Nonsurvival of Representations and Warranties	A-22
3.27	No Other Representations or Warranties	A-22

SECTION 4	REPRESENTATIONS & WARRANTIES OF F&M AND F&M BANK	A-22
4.1	Organization and Qualification	A-22
4.2	Authorization	A-22
4.3	Capitalization	A-23
4.4	Organizational Documents	A-23
4.5	Compliance with Law	A-24
4.6	Accuracy of Statements	A-24
4.7	Litigation and Pending Proceedings	A-24
4.8	Financial Statements	A-24
4.9	Absence of Certain Changes	A-25
4.10	Taxes, Returns and Reports	A-25
4.11	Deposit Insurance	A-25
4.12	Reports	A-25
4.13	Absence of Defaults	A-26
4.14	Tax and Regulatory Matters	A-26
4.15	Securities Law Compliance	A-26
4.16	Broker’s or Finder’s Fees	A-26
4.17	Agreements with Regulatory Agencies	A-26
4.18	Sufficient Funds	A-26
4.19	No Shareholder Approval	A-26
4.20	Nonsurvival of Representations and Warranties	A-27
4.21	No Other Representations or Warranties	A-27

SECTION 5	COVENANTS OF PPSF	A-27
5.1	Shareholder Approval	A-27
5.2	Other Approvals	A-27
5.3	Conduct of Business	A-27
5.4	Preservation of Business	A-29
5.5	Other Negotiations	A-29
5.6	Announcement; Press Releases	A-30
5.7	PPSF Disclosure Letter	A-30
5.8	Confidentiality	A-30
5.9	Cooperation	A-31
5.10	PPSF Fairness Opinion	A-31
5.11	Financial Statements and Other Reports	A-31
5.12	Adverse Actions	A-31
5.13	Employment Agreements	A-31
5.14	401(k) Plan and ESOP	A-31

SECTION 6	COVENANTS OF F&M	A-32
6.1	Approvals	A-32
6.2	Employee Benefit Plans	A-33
6.3	Announcement; Press Releases	A-34
6.4	Confidentiality	A-34
6.5	Directors and Officers Insurance	A-34
6.6	SEC and Other Reports	A-35
6.7	F&M Disclosure Letter	A-35
6.8	Adverse Actions	A-35
6.9	Cooperation	A-35
6.10	Preservation of Business	A-35

SECTION 7	CONDITIONS PRECEDENT TO THE MERGER	A-36
7.1	Shareholder Approval	A-36
7.2	Registration Statement Effective	A-36
7.3	Tax Opinions	A-36
7.4	Regulatory Approvals	A-36
7.5	Officer’s Certificate	A-36
7.6	Secretary’s Certificate	A-37
7.7	No Judicial Prohibition	A-37
7.8	PPSF Fairness Opinion	A-37
7.9	Termination of Employment Agreements	A-37
7.10	Exchange Fund	A-37
7.11	D & O Tail Insurance	A-37
7.12	Financial Test	A-37
7.13	Miscellaneous	A-37

SECTION 8	TERMINATION OF MERGER	A-38
8.1	Manner of Termination	A-38
8.2	Effect of Termination	A-38

SECTION 9	EFFECTIVE TIME OF THE MERGER	A-39

SECTION 10	MISCELLANEOUS	A-39
10.1	Effective Agreement	A-39
10.2	Waiver; Amendment	A-39
10.3	Notices	A-40
10.4	Headings	A-40
10.5	Severability	A-40
10.6	Counterparts	A-40
10.7	Governing Law	A-40
10.8	Entire Agreement	A-41
10.9	Expenses	A-41
10.10	Securityholder Litigation	A-41
10.11	Certain Definitions	A-41
10.12	Survival of Contents	A-41

Exhibits

Exhibit A—Bank Merger Agreement

Exhibit B—Voting Agreement

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

FARMERS & MERCHANTS BANCORP, INC.

AND

PEOPLES-SIDNEY FINANCIAL CORPORATION

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered as of June 14, 2022, by and among FARMERS & MERCHANTS BANCORP, INC., an Ohio corporation (“F&M”), and PEOPLES-SIDNEY FINANCIAL CORPORATION a Delaware corporation (“PPSF”).

W I T N E S E T H:

WHEREAS, F&M is a registered financial holding company under the Bank Holding Company Act of 1956, as amended, with its principal place of business in Archbold, Ohio;

WHEREAS, The Farmers & Merchants State Bank (“F&M Bank”) is a commercial bank organized and existing under the laws of the State of Ohio, with its principal place of business in Archbold, Ohio and is a wholly owned subsidiary of F&M;

WHEREAS, PPSF is a registered savings and loan holding company under the Home Owners’ Loan Act, as amended, with its principal place of business in Sidney, Ohio;

WHEREAS, Peoples Federal Savings and Loan Association (“Peoples Bank”) is a federal savings and loan association organized and existing under the laws of the United States and is a wholly owned subsidiary of PPSF;

WHEREAS, it is the desire of F&M and PPSF to effect a transaction whereby PPSF will merge with and into F&M (the “Merger”);

WHEREAS, the Boards of Directors of F&M and PPSF have approved the Merger and this Agreement and authorized its execution; and

WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and F&M and PPSF desire to and hereby adopt this Agreement as a plan of reorganization for purposes of Sections 354 and 361 of the Code;

NOW, THEREFORE, in consideration of the mutual promises, covenants, and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, F&M and PPSF hereby make this Agreement and prescribe the terms and conditions of the Merger and the mode of carrying the Merger into effect as follows.

SECTION 1

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the provisions of Title 17 of the Ohio Revised Code, as amended, the Ohio General Corporation Law (the “OGCL”) and Title 8 of the Delaware General Corporation Law (the “DGCL”) at the Effective Time, PPSF shall be merged with and into F&M, which shall be the survivor of the Merger (the “Surviving Corporation”), and which shall continue its corporate existence under the laws of the State of Ohio. Upon consummation of the Merger, the separate corporate existence of PPSF will terminate.

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at a mutually agreeable time and place after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Section 7 hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3 Effective Time. Subject to the terms and conditions of this Agreement, on or before the Closing Date, F&M will cause to be filed certificates of merger (collectively the “Certificate of Merger”) with the Ohio Secretary of State and the Delaware Secretary of State. The Merger will become effective as of the date and time specified in the Certificate of Merger (such date and time the “Effective Time”).

1.4 Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth in the applicable provisions of the OGCL and the DGCL. The title to all assets, real estate and other property owned by F&M and PPSF shall vest in the Surviving Corporation without reversion or impairment. All liabilities of PPSF shall be assumed by the Surviving Corporation.

1.5 Conversion of PPSF Shares. At the Effective Time, by virtue of the Merger and without any action on the part of F&M, PPSF or the holder of any shares of PPSF:

(a) Subject to Sections 1.6 and 2.2, each share of PPSF common stock, $0.01 par value (“PPSF Common Stock” or “PPSF Shares”), except for PPSF Shares owned by PPSF as treasury stock or otherwise owned by PPSF or F&M (in each case other than PPSF Shares (i) held in any Employee Plans (as defined in Section 3.13) or related trust accounts, managed accounts, mutual funds or similar accounts, or otherwise held in a fiduciary or agency capacity or (ii) held, directly or indirectly, in respect of debts previously contracted (collectively, the “Exception Shares”)), and Dissenting Shares, will be converted, in accordance with the procedures set forth in this Agreement, into the right to receive, without interest, one of the following (collectively, the “Merger Consideration”):

(i) $24.00 in cash (the “Cash Consideration”) for each PPSF Share with respect to which an election to receive cash has been effectively made and not revoked or lost pursuant to Section 1.6 (a “Cash Election”) (such PPSF Shares collectively, “Cash Election Shares”); or

(ii) 0.6597 (the “Exchange Ratio”) shares, no par value, of F&M common stock (“F&M Common Stock” or “F&M Shares”) and such F&M Shares (the “Stock Consideration”) for each PPSF Share with respect to which an election to receive F&M Shares has been effectively made and not revoked or lost pursuant to Section 1.6 (a “Stock Election”) (such PPSF Shares collectively, “Stock Election Shares”); or

(iii) for each PPSF Share, other than PPSF Shares as to which a Cash Election or a Stock Election has been effectively made and not revoked (collectively, the “Non-Election Shares”), the right to receive from F&M such Cash Consideration or Stock Consideration as is determined in accordance with Section 1.5(b).

(b)            (i) Notwithstanding any other provision contained in this Agreement, but subject to Section 1.11, the total number of PPSF Shares exchanged for F&M Shares pursuant to Section 1.5(a) shall be no less than 758,566 (the “Minimum Aggregate Total Stock Election”).

(ii) As soon as practicable on or within not more than two business days after the Effective Time, F&M will cause a bank or trust company designated by F&M (the “Exchange Agent”) to effect the allocation among holders of PPSF Shares of rights to receive the Cash Consideration and the Stock Consideration as follows:

(1) If the aggregate number of PPSF Shares with respect to which Stock Elections are made (the “Stock Election Number”) is equal to or exceeds the Minimum Aggregate Total Stock Election, then all

Cash Election Shares and all Non-Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration; and

(2) If the Stock Election Number is less than the Minimum Aggregate Total Stock Election then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) If the number of additional PPSF Shares necessary to be exchanged for the Stock Consideration in order to cause the Minimum Aggregate Total Stock Election to be satisfied (“Shortfall Number”), is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

(c) No certificate or scrip representing a fractional F&M Share shall be issued in the Merger. Each holder of PPSF Shares who would otherwise be entitled to receive a fractional F&M Share shall be paid in cash (without interest), an amount rounded to the nearest whole cent, determined by multiplying the F&M Average Price (as defined below) by the fractional share of F&M Share to which such holder of PPSF Common Stock would otherwise be entitled. No such holder of a fractional F&M Share shall be entitled to dividends, voting rights, or any other rights in respect of any fractional share. The term “F&M Average Price” shall mean the average closing price of a share of F&M Common Stock as reported by Nasdaq for the ten (10) days that F&M Common Stock trades on the NASDAQ Global Select Market preceding the tenth (10th) calendar day prior to the Effective Time.

(d) Any treasury shares held by PPSF and any PPSF Shares owned by F&M for its own account will be cancelled and retired at the Effective Time, and no consideration will be issued in exchange.

(e) All of the PPSF Shares converted into the right to receive the Merger Consideration pursuant to this Section 1.5 will no longer be outstanding and will automatically be cancelled and cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of PPSF Shares) previously representing any such PPSF Shares will thereafter represent only the right to receive the Merger Consideration described in this Section 1.5. Old Certificates previously representing PPSF Shares that are to receive the Stock Consideration will be exchanged for certificates or, at F&M’s option, evidence of shares in book entry form (collectively, referred to herein as “New Certificates”) representing whole F&M Shares as set forth in Section 1.5(a) (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Old Certificates in accordance with Section 2.2, without any interest thereon. If, between the date of this Agreement and the

Effective Time, the outstanding PPSF Shares or F&M Shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of PPSF Shares the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this sentence shall be construed to permit F&M or PPSF to take any action with respect to its securities that is prohibited by the terms of this Agreement.

1.6 Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding PPSF Shares held by a person who has not voted in favor of, or consented to, the adoption of this Agreement (each, a “Dissenting Shareholder”) and who has otherwise complied with all the provisions of the DGCL concerning the right of holders of PPSF Shares to require payment of the fair cash value of such PPSF Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”), will not be converted into the right to receive the Merger Consideration as described in Section 1.5(a), but will become the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Shareholder withdraws its demand for fair cash value or fails to perfect or otherwise loses its rights as a Dissenting Shareholder, in any case pursuant to the DGCL, each of such Dissenting Shareholder’s PPSF Shares will be treated as though such PPSF Shares had been converted into the right to receive the Stock Consideration and/or Cash Consideration as determined in F&M’s sole discretion. PPSF will promptly notify F&M of each shareholder who asserts rights as a Dissenting Shareholder following receipt of such shareholder’s written demand delivered as provided in Section 262 of the DGCL. Prior to the Effective Time, PPSF will not, except with the prior written consent of F&M, voluntarily make any payment or commit or agree to make any payment, or settle or commit or offer to settle, any rights of a Dissenting Shareholder asserted under Section 262 of the DGCL.

1.7 F&M Shares. At and after the Effective Time, each F&M Share issued and outstanding immediately prior to the Effective Time will remain issued and outstanding and not be affected by the Merger.

1.8 Articles of Incorporation of Surviving Corporation. At the Effective Time, the Articles of Incorporation of F&M (the “F&M Articles”), as in effect at the Effective Time, will be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9 Code of Regulations of Surviving Corporation. At the Effective Time, the Code of Regulations of F&M (the “F&M Code of Regulations”), as in effect immediately prior to the Effective Time, will be the Code of Regulations of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10 Name, Offices, and Management. The name of the Surviving Corporation shall continue to be “Farmers & Merchants Bancorp, Inc.” Its principal office shall be located at 307 North Defiance Street, Archbold, Ohio 43502. The members of the Board of Directors of F&M immediately prior to the Effective Time shall continue as the members of the Board of Directors of the Surviving Corporation, until such time as their successors are elected and qualified. The officers of F&M immediately prior to the Effective Time shall continue as the officers of the Surviving Corporation.

1.11 Tax Consequences; Continuity of Interest. It is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Notwithstanding any other provision in this Agreement to the contrary, if either of the tax opinions referred to in Section 7.3(a) or 7.3(b) cannot be rendered (as reasonably determined by Shumaker, Loop & Kendrick, LLP and Vorys, Sater, Seymour and Pease LLP, respectively) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then the Minimum Aggregate Total Stock Consideration shall be increased to the minimum extent necessary to enable the relevant tax opinion to be rendered.

1.12 Right to Revise Merger. The parties may, at any time, change the method of effecting the Merger if and to the extent the parties deem such change to be desirable; provided, however, that no such change, modification or amendment shall (a) alter or change the amount or kind of consideration to be received by the shareholders of PPSF specified in Section 1.5(a) hereof as a result of the Merger, except in accordance with the terms of Section 1.5(a) and 1.5(b) hereof; (b) adversely affect the tax treatment to the shareholders of PPSF; or (c) materially impede or delay receipt of any approvals referred to in this Agreement or the consummation of the transactions contemplated by this Agreement.

1.13 Bank Merger. PPSF and Peoples Bank will cooperate with F&M and F&M Bank to cause Peoples Bank to merge with and into F&M Bank (the “Bank Merger”) pursuant to a Bank Merger Agreement, the form of which is attached hereto as Exhibit “A”, immediately after the Effective Time. PPSF agrees to cooperate, and shall cause Peoples Bank to cooperate, and join in with F&M and F&M Bank in the preparation, execution and processing of all applications and all director, shareholder and regulatory approvals of F&M and F&M Bank together with such approvals applicable to PPSF and Peoples Bank, necessary or appropriate to obtain regulatory, corporate and other approvals of the Bank Merger in a timely manner.

1.14 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of PPSF, or (b) otherwise carry out the purposes of this Agreement, PPSF and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of PPSF or otherwise to take any and all such action.

SECTION 2

EXCHANGE OF SHARES

2.1 F&M to Make Shares and Cash Available. At or prior to the Effective Time, F&M will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of Old Certificates, for exchange in accordance with this Section 2, a sufficient amount of cash to be paid in exchange for PPSF Shares that are to receive the Cash Consideration, and a sufficient number of F&M Shares to be exchanged for the PPSF Shares that are to receive the Stock Consideration (such cash and New Certificates, together with any dividends or disbursements, the “Exchange Fund”). The Exchange Fund will be held in trust for holders of PPSF Shares until distributed to such holders pursuant to this Agreement.

2.2 Exchange of PPSF Certificates; Election Forms.

(a) Prior to the Election Period, the Exchange Agent will mail to each holder of record of PPSF Shares a form letter of transmittal and instructions for use in surrendering for exchange the Old Certificates, together with an election form (“Election Form”). Holders of uncertificated PPSF Shares shall be mailed an Election Form. The letter of transmittal will specify that the risk of loss and title to the Old Certificates will pass only upon delivery of such Old Certificates as specified in the letter of transmittal. Each Election Form will permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to (i) elect to receive the Stock Consideration with respect to any number of such holder’s PPSF Shares specified in the Election Form, (ii) elect to receive the Cash Consideration with respect to any number of such holder’s PPSF Shares specified in the Election Form, or (iii) indicate that such holder makes no election as to such holder’s PPSF Shares. For purposes of this Agreement, the term “Election Period” will mean the period as F&M and PPSF may agree, during which holders of PPSF Shares may validly elect the form of Merger Consideration to be received for PPSF Shares, occurring between (i) the date of mailing of the proxy materials related to the meeting of shareholders of PPSF (the “Proxy Materials”), which will be included as a part of the registration statement on Form S-4 to be filed by F&M with the Securities and Exchange Commission (the “SEC”) and (ii) the tenth business day immediately preceding the Effective Time. Any election will have been properly made only if the Exchange Agent has actually received a properly completed Election Form accompanied by one or more Old Certificates, if such PPSF Shares are certificated, by 5:00 p.m. Eastern Time on the last day of the Election Period (the “Election Deadline”). A submitted Election Form may be revoked or changed by written notice to the Exchange Agent only if such revocation or change is actually received by the Exchange Agent by the Election Deadline. PPSF Shares as to which a holder does not submit a properly completed Election Form accompanied by, if applicable, Old Certificates by the Election Deadline will be Non-Election Shares. The Exchange Agent will make all determinations as to when any election, modification or revocation has been received and whether any such election, modification or revocation has been properly made.

(b) All payments made upon the surrender of Old Certificates pursuant to this Agreement will be deemed to have been made in full satisfaction of all rights pertaining to the PPSF Shares evidenced by such Old Certificates.

(c) If any Old Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or F&M, in their sole discretion, the posting by such person of a bond in such amount as F&M may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Cash Consideration and/or Stock Consideration (and cash in lieu of fractional F&M Share interests, if any) deliverable in respect thereof.

(d) Promptly, and not more than five business days following the Effective Time, the Exchange Agent will deliver to each holder of PPSF Shares of record immediately prior to the Effective Time (other than Dissenting Shares) who has surrendered Old Certificates (and to all holders of uncertificated PPSF Shares) the Merger Consideration, and any applicable dividends or distributions pursuant to subsection (f) below, to which such holder is entitled. For certificated PPSF Shares, no payment will be made until the Old Certificate(s) representing such PPSF Shares are surrendered or the procedure regarding lost, stolen or destroyed certificates set forth in Section 2.2(c) has been completed. After the Effective Time and until surrendered, an Old Certificate will represent only the right to receive the Merger Consideration to which the holder is entitled pursuant to Section 1.5, and any applicable dividends or distributions pursuant to subsection (f) below. If any New Certificate representing F&M Shares is to be issued in a name other than that in which the Old Certificate(s) surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Old Certificate(s) so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange will pay to the Exchange Agent in advance any transfer or other similar taxes required by reason of the issuance of a New Certificate representing F&M Shares in any name other than that of the registered holder of the Old Certificate(s) surrendered, or required for any other reason, or will establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e) None of F&M, PPSF, or Exchange Agent will be liable to any former holder of PPSF Shares for any payment of the Merger Consideration, any cash in lieu of a fractional F&M Share interest or any dividends or distributions with respect to F&M Shares delivered to a public official if required by any applicable abandoned property, escheat or similar law.

(f) No dividends or other distributions declared after the Effective Time with respect to F&M Shares and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate until it is surrendered by the holder thereof or the procedure regarding lost, stolen or destroyed certificates set forth in Section 2.2(c) has been completed. Subject to the effect, if any, of applicable law, after the subsequent surrender and exchange of an Old Certificate, the record holder will be entitled to receive from F&M any dividends or other distributions, without any interest thereon, that became payable to the holders of record after the Effective Time with respect to any F&M Shares represented by such Old Certificate.

(g) After the Effective Time, there will be no further registration or transfer of PPSF Shares on the stock transfer books of PPSF. In the event that, after the Effective Time, PPSF Shares (or the Old Certificates representing them) are presented for transfer, they will be cancelled and exchanged as provided in this Section 2.

(h) F&M or the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration such amounts as F&M or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any other provision of domestic or foreign tax law (whether national, federal, state, provincial, local or otherwise). To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by F&M or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the PPSF Shares.

(i) Any portion of the Exchange Fund that remains unclaimed by the holders of PPSF Shares for one year after the Effective Time shall be paid to F&M. Any former shareholders of PPSF who have not exchanged their Old Certificates pursuant to this Section 2 may look only to F&M for payment of the Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the F&M Shares deliverable in respect of each former PPSF Share such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

(j) The Surviving Corporation may from time to time waive one or more of the rights provided to it in this Section 2 to withhold certain payments, deliveries and distributions; and no such waiver will constitute a waiver of its rights thereafter to withhold any such payment, delivery or distribution in the case of any person.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF PPSF AND PEOPLES BANK

PPSF hereby makes the representations and warranties set forth below to F&M with respect to PPSF and Peoples Bank. For the purposes of this Agreement, “PPSF Disclosure Letter” is defined as the letter referencing Section 3 of this Agreement which shall be prepared by PPSF and delivered to F&M contemporaneously with the execution of this Agreement.

3.1 Organization and Authority.

(a) PPSF is a Delaware corporation organized and validly existing under the laws of the State of Delaware and is a registered savings and loan holding company. PPSF has the power and authority (corporate and otherwise) to conduct its business in the manner and by the means conducted as of the date hereof. Except for Peoples Bank, PPSF has no subsidiaries. PPSF is subject to primary federal regulatory supervision and regulation by the Board of Governors of the Federal Reserve (the “FRB”).

(b) Peoples Bank is a federal stock savings and loan association duly organized and validly existing under the laws of the United States. Peoples Bank has the power and authority (corporate and otherwise) to conduct its business in the manner and by the means conducted as of the date hereof. Peoples Bank has no subsidiaries. Peoples Bank is subject to primary federal regulatory supervision and regulation by the Office of the Comptroller of the Currency (the “OCC”).

3.2 Authorization.

(a) PPSF has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, subject to satisfaction of the conditions precedent in Section 7. This Agreement, when executed and delivered, will have been duly authorized and will constitute a valid and binding obligation of PPSF, subject to the conditions precedent set forth in Section 7 hereof, enforceable in accordance with its terms except to the extent limited by insolvency, reorganization, liquidation, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights. The Board of Directors of PPSF has unanimously approved the Merger pursuant to the terms and conditions of this Agreement. Each of the members of the Board of Directors of PPSF has agreed to execute the Voting Agreement in the form of Exhibit B attached hereto.

(b) Except as set forth in the PPSF Disclosure Letter, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, subject to the conditions precedent set forth in Section 7 hereof, does or will (i) conflict with, result in a breach of, or constitute a default under PPSF’s or Peoples Bank’s organizational documents; (ii) conflict with, result in a breach of, or constitute a default under any federal, foreign, state or local law, statute, ordinance, rule, regulation or court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment, to which PPSF or Peoples Bank is subject or bound, the result of which would have a Material Adverse Effect; (iii) result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, encumbrance, security interest, or any other rights of others or other adverse interest upon any right, property or asset of PPSF or Peoples Bank, the result of which would have a Material Adverse Effect; (iv) terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment to which PPSF or Peoples Bank is subject or bound, the result of which would have a Material Adverse Effect; or (v) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, PPSF or Peoples Bank is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment.

For the purposes of this Agreement, a “Material Adverse Effect” means any effect, circumstance, occurrence or change that (i) is material and adverse to the financial position, results of operations or business of PPSF and Peoples Bank, or F&M and F&M Bank, in each case taken as a whole, as applicable, or (ii) would materially impair the ability of PPSF or Peoples Bank, F&M or F&M Bank, as applicable, to perform its obligations under this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks, savings and loan associations or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks, savings and loan associations or their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP, (d) effects of any action taken with the prior written consent of the other party hereto, (e) changes in the general level of interest rates (including the impact on the securities portfolios of PPSF and Peoples Bank, or F&M and F&M Bank, as applicable) or conditions or circumstances relating to or that affect either the United States economy, financial or securities markets or the banking industry, generally, (f) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, including without limitation payment of any amounts due to, or the provision of any benefits to, any officers or employees under agreements, plans or other arrangements in existence on the date of or contemplated by this Agreement and disclosed to F&M, (g) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of PPSF and Peoples Bank, or F&M and F&M Bank, as applicable, (h) the impact of the COVID-19 pandemic on the representations, warranties or covenants made by, or the operations of PPSF or Peoples Bank, F&M or F&M Bank, and (i) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices, or the occurrence or escalation of any military or terrorist attack outside the United States; provided that in no event shall a change in the trading price of the F&M Shares, by itself, be considered to constitute a Material Adverse Effect on F&M (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect).

(c) Other than in connection or in compliance with the provisions of the Home Owners’ Loan Act, Bank Holding Company Act of 1956, the Bank Merger Act, federal and state securities laws, and applicable federal and Ohio banking statutes and corporate statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by PPSF of the transactions contemplated by this Agreement.

(d) Other than those filings, authorizations, consents and approvals referenced in Section 3.2(c) above and except as set forth in the PPSF Disclosure Letter, no notice to, filing with, authorization of, exemption by, or consent or approval of, any third party is necessary for the consummation by PPSF of the transactions contemplated by this Agreement, except for such authorizations, exemptions, consents or approvals, the failure of which to obtain, would not be reasonably likely to result in a Material Adverse Effect.

3.3 Capitalization.

(a) PPSF has 4,000,000 shares of all classes of capital stock authorized of which 3,500,000 shares are Common Stock with a par value of $.01 per share, and 500,000 of which are serial preferred stock (the “PPSF Preferred Stock”). As of the date of this Agreement, 1,167,025 shares of PPSF Common Stock are issued and outstanding, 503,199 are treasury shares and no shares of PPSF Preferred Stock are issued and outstanding. Such issued and outstanding shares of PPSF Common Stock have been duly and validly authorized by all necessary corporate action of PPSF, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders. PPSF has no capital stock authorized, issued or outstanding other than as described in this Section 3.3(a) and, except as set forth in the PPSF Disclosure Letter, PPSF has no intention or obligation to authorize or issue additional shares of its capital stock.

(b) PPSF owns all of the issued and outstanding shares of capital stock of Peoples Bank. Such issued and outstanding capital stock has been duly and validly authorized by all necessary corporate action, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any shareholder. All of the issued and outstanding shares of capital stock of Peoples Bank are owned by PPSF free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto.

(c) Except as set forth on the PPSF Disclosure Letter, there are no options, commitments, calls, agreements, understandings, arrangements or subscription rights regarding the issuance, purchase or acquisition of capital stock, or any securities convertible into or representing the right to purchase or otherwise receive the capital stock, equity interests, or any debt securities of PPSF, by which PPSF is or may become bound. Except as set forth in the PPSF Disclosure Letter, PPSF has no outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of its respective outstanding shares of capital stock or equity interests, as applicable.

(d) Except as set forth in the PPSF Disclosure Letter, to the knowledge of PPSF’s Management (as defined in Section 10.11), no person or entity beneficially owns 5% or more of the total issued and outstanding PPSF Common Stock.

3.4 Organizational Documents. Except as set forth on the PPSF Disclosure Letter, the Certificate of Incorporation and Bylaws of PPSF and the Charter and Bylaws of Peoples Bank have been delivered to F&M and represent true, accurate and complete copies of such corporate documents of PPSF in effect as of the date of this Agreement.

3.5 Compliance with Law. To the knowledge of PPSF’s Management, neither PPSF nor Peoples Bank has engaged in any activity nor taken or omitted to take any action which has resulted, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a

Material Adverse Effect on PPSF. PPSF and Peoples Bank possess all licenses, franchises, permits and other authorizations necessary for the continued conduct of its businesses without material interference or interruption, except where the failure to possess such licenses or other authorizations would not be reasonably expected to have a Material Adverse Effect on PPSF, and such licenses, franchises, permits and authorizations shall be transferred to F&M or F&M Bank on the Effective Time without any material restrictions or limitations thereon or the need to obtain any consents of third parties, except as otherwise set forth in the PPSF Disclosure Letter. Neither PPSF nor Peoples Bank is subject to any agreement, commitment or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business or operations of PPSF or Peoples Bank except as otherwise set forth in the PPSF Disclosure Letter. Neither PPSF nor Peoples Bank has received any formal written notice of enforcement actions since January 1, 2019 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Dodd-Frank Wall Street Reform and Consumer Protection Act or any federal, state and local environmental laws or the rules and regulations promulgated thereunder. Neither PPSF nor Peoples Bank has received any notice of enforcement actions since January 1, 2019, from any regulatory agency or government authority relating to its compliance with any securities laws applicable to PPSF or Peoples Bank. Peoples Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

3.6 Accuracy of Statements. To the knowledge of PPSF’s Management, no information which has been or shall be supplied by PPSF with respect to its businesses, operations and financial condition for inclusion in the Proxy Statement, Registration Statement, and regulatory applications relating to the Merger contains or shall contain (in the case of information relating to the Proxy Statement at the time it is mailed and for the regulatory applications and Registration Statement, and each amendment or supplement thereto, if any, at the time it becomes effective) any untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained therein not misleading.

3.7 Litigation and Pending Proceedings. Except as set forth in the PPSF Disclosure Letter, there are no claims of any kind, nor any action, suits, proceedings, arbitrations or investigations pending or, to the knowledge of PPSF’s Management, threatened in any court or before any government agency or body, arbitration panel or otherwise (nor does PPSF’s Management have any knowledge of a basis for any claim, action, suit, proceeding, arbitration or investigation) which could reasonably be expected to have a Material Adverse Effect. To the knowledge of PPSF’s Management, there are no uncured violations, criticisms or exceptions, or violations with respect to which refunds or restitutions may be required, cited in any report, correspondence or other communication to PPSF or Peoples Bank as a result of an examination by any regulatory agency or body which could reasonably be expected to have a Material Adverse Effect.

3.8 Financial Statements.

(a) PPSF’s audited balance sheets as of the end of the two fiscal years ended June 30, 2021 and 2020, the unaudited consolidated balance sheet for the nine months ended March 31, 2022 and the related consolidated statements of income, shareholders’ equity and cash flows for the years or period then ended (hereinafter collectively referred to as the “Financial Information”), present fairly the consolidated financial condition or position of PPSF as of the respective dates thereof and the consolidated results of operations of PPSF for the respective periods covered thereby and have been prepared in conformity with GAAP applied on a consistent basis.

(b) All loans reflected in the Financial Information and which have been made, extended or acquired since June 30, 2021 and are still outstanding as of the date hereof: (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the extent that Peoples Bank has a security interest in collateral or a mortgage securing such loans, are secured by perfected security interests or mortgages naming Peoples Bank as the secured party or mortgagee, except for such unperfected security interests or mortgages naming Peoples Bank as secured party or mortgagee which, on an individual loan basis, would not materially adversely affect the value of any such loan and the recovery of payment on any such loan if Peoples Bank is not able to enforce any such security interest or mortgage.

3.9 Absence of Certain Changes. Except for events and conditions relating to the business and interest rate environment in general, the accrual or payment of Merger-related expenses, or as set forth in the PPSF Disclosure Letter, since June 30, 2021, no events have occurred which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the PPSF Disclosure Letter, between the period from June 30, 2021 to the date of this Agreement, PPSF and Peoples Bank have carried on their businesses in the ordinary and usual course consistent with past practices (excluding the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby) and there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to PPSF’s Common Stock (other than normal quarterly cash dividends or distributions consistent with past practice) or any split, combination or reclassification of PPSF Common Stock or, with the exception of the issuance of shares in connection with the exercise of stock options or the vesting of any performance stock units, any issuance or the authorization of any issuance of any securities in respect of, or in lieu of, or in substitution for PPSF Common Stock.

3.10 Absence of Undisclosed Liabilities. Except as set forth in the PPSF Disclosure Letter, neither PPSF nor Peoples Bank has any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the Financial Information, (b) any agreement, contract, obligation, commitment, arrangement, liability, lease or license which individually is less than $20,000.00 per year or which may be terminated within 90 days from the date of this Agreement, (c) liabilities incurred since June 30, 2021 in the ordinary course of business consistent with past practice that either alone or when considered with all similar liabilities, have not had or would not reasonably be expected to have a Material Adverse Effect on PPSF, (d) liabilities incurred for reasonable legal, accounting, financial advising fees and out-of-pocket expenses or fees in connection with the transactions contemplated by this Agreement, and (e) unfunded loan commitments and standby letters of credit made in the ordinary course of Peoples Bank’s business consistent with past practices.

3.11 Title to Assets.

(a) Except as set forth on the PPSF Disclosure Letter, PPSF and Peoples Bank have good and marketable title to all personal property reflected in the June 30, 2021 Financial Information, good and marketable title to all other properties and assets which PPSF or Peoples Bank purports to own, good and marketable title to or right to use by terms of any lease or contract all other property used in PPSF’s or Peoples Bank’s business, and good and marketable title to all property and assets acquired since June 30, 2021, free and clear of all mortgages, liens, pledges, restrictions, security interests, charges, claims or encumbrances of any nature, except such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the use of the property and which would not have a Material Adverse Effect.

(b) The operation by PPSF and Peoples Bank of such properties and assets is in material compliance with all applicable laws, ordinances, rules and regulations of any governmental authority or third party having jurisdiction over such use except for such noncompliance that would not have a Material Adverse Effect.

3.12 Loans and Investments.

(a) Except as set forth in the PPSF Disclosure Letter, there is no loan of Peoples Bank in excess of $25,000.00 that, as of March 31, 2022, with respect to classified loans and special mention loans and marginally pass loans, that (i) has been classified by Peoples Bank, applying applicable regulatory examination standards, as

“Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss;” (ii) has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectibility, or (iii) has been identified by PPSF Management to be 90 days or more past due with respect to principal or interest or has placed on nonaccrual status.

(b) The reserves for loan and lease losses and the carrying value for other real estate owned which are shown on each of the balance sheets contained in the Financial Information were adequate in the judgment of PPSF’s Management and consistent with applicable bank regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding and other real estate owned (including accrued interest receivable) as of the applicable date of such balance sheet.

(c) Except as set forth in the PPSF Disclosure Letter, none of the investments reflected in the Financial Information and none of the investments made by PPSF since June 30, 2021 are subject to any restrictions, whether contractual or statutory, which materially impairs the ability of PPSF to dispose freely of such investment at any time. Except as set forth in the PPSF Disclosure Letter, PPSF is not a party to any repurchase agreements with respect to securities.

3.13 Employee Benefit Plans.

(a) The PPSF Disclosure Letter contains a list identifying each “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which (i) is subject to any provision of ERISA, and (ii) is currently maintained, administered or contributed to by PPSF or any other entity, trade or business that, together with PPSF, would be treated as a single employer under the provisions of Sections 414(b), (c), (m) or (o) of the Code (“PPSF ERISA Affiliate”), and covers any employee, director or former employee or director of PPSF or any PPSF ERISA Affiliate under which PPSF or any PPSF ERISA Affiliate has any liability. Copies of such plans (and, if applicable, related trust agreements or insurance contracts) and all amendments thereto and written interpretations thereof have been furnished to F&M together with the three most recent annual reports (Form 5500) prepared in connection with any such plan and the current summary plan descriptions (and any summary of material modifications thereto). Such plans are hereinafter referred to individually as an “Employee Plan” and collectively as the “Employee Plans.” The Employee Plans which individually or collectively would constitute an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA are identified as such in the list referred to above. The PPSF Disclosure Letter also contains a list of all “employee benefit plans,” as defined under ERISA which have been terminated by PPSF or any PPSF ERISA Affiliate since January 1, 2019.

(b) To the knowledge of PPSF’s Management, the Employee Plans have been operated in material compliance with all applicable laws, regulations, rulings and other requirements, as well as pursuant to the terms of their governing documents (to the extent consistent with ERISA).

(c) Except as disclosed in the PPSF Disclosure Letter, to the knowledge of PPSF’s Management, no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, for which no statutory or administrative exemption exists, and no “reportable event,” as defined in Section 4043(c) of ERISA, for which a notice is required to be filed, has occurred with respect to any Employee Plan that could subject PPSF to material taxes or penalties.

(d) To the knowledge of PPSF’s Management, neither PPSF nor any PPSF ERISA Affiliate has any material liability to the Pension Benefit Guaranty Corporation (“PBGC”), to the Internal Revenue Service (“IRS”), to the Department of Labor (“DOL”), or to the Employee Benefits Security Administration, with respect to any Employee Plan, except for routine premium payments to the PBGC.

(e) No purchase of shares of PPSF Common Stock or other securities issued by PPSF by any Employee Plan holding shares of PPSF Common Stock or other securities of PPSF has adversely affected the tax qualification of such Employee Plan or failed to satisfy all of the requirements for the prohibited transaction exemption provided by Section 408(e) of ERISA. Each loan to any Employee Plan acquiring shares of PPSF Common Stock or other employer securities which has been made by or guaranteed by PPSF or any other disqualified person in connection with any purchase of such shares, satisfied each of the requirements of the prohibited transaction exemption provided in Section 408(b)(3) of ERISA, Section 4975(d)(3) of the Code and Treasury Regulation Section 54-4975-7(b), and, in particular, all shares of PPSF Common Stock purchased by any Employee Plan were purchased for no more than “adequate consideration” within the meaning Section 3(18) of ERISA, as determined on the basis of a stock valuation prepared by an “independent appraiser” (as this term is defined in Section 401(a)(28)(C) of the Code) satisfying all requirements of Sections 3(18) and 408(e) of ERISA and applicable DOL regulations.

(f) Except as disclosed in the PPSF Disclosure Letter, no “fiduciary,” as defined in Section 3(21) of ERISA, of an Employee Plan has failed to comply with the requirements of Section 404 of ERISA in such a way as to cause material liability to PPSF, Peoples Bank or any PPSF ERISA Affiliate.

(g) Each of the Employee Plans which is intended to be qualified under Section 401(a) of the Code has been timely amended to comply in all material respects with the applicable requirements of the Code. Except as set forth in the PPSF Disclosure Letter, PPSF and/or any PPSF ERISA Affiliate, as applicable, sought and received favorable determination letters from the IRS (or are otherwise relying on an opinion letter issued to a pre-approved plan sponsor) and has furnished to F&M copies of the most recent IRS determination letters with respect to any such Employee Plan that is intended to be qualified under Section 401(a) of the Code.

(h) Except as disclosed in the PPSF Disclosure Letter, no Employee Plan maintained or contributed to by PPSF or any ERISA Affiliate is a defined benefit pension plan subject to Title IV of ERISA or the minimum funding standards under Sections 412 and 430 of the Code and Section 302 of ERISA. No facts or circumstances exist that may subject PPSF or any PPSF ERISA Affiliate, to any liability under Sections 4062, 4063 or 4064 of ERISA. Except as disclosed in the PPSF Disclosure Letter, there exist no facts or circumstances that could subject PPSF, or any PPSF ERISA Affiliate thereof, to withdrawal liability within the meaning of Section 4201 of ERISA or to contingent withdrawal liability under Section 4204 of ERISA. Neither PPSF nor any PPSF ERISA Affiliate ever has been a party to a transaction within the meaning of Section 4212(c) of ERISA.

(i) No claims involving an Employee Plan (other than normal benefit claims) have been filed in a court of law or, to the knowledge of PPSF’s Management, have been threatened to be filed in a court of law.

(j) For all calendar months since January 1, 2019, in which PPSF or any PPSF ERISA Affiliate was an “applicable large employer” subject to Section 4980H of the Code, PPSF or such PPSF ERISA Affiliate has offered to substantially all of its full-time employees (and their dependents) the opportunity to enroll in minimum essential coverage under an eligible employer-sponsored group plan which complies in all material respects with the requirements of the Affordable Care Act. To the knowledge of PPSF’s Management, no event has occurred that would cause the imposition of the tax described in Section 4980B of the Code on PPSF. To the knowledge of PPSF’s Management, PPSF has materially complied with all requirements of Section 601 of ERISA, as applicable, with respect to any Employee Plan. Except as set forth in the PPSF Disclosure Letter or as required by applicable law, neither PPSF nor any PPSF ERISA Affiliate has any present or future liability in respect of post-retirement health and medical benefits for former employees or directors of PPSF or any PPSF ERISA Affiliate.

(k) The PPSF Disclosure Letter contains a list of each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not an Employee Plan, (ii) is established, maintained or contributed to by PPSF or Peoples

Bank and (iii) covers any employee, director or former employee or director of PPSF or Peoples Bank. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to F&M, are hereinafter referred to collectively as the “Benefit Arrangements.” To the knowledge of PPSF’s Management, each of the Benefit Arrangements has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Benefit Arrangements.

(l) Except as set forth in the PPSF Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by PPSF or any PPSF ERISA Affiliate relating to, or change in employee participation or coverage under, any Employee Plan or Benefit Arrangement administered by PPSF or any PPSF ERISA Affiliate which would increase materially the expense of maintaining such Employee Plans or Benefit Arrangements above the level of the expense incurred in respect thereof for the fiscal year ended June 30, 2021.

(m) Except as otherwise provided in the PPSF Disclosure Letter, the transactions contemplated by the Agreement will not cause acceleration of vesting in, or payment of, any material benefits under any Employee Plan or Benefit Arrangement and will not otherwise materially accelerate or increase any obligation under any Employee Plan or Benefit Arrangement.

(n) With respect to any Employee Plan which is a deferred compensation plan that is subject to Section 409A of the Code, such plan has been identified on the PPSF Disclosure Letter and, except as otherwise set forth in the PPSF Disclosure Letter, has been operated in accordance with, and is in documentary compliance with Section 409A of the Code and the guidance issued thereunder.

3.14 Obligations to Employees.

(a) PPSF and Peoples Bank are in compliance in all material respects with all applicable laws respecting employment including discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants and of employees as exempt or non-exempt, in each case, under the Fair Labor Standards Act of 1938, as amended (the “Fair Labor Standards Act”), and any similar applicable law), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice.

(b) Neither PPSF nor Peoples Bank is and has not been a party to, bound by or subject to, or is currently negotiating, any collective bargaining agreement or understanding with a labor union or organization. Except as set forth in the PPSF Disclosure Letter, all employees of PPSF and Peoples Bank are employed on an “at will” basis, and PPSF and Peoples Bank have no contractual or legal obligations that would prevent PPSF or Peoples Bank from termination the employment of any employee of PPSF or Peoples Bank without liability for severance pay.

(c) Except as set forth in the PPSF Disclosure Letter, all accrued obligations and liabilities of PPSF, including Peoples Bank, whether arising by operation of law, by contract or by past custom, for payments to trust or other funds, to any government agency or body or to any individual director, officer, employee or agent (or their heirs, legatees or legal representative) with respect to unemployment compensation or social security benefits and all pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation rights or profit sharing plan, any employment, deferred compensation, consultant, bonus or collective bargaining agreement or group insurance contract or other incentive, welfare or employee benefit plan or agreement maintained by PPSF or Peoples Bank for its current or former directors, officers, employees and agents have been and are being paid to the extent required by law or by the plan or contract, and adequate actuarial accruals and/or reserves for such payments have been and are being made by PPSF or Peoples Bank in accordance with generally accepted accounting and actuarial principles, except where the failure to pay any such accrued obligations or liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. Except as set forth in the PPSF Disclosure Letter, all obligations and liabilities of PPSF, including Peoples Bank, whether arising by operation of law, by contract, or by past custom, for all forms of compensation which are or may be payable to their current or former directors, officers, employees or agents have been and are being paid, and adequate accruals and/or reserves for payment therefore have been and are being made in accordance with GAAP, except where the failure to pay any such obligations and liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. All accruals and reserves referred to in this Section 3.14 are correctly and accurately reflected and accounted for in the books, statements and records of PPSF and Peoples Bank, except where the failure to correctly and accurately reflect and account for such accruals and reserves would not have a Material Adverse Effect.

3.15 Taxes, Returns and Reports.

(a) Except as set forth in the PPSF Disclosure Letter, PPSF and Peoples Bank have (a) duly and timely filed all material Tax Returns required to be filed by them as of the date hereof, and each such Tax Return is true, complete and accurate in all material respects; (b) paid all material Taxes due and payable by PPSF or Peoples Bank upon its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed (in each case in writing) against PPSF or Peoples Bank, which amount has not been paid or such matter otherwise resolved. Except for Taxes not yet due and payable, the reserve for Taxes on the Financial Information is adequate to cover all of PPSF’s and Peoples Bank’s Tax liabilities (including, without limitation, income Taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to June 30, 2021. Neither PPSF nor Peoples Bank has nor will they have, any liability for Taxes of any nature for or with respect to the operation of its business from June 30, 2021, up to and including the Effective Time, except to the extent (i) reflected on the Financial Information or on financial statements of PPSF subsequent to the date of the Financial Information or (ii) as set forth in the PPSF Disclosure Letter. PPSF has not received written notice that it is currently under audit by any state or federal Governmental Entity with respect to Taxes. Except as set forth in the PPSF Disclosure Letter, none of the federal, state, or local Tax Returns of PPSF or Peoples Bank has been audited by any Governmental Entity during the past five years.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, and similar charges, fees, levies or like assessments imposed by a Governmental Entity, together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.16 Deposit Insurance. The deposits of Peoples Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act, and Peoples Bank has paid all premiums and assessments with respect to such deposit insurance.

3.17 Reports. Since January 1, 2019, to the knowledge of PPSF’s Management, PPSF and Peoples Bank have timely filed all reports, registrations and statements, together with any required amendments thereto, that they were required to file with (i) the OCC, (ii) the FRB, and (iii) any federal, state, municipal or local government, securities, banking, environmental, insurance and other governmental or regulatory authority, and the agencies and staffs thereof (collectively, the “Regulatory Authorities”), having jurisdiction over the affairs of PPSF or Peoples Bank, except where such failure would not have a Material Adverse Effect. All such reports filed by PPSF or Peoples Bank complied in all material respects with all applicable rules and regulations promulgated by the applicable Regulatory Authorities and were true, accurate and complete in all material respects and, to the extent required, were prepared in conformity with regulatory accounting principles applied on a consistent basis.

3.18 Absence of Defaults. PPSF is not in violation of its Certificate of Incorporation or Bylaws and Peoples Bank is not in violation of its Charter or Bylaws or, to the knowledge of PPSF’s Management, in default under any material agreement, commitment, arrangement, loan, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event known to PPSF’s or Peoples Bank’s Management that, with the lapse of time or giving of notice or both, would constitute such a default, except for such defaults which would not have a Material Adverse Effect.

3.19 Tax and Regulatory Matters. PPSF has not taken or agreed to take any action or has any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement.

3.20 Real Property.

(a) A list of the locations of each parcel of real property owned by PPSF or Peoples Bank (other than real property acquired in foreclosure or in lieu of foreclosure in the course of the collection of loans and being held by Peoples Bank for disposition as required by law) is set forth in the PPSF Disclosure Letter under the heading of “PPSF Owned Real Property” (such real property being herein referred to as the “PPSF Owned Real Property”). A list of the location of each parcel of real property leased by PPSF or Peoples Bank is also set forth in the PPSF Disclosure Letter under the heading of “PPSF Leased Real Property” (such real property being herein referred to as the “PPSF Leased Real Property”). PPSF shall update the PPSF Disclosure Letter within 10 days after acquiring or leasing any real property after the date hereof. Collectively, the PPSF Owned Real Property and the PPSF Leased Real Property are herein referred to as the “PPSF Real Property.”

(b) To the knowledge of PPSF’s Management, there is no pending action involving PPSF as to the title of or the right to use any of the PPSF Real Property.

(c) Other than the PPSF Owned Real Property, neither PPSF nor Peoples Bank has any interest in any other real property except interests as a mortgagee, and except for any real property acquired in foreclosure or in lieu of foreclosure and being held for disposition as required by law.

(d) None of the buildings, structures or other improvements located on the PPSF Real Property encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way or “setback” line and all such buildings, structures and improvements are located and constructed in conformity with all applicable zoning ordinances and building codes.

(e) To the knowledge of PPSF’s Management, none of the buildings, structures or improvements located on the PPSF Real Property are the subject of any official complaint or notice by any governmental authority of violation of any applicable zoning ordinance or building code, and there is no zoning ordinance, building code, use or occupancy restriction or condemnation action or proceeding pending, or, to the knowledge of PPSF’s Management, threatened, with respect to any such building, structure or improvement. The PPSF Real Property is suitable for its intended purpose, ordinary wear and tear excepted, and has been maintained (as to the PPSF Leased Real Property, to the extent required to be maintained by PPSF) in accordance with reasonable and prudent business practices applicable to like facilities. The PPSF Real Property has been used and operated in all material respects in compliance with all applicable laws, statutes, rules, regulations and ordinances applicable thereto during PPSF’s ownership or tenancy of said property.

(f) Except as set forth on the PPSF Disclosure Letter, and as may be reflected in the Financial Information, and except for liens for taxes not yet due and payable or with respect to such easements, liens, defects or encumbrances, real estate taxes and assessments or other monetary obligations such as contributions to an owners’ association, as do not individually or in the aggregate materially adversely affect the use or value of the PPSF Owned Real Property and which would not have a Material Adverse Effect, PPSF has, and at the Effective Time will have, good and marketable title to the PPSF Owned Real Property, free and clear of all liens, mortgages, security interests, encumbrances and restrictions of any kind or character.

(g) Except as set forth in the PPSF Disclosure Letter and to the knowledge of PPSF’s Management, PPSF has not generated, treated, stored, disposed or released at any PPSF Real Property, any Toxic Substance, except in material compliance with all applicable federal, state and local environmental laws and regulations and except where such noncompliance would not reasonably be expected to have a Material Adverse Effect. “Toxic Substance” means any hazardous or toxic substance, pollutant, waste, gas or material, including, without limitation, petroleum and petroleum products, metals, liquids, semi-solids or solids, that are regulated under any federal, state or local statute, ordinance, rule, regulation or other law pertaining to environmental protection, contamination, quality, waste management or cleanup.

(h) Except as disclosed in the PPSF Disclosure Letter and to the knowledge of PPSF’s Management, there are no underground storage tanks located on, in or under any PPSF Owned Real Property and no such PPSF Owned Real Property has previously contained an underground storage tank. Except as set forth in the PPSF Disclosure Letter, PPSF does not own or operate any underground storage tank at any PPSF Leased Real Property and to the knowledge of PPSF’s Management, no such PPSF Leased Real Property has previously contained an underground storage tank. To the knowledge of PPSF’s Management, no PPSF Real Property is or has been listed on the Comprehensive Environmental Response, Compensation, and Liability Information System.

(i) Except as set forth in the PPSF Disclosure Letter and to the knowledge of PPSF’s Management, no Toxic Substance has been released, spilled, discharged or disposed at, in, on or under any PPSF Real Property nor, to the knowledge of PPSF’s Management, are there any other conditions or circumstances affecting any PPSF Real Property, in each case, which would reasonably be expected to have a Material Adverse Effect.

(j) To the knowledge of PPSF’s Management, there are no mechanic’s or materialman’s liens against the PPSF Leased Real Property, and no unpaid claims for labor performed, materials furnished or services rendered in connection with constructing, improving or repairing the PPSF Leased Real Property in respect of which liens may or could be filed against the PPSF Leased Real Property.

3.21 Securities Law Compliance. The PPSF Common Stock is not listed on any stock exchange and is traded on the OTC Markets Pink Market. To the knowledge of PPSF’s Management, PPSF has complied in all material respects with all applicable federal and state securities laws, statutes, rules and regulations in regard to the issuance of all share of the PPSF Common Stock.

3.22 Broker’s or Finder’s Fees. Except for Boenning & Scattergood, no agent, broker or other person acting on behalf of PPSF or under any authority of PPSF is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto, other than attorneys’ or accountants’ fees, in connection with any of the transactions contemplated by this Agreement.

3.23 Shareholder Rights Plan. PPSF does not have a shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of PPSF or which may be considered an anti-takeover mechanism except to the extent that the provisions of the PPSF Certificate of Incorporation or Bylaws may have the effect or provide opportunities to do so.

3.24 Indemnification Agreements. Except as set forth in the PPSF Disclosure Letter, neither PPSF nor Peoples Bank is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against any liability or hold the same harmless from liability other than as expressly provided in the Certificate of Incorporation or Bylaws (or other organizational documents, as applicable) of PPSF, the Charter and Bylaws of Peoples Bank and applicable law.

3.25 Agreements with Regulatory Agencies. Except as set forth in the PPSF Disclosure Letter in a manner permitted by applicable law, neither PPSF nor Peoples Bank is subject to any cease-and-desist, consent order, or other order or enforcement action issued by, or is a party to any written agreement, consent agreement, or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, the Regulatory Authorities or other governmental or regulatory authority, agency, court, commission, or other administrative entity (“Governmental Entity”).

3.26 Nonsurvival of Representations and Warranties. The representations and warranties contained in this Section 3 shall expire on the Effective Time or the earlier termination of this Agreement, and thereafter PPSF and all directors and officers of PPSF and Peoples Bank shall have no further liability with respect thereto.

3.27 No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3, neither PPSF nor Peoples Bank makes any other express or implied representation or warranty to F&M.

SECTION 4

REPRESENTATIONS AND

WARRANTIES OF F&M AND F&M BANK

F&M hereby makes the following representations and warranties set forth below to PPSF with respect to F&M and the F&M Subsidiaries. For the purposes of this Agreement, “F&M Disclosure Letter” is defined as a letter referencing Section 4 of this Agreement which shall be prepared by F&M and F&M Bank and delivered to PPSF contemporaneous with the execution of this Agreement.

4.1 Organization and Authority. F&M is a corporation duly organized and validly existing under the laws of the State of Ohio and F&M Bank is a commercial bank duly organized and validly existing under the laws of the State of Ohio. F&M and F&M Bank have the power and authority (corporate or otherwise) to conduct their respective businesses in the manner and by the means utilized as of the date hereof. F&M’s only subsidiaries are F&M Bank and Farmers & Merchants Risk Management, Inc., a Nevada corporation (the “F&M Subsidiaries”). None of the F&M Subsidiaries has subsidiaries. F&M Bank is subject to primary federal regulatory supervision and regulation by the FDIC.

4.2 Authorization.

(a) F&M has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder subject to the conditions precedent set forth in Section 7. The Agreement, when executed and delivered, will have been duly authorized and will constitute a valid and binding obligation of F&M, subject to the conditions precedent set forth in Section 7 hereof, enforceable in accordance with its terms, except to the extent limited by insolvency, reorganization, liquidation, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditor’s rights. The Board of Directors of F&M has approved the Merger pursuant to the terms and conditions of this Agreement.

(b) Except as set forth in the F&M Disclosure Letter, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, subject to the conditions precedent set forth in Section 7 hereof does or will (i) conflict with, result in a breach of, or constitute a default under either F&M’s or F&M

Bank’s Articles of Incorporation or Code of Regulations; (ii) conflict with, result in a breach of, or constitute a default under any federal, foreign, state, or local law, statute, ordinance, rule, regulation, or court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement, or commitment, to which either F&M or F&M Bank is subject or bound, the result of which would have a Material Adverse Effect; (iii) result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, claim, encumbrance, security interest, or any other rights of others or other adverse interest upon any right, property or asset of either F&M or F&M Bank; (iv) terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement, or commitment to which F&M or F&M Bank is a party or by which either F&M or F&M Bank is subject or bound, the result of which would have a Material Adverse Effect on F&M; or (v) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, either F&M or F&M Bank is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement, or commitment.

(c) Other than in connection or in compliance with the provisions of the Home Owners’ Loan Act, Bank Holding Company Act of 1956, the Bank Merger Act, federal and state securities laws, and applicable federal and Ohio banking statutes and corporate statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by F&M and F&M Bank of the transactions contemplated by this Agreement.

(d) Except as set forth in the F&M Disclosure Letter, other than those filings, authorizations, consents and approvals referenced in Section 4.2(c) above and filings and approvals relating to the listing of the shares of F&M Shares to be issued in the Merger on the NASDAQ Capital Market and certain other filings and approvals with NASDAQ relating to the change in the number of shares of F&M outstanding as a result of the Merger, no notice to, filing with, authorization of, exemption by, or consent or approval of, any third party is necessary for the consummation by F&M or F&M Bank of the transactions contemplated by this Agreement, except for such authorizations, exemptions, consents or approvals, the failure of which to obtain, would not be reasonably likely to result in a Material Adverse Effect.

4.3 Capitalization.

(a) As of March 31, 2022, there were 20,000,000 F&M Shares authorized, without par value, of which 13,066,083 shares were issued and outstanding. Such issued and outstanding F&M Shares have been duly and validly authorized by all necessary corporate action of F&M, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders. Other than the F&M Shares, F&M has no other class of stock authorized.

(b) F&M owns all of the issued and outstanding shares of capital stock of each of the F&M Subsidiaries. Such issued and outstanding capital stock has been duly and validly authorized by all necessary corporate action, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any shareholder. All of the issued and outstanding shares of capital stock of the F&M Subsidiaries are owned by F&M free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto.

(c) The F&M Shares to be issued pursuant to the Merger will be duly authorized, fully paid, validly issued and nonassessable and not subject to any preemptive rights.

4.4 Organizational Documents. The Articles of Incorporation and Code of Regulations of F&M and F&M Bank in force as of the date hereof have been delivered to PPSF. The documents delivered by it represent true, accurate and complete copies of the corporate documents of F&M and F&M Bank in effect as of the date of this Agreement.

4.5 Compliance with Law. To the knowledge of “F&M Management” (as defined in Section 10.11), except as set forth in the F&M Disclosure Letter, neither F&M nor any F&M Subsidiary has engaged in any activity nor taken or omitted to take any action which has resulted or could reasonably be expected to result, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the F&M Disclosure Letter, F&M and each F&M Subsidiary possess all licenses, franchises, permits and other authorizations necessary for the continued conduct of their respective businesses without material interference or interruption. Neither F&M nor any F&M Subsidiary are subject to any agreement, commitment or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business or operations of F&M or any F&M Subsidiary. Except as set forth in the F&M Disclosure Letter, F&M Bank has not received any notice of enforcement actions since January 1, 2019 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act or any laws with respect to the protection of the environment or the rules and regulations promulgated thereunder. Except as set forth in the F&M Disclosure Letter, F&M has not received any notice of enforcement actions since January 1, 2019 from any regulatory agency or government authority relating to its compliance with any securities, tax or employment laws applicable to F&M. F&M Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

4.6 Accuracy of Statements. No information which has been or shall be supplied by F&M nor any F&M Subsidiary with respect to its respective businesses, operations and financial condition for inclusion in the Proxy Statement, Registration Statement, and regulatory applications relating to the Merger contains or shall contain (in the case of information relating to the Proxy Statement at the time it is mailed and for the regulatory applications and Registration Statement, and each amendment or supplement thereto, if any, at the time it becomes effective) any untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained therein not misleading.

4.7 Litigation and Pending Proceedings. Except as set forth in the F&M Disclosure Letter, there are no claims of any kind, nor any action, suits, proceedings, arbitrations or investigations pending or, to the knowledge of F&M’s Management, threatened in any court or before any government agency or body, arbitration panel or otherwise (nor does F&M’s Management have any knowledge of a basis for any claim, action, suit, proceeding, arbitration or investigation) which could be reasonably expected to have a Material Adverse Effect. To the knowledge of F&M’s Management, there are no material uncured violations, criticisms or exceptions, or violations with respect to which material refunds or restitutions may be required, cited in any report, correspondence or other communication to F&M or any F&M Subsidiary as a result of an examination by any regulatory agency or body.

4.8 Financial Statements.

(a) F&M’s consolidated audited balance sheets as of the end of the two fiscal years ended December 31, 2021 and 2020, the unaudited consolidated balance sheet for the three months ended March 31, 2022, and the related consolidated statements of income, shareholders’ equity and cash flows for the years or period then ended (hereinafter collectively referred to as the “F&M Financial Information”) present fairly the consolidated financial condition or position of F&M as of the respective dates thereof and the consolidated results of operations of F&M for the respective periods covered thereby and have been prepared in conformity with GAAP applied on a consistent basis.

(b) All loans reflected in the F&M Financial Information and which have been made, extended or acquired since December 31, 2021: (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the extent that F&M Bank has a security interest in collateral or a mortgage securing such loans, are secured by perfected security interests or mortgages naming F&M Bank as the secured party or mortgagee, except for such unperfected security interests or mortgages naming F&M Bank as secured party or mortgagee which, on an individual loan basis, would not materially adversely affect the value of any such loan and the recovery of payment on any such loan if F&M Bank is not able to enforce any such security interest or mortgage.

4.9 Absence of Certain Changes. Except for events and conditions relating to the business and interest rate environment in general, the accrual or payment of Merger-related expenses, or as set forth in the F&M Disclosure Letter, since December 31, 2021, no events have occurred which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the F&M Disclosure Letter, between the period from December 31, 2021 to the date of this Agreement, F&M and each F&M Subsidiary have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of reasonable fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby). Since December 31, 2021, there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to F&M Shares (other than normal quarterly cash dividends) or any split, combination or reclassification of any stock of F&M or any F&M Subsidiary or any issuance or the authorization of any issuance of any securities in respect of, or in lieu of, or in substitution for F&M Shares.

4.10 Taxes, Returns and Reports. F&M and the F&M Subsidiaries have (a) duly and timely filed all material Tax Returns required to be filed by them as of the date hereof, and each Return is true, complete and accurate in all material respects; (b) paid all material Taxes due and payable by any of them upon their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed (in each case in writing) against F&M or any F&M Subsidiary, which amount has not been paid or such matter otherwise resolved. Except for Taxes not yet due and payable, the reserve for Taxes on the F&M Financial Information is adequate to cover all of F&M’s and the F&M Subsidiaries’ Tax liabilities (including, without limitation, income Taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to December 31, 2021. Neither F&M nor any F&M Subsidiary has or will have, any liability for Taxes of any nature for or with respect to the operation of their business, including the assets of any subsidiary, from December 31, 2021, up to and including the Effective Time, except to the extent (i) reflected on the F&M Financial Information or on financial statements of F&M or any subsidiary subsequent to and the date of the F&M Financial Information or (ii) as set forth in the F&M Disclosure Letter. Neither F&M nor any F&M Subsidiary has received written notice that it is currently under audit by any state or federal Governmental Entity with respect to Taxes. Except as set forth in the F&M Disclosure Letter, none of the federal, state, or local Tax Returns of F&M or any F&M Subsidiary has been audited by any Governmental Entity during the past five years.

4.11 Deposit Insurance. The deposits of F&M Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act, and F&M Bank has paid all premiums and assessments with respect to such deposit insurance.

4.12 Reports. Since January 1, 2019, F&M and F&M Bank have timely filed all reports, registrations and statements, together with any required amendments thereto, that they were required to file with (i) the FRB, (ii) the FDIC, (iii) the ODFI, and (iv) any federal, state, municipal or local government, securities, banking, environmental, insurance and other governmental or regulatory authority, and the agencies and staffs thereof (collectively, the “F&M Regulatory Authorities”), except where such failure would not have a Material Adverse Effect. All such reports filed by F&M and F&M Bank complied in all material respects with all applicable rules and regulations promulgated by the applicable F&M Regulatory Authorities and were true, accurate and complete in all material respects and, to the extent required, were prepared in conformity with GAAP applied on a consistent basis. There is no unresolved violation with respect to any report or statement filed by, or any examination of F&M or F&M Bank.

4.13 Absence of Defaults. Neither F&M nor F&M Bank is in violation of its Articles of Incorporation or Code of Regulations or, to the knowledge of F&M’s Management, in default under any material agreement, commitment, arrangement, loan, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event known to F&M’s Management that, with the lapse of time or giving of notice or both, would constitute such a default, except for defaults which would not have a Material Adverse Effect.

4.14 Tax and Regulatory Matters. Neither F&M nor any F&M Subsidiary has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement.

4.15 Securities Law Compliance. F&M Shares are traded on the NASDAQ Capital Market under the symbol of “FMAO.” F&M has complied in all material respects with all applicable state, federal or foreign securities laws, statutes, rules, regulations or orders, injunctions or decrees of any applicable government agency relating or applicable to F&M Shares. F&M has complied in all material respects with all applicable rules, regulations, or orders of any applicable self-regulatory organization (including, but not limited to, NASDAQ) relating or applicable to F&M Shares. Since January 1, 2019, F&M has filed all reports and other documents required to be filed by it under the Securities Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended (the “1933 Act”), and the regulations promulgated thereunder, and under any rules and regulations of any applicable self-regulatory organization (including, but not limited to, NASDAQ), including F&M’s Annual Report on Form 10-K for the year ended December 31, 2021, copies of which have previously been delivered to PPSF. All such filings were true, accurate and complete in all material respects as of the dates of the filings (except for information included therein as of a certain date, which shall have been true and correct as of such date), and no such filings, at the time they were filed, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made, at the time and in the light of the circumstances under which they were made, not false or misleading.

4.16 Broker’s or Finder’s Fees. Except for Piper Sandler & Co., no agent, broker or other person acting on behalf of F&M or under any authority of F&M is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto, other than attorneys’ or accountants’ fees, in connection with any of the transactions contemplated by this Agreement.

4.17 Agreements with Regulatory Agencies. Except as set forth in the F&M Disclosure Letter in a manner permitted by applicable law, neither F&M nor the F&M Subsidiaries are subject to any cease-and-desist, consent order, or other order or enforcement action issued by, or is a party to any written agreement, consent agreement, or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, the F&M Regulatory Authorities or other governmental entity.

4.18 Sufficient Funds. F&M has, as of the date hereof, sufficient cash on hand, other sources of available funds and a loan commitment, to enable F&M to timely pay the cash portion of the Merger Consideration and to satisfy its obligations under and to consummate the transactions contemplated by this Agreement.

4.19 No Shareholder Approval. No vote or consent of any of the holders of F&M Shares is required by law, contract, or NASDAQ listing requirements for F&M to enter into this Agreement and to consummate the Merger.

4.20 Nonsurvival of Representations and Warranties. The representations and warranties contained in this Section 4 shall expire on the Effective Time or the earlier termination of this Agreement, and thereafter F&M and F&M Bank and all directors and officers of F&M and F&M Bank shall have no further liability with respect thereto.

4.21 No Other Representations or Warranties. Except for the representations and warranties contained in this Section 4, F&M and F&M Bank make no other express or implied representation or warranty to PPSF.

SECTION 5

COVENANTS OF PPSF

PPSF covenants and agrees with F&M and F&M Bank to act, as follows:

5.1 Shareholder Approval.

(a) Following the execution of this Agreement, PPSF shall take, in accordance with applicable law and its Certificate of Incorporation and Bylaws, all action necessary to convene a meeting of its shareholders as promptly as practicable (and in any event within 45 days following the time when the Registration Statement becomes effective, subject to extension with the consent of F&M, which shall not unreasonably be withheld, conditioned or delayed) to consider and vote upon the adoption of this Agreement and approval of the Merger and any other matter required to be approved by the shareholders of PPSF in order to consummate the Merger and the transactions contemplated hereby (including any adjournment or postponement thereof, the “Shareholder Meeting”).

(b) Subject to Section 5.5 hereof, PPSF shall cooperate with F&M in the preparation of an appropriate proxy statement and other proxy solicitation materials (the “Proxy Statement”) and use its reasonable best efforts to obtain the requisite vote of PPSF’s shareholders to consummate the Merger and the other transactions contemplated hereby, and shall ensure that the Shareholder Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by PPSF in connection with the Shareholder Meeting are solicited in compliance with the DGCL, the Certificate of Incorporation and Bylaws of PPSF, and all other applicable legal requirements. PPSF shall keep F&M updated with respect to the proxy solicitation results in connection with the Shareholder Meeting as reasonably requested by F&M.

(c) Subject to Section 5.5 hereof, PPSF’s Board of Directors shall recommend that PPSF’s shareholders vote to adopt this Agreement and approve the Merger and any other matters required to be approved by PPSF’s shareholders for consummation of the Merger and the transactions contemplated hereby.

5.2 Other Approvals. As soon as reasonably practicable following the date hereof, PPSF shall use its best efforts to procure upon reasonable terms and conditions any consents, authorizations, approvals, registrations, and certificates from any applicable Regulatory Authorities as may be required by applicable law, and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement.

5.3 Conduct of Business.

(a) Except as otherwise set forth in the PPSF Disclosure Letter or as provided for in this Agreement, on and after the date of this Agreement and until the Effective Time or until this Agreement shall be terminated as herein provided, PPSF shall not and shall cause Peoples Bank not to, without the prior written consent (which may include consent via electronic mail) of F&M, (i) make any changes in its capital structure, including, but not limited to the redemption of PPSF Shares; (ii) authorize an additional class of stock or issue, or authorize the issuance of any capital stock or any options or other instruments convertible into shares of capital stock, except pursuant to the exercise of stock options outstanding as of the date of this Agreement; (iii) declare, distribute or pay any dividends on its common shares, or authorize a stock split, or make any other distribution to its shareholders, except for PPSF’s regular, quarterly cash dividend in an amount not greater than $0.08 per common share; provided, however, PPSF and F&M shall coordinate PPSF’s dividend schedule for the quarter in which Closing occurs so that holders of PPSF Common Stock do not receive dividends on both F&M and PPSF Common Stock attributable to the same calendar quarter; (iv) merge, combine or consolidate with or, other than in the ordinary course of business consistent with past practice (including the sale, transfer or disposal of other real estate owned), sell its assets or any of its securities to any other person, corporation or entity, effect a share exchange or enter into any other transaction not in the ordinary course of business; (v) incur any new liability or obligation, make any new commitment, payment or disbursement, enter into any new contract, agreement, understanding or arrangement or engage in any new transaction, or acquire or dispose of any property (other than other real estate owned) or asset the fair market value of which exceeds $20,000.00, in the aggregate; except for payments or disbursements, the acquisition or disposition of personal or real property in connection with either foreclosures on mortgages or enforcement of security interests, the origination or sale of loans by Peoples Bank and the creation of deposit liabilities and advances from the Federal Home Loan Bank, in each case, in the ordinary course of business consistent with past practice; (vi) subject any of its properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for such mortgages, liens or other encumbrances incurred in the ordinary course of business consistent with past practice; (vii) promote or increase or decrease the rate of compensation (except for promotions and non-material increases in the ordinary course of business and in accordance with past practices, and except for stay bonuses, that receive the prior approval of F&M, and that are paid to PPSF or Peoples Bank employees that PPSF identifies as important to ensure their retention through Closing for the operations of PPSF) or enter into any agreement to promote or increase or decrease the rate of compensation of any director, officer or employee of PPSF or Peoples Bank; (viii) except as required by applicable law, execute, create, institute, modify or amend any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans, any employment, deferred compensation, consultant, bonus or collective bargaining agreement, group insurance contract or other incentive, welfare or employee benefit plan or agreement for current or former directors, officers or employees of PPSF or Peoples Bank, change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination pay benefits or any other fringe or employee benefits or pay any bonuses other than as required by law or regulatory authorities; (ix) amend PPSF’s Certificate of Incorporation or Bylaws or Peoples Bank’s Charter or Bylaws from those in effect on the date of this Agreement; (x) modify, amend or institute new employment policies or practices, or enter into, renew, modify, amend or extend any employment or severance agreements with respect to any present or former directors, officers or employees of PPSF or Peoples Bank; (xi) fail to make additions to its reserve for loan losses, or any other reserve account, in the ordinary course of business and in accordance with sound banking practices; (xii) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity; (xiii) make any loans or establish or expand any deposit or trust relationship not consistent with prior practice, the policies and procedures of PPSF, Peoples Bank or applicable law; and (xiv) agree in writing or otherwise to take any of the foregoing actions.

(b) PPSF and Peoples Bank shall maintain, or cause to be maintained, in full force and effect, insurance on its properties and operations and fidelity coverage on its directors, officers and employees in such amounts and with regard to such liabilities and hazards as currently in effect on the date of this Agreement.

(c) PPSF and Peoples Bank shall provide F&M and its representatives reasonable access, during normal business hours and on reasonable advance notice to PPSF, to further information (to the extent permissible under applicable law) and PPSF’s and Peoples Bank’s premises for purposes of observing PPSF’s and Peoples Bank’s business activities and operations and to consult with PPSF’s and Peoples Bank’s officers and employees so as to make all necessary preparations for the Merger. F&M may hire, at its expense, a mutually-agreeable third party consultant to perform cybersecurity system testing and monitoring (based on a mutually-agreeable project scope) in order to confirm that PPSF’s and Peoples Bank’s technology systems are free of security breaches and, if necessary, provide remediation and notices related thereto. PPSF and F&M shall each receive the results of the testing and reasonably coordinate their efforts on any potential remediation and notices. None of the foregoing actions will cause undue disruption or interference with PPSF’s and Peoples Bank’s normal operations nor shall such actions be permitted if such access relates to, (i) pending or threatened litigation or investigations if, in the opinion of counsel to PPSF, such access would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, (ii) materials that relate to the negotiation or approval of this Agreement, or (iii) matters involving an Acquisition Proposal. No investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made in this Agreement by PPSF or Peoples Bank. F&M will use such information as is provided to it by PPSF or Peoples Bank, or representatives thereof, solely for the purpose of conducting business, legal and financial reviews of PPSF and Peoples Bank and for such other purposes as may be related to this Agreement, and F&M and F&M Bank will, and will direct all of its agents, employees and advisors to, maintain the confidentiality of all such information in accordance with the terms of Section 6.4 below. Neither PPSF nor Peoples Bank shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the entity in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement. The parties will make appropriate and reasonable substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

5.4 Preservation of Business. On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, each of PPSF and Peoples Bank shall (a) carry on its business diligently, substantially in the same manner as heretofore conducted, and in the ordinary course of business; (b) use commercially reasonable efforts to preserve its business organization intact, to keep its present officers and employees and to preserve its present relationship with customers and others having business dealings with them; and (c) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party or by which it is or may be subject or bound. All of the foregoing shall be subject to the effects, if any, of the execution and delivery of this Agreement and the obligations contained herein.

5.5 Other Negotiations.

(a) PPSF shall not, during the term of this Agreement, directly or indirectly through agents, directors, officers or otherwise, solicit, encourage or facilitate inquiries or proposals or enter into any agreement with respect to, or initiate or participate in any negotiations or discussions with any person or entity concerning, any proposed transaction or series of transactions involving or affecting PPSF (or its securities or assets) that, if effected, would constitute an acquisition of control of PPSF within the meaning of 12 U.S.C. §1817(j) (disregarding the exceptions set forth in 12 U.S.C. §1817(j)(17)) and the regulations of the FRB thereunder (each, an “Acquisition Proposal”), or furnish any information to any person or entity proposing or seeking an Acquisition Proposal.

(b) Notwithstanding the foregoing, in the event that PPSF’s Board of Directors determines in good faith and after consultation with legal counsel, that, in light of an Acquisition Proposal, it is necessary to provide such information or engage in such negotiations or discussions in order to act in a manner consistent with such Board’s fiduciary duties, PPSF’s Board of Directors may, in response to an Acquisition Proposal which was not solicited by or on behalf of PPSF or which did not otherwise result from a breach of Section 5.5(a), subject to its compliance with Section 5.5(c), (i) furnish information with respect to PPSF to such person or entity making such Acquisition Proposal pursuant to a customary confidentiality agreement that is no less restrictive than the Mutual Confidentiality and Non-Disclosure Agreement entered into between PPSF and F&M in connection with the transactions contemplated by this Agreement, and (ii) participate in discussions or negotiations regarding such Acquisition Proposal. In the event that PPSF’s Board of Directors determines in good faith and after consultation with legal counsel, that the Acquisition Proposal is a Superior Acquisition Proposal (as defined below) and that it is necessary to pursue such Superior Acquisition Proposal in order to act in a manner consistent with such Board’s fiduciary duties, PPSF may (A) withdraw, modify or otherwise change in a manner adverse to F&M, the recommendation of PPSF’s Board of Directors to its shareholders with respect to this Agreement and the Merger, and/or (B) terminate this Agreement in order to concurrently enter into an agreement with respect to such Superior Acquisition Proposal; provided, however, that PPSF’s Board of Directors may not terminate this Agreement pursuant to this Section 5.5(b) unless and until (x) 10 business days have elapsed following the delivery to F&M of a written notice of such determination by PPSF’s Board of Directors and during such 10 business-day period, PPSF otherwise cooperates with F&M with the intent of enabling the parties to engage in good faith negotiations so that the Merger and other transactions contemplated hereby may be effected and (y) at the end of such 10 business-day period, PPSF’s Board of Directors continues reasonably to believe the Acquisition Proposal at issue constitutes a Superior Acquisition Proposal. A “Superior Acquisition Proposal” shall mean any Acquisition Proposal containing terms which PPSF’s Board of Directors determines in its good faith judgment (based on the advice of an independent financial advisor) to be more favorable to PPSF’s shareholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of PPSF’s Board of Directors, is reasonably capable of being obtained by such third party, but shall exclude any Acquisition Proposal the terms of which were made known to PPSF’s Board of Directors prior to the date of this Agreement.

(c) In addition to the obligations of PPSF set forth in Section 5.5(a) and (b), PPSF shall advise F&M orally and in writing as soon as reasonably practicable of any request (whether oral or in writing) for information or of any inquiries, proposals, discussions or indications of interest (whether oral or in writing) with respect to any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and the identity of the person or entity making such request or Acquisition Proposal. PPSF shall keep F&M reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Acquisition Proposal, including the status of any discussions or negotiations with respect to any Superior Acquisition Proposal. F&M will keep all such information in confidence.

5.6 Announcement; Press Releases. In connection with the execution of this Agreement, PPSF and F&M intend to jointly issue a press release mutually acceptable to the parties. Except as otherwise required by law, PPSF shall not issue any additional press releases or make any other announcements or disclosures to the public generally relating to the Merger and the other transactions contemplated hereby without the prior approval of F&M, which approval will not be unreasonably withheld, provided, however, that nothing in this Section 5.6 shall be deemed to prohibit any party from making any disclosure that its legal counsel deems necessary in order to satisfy such party’s disclosure obligation imposed by law.

5.7 PPSF Disclosure Letter. PPSF shall supplement, amend and update as of the Effective Time the PPSF Disclosure Letter with respect to any matters hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the PPSF Disclosure Letter. If, at any time prior to the Effective Time, PPSF becomes aware of a fact or matter that might indicate that any of the representations and warranties of PPSF herein may be untrue, incorrect or misleading in any material respect, PPSF shall promptly disclose such fact or matter to F&M in writing.

5.8 Confidentiality. PPSF shall use commercially reasonable efforts to cause its respective officers, employees, and authorized representatives to hold in strict confidence all confidential data and information obtained by them from F&M, unless such information (a) was already known to PPSF, (b) becomes available to PPSF from other sources, (c) is independently developed by PPSF, (d) is disclosed by PPSF in accordance with the terms of prior written approval of F&M, or (e) is or becomes readily ascertainable from public or published information or trade sources or public disclosure of such information is required by law or requested by a court or other governmental agency, commission, or regulatory body. PPSF further agrees that, in the event this Agreement is terminated, it will return to F&M, or destroy, all information obtained by PPSF from F&M or F&M Bank, including all copies made of such information by PPSF except to the extent that PPSF is advised by legal counsel of the need to retain such information or documentation. This provision shall survive the Effective Time or the earlier termination of this Agreement.

5.9 Cooperation. PPSF shall cooperate with F&M and its officers, employees, attorneys, accountants and other agents and do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, (a) PPSF shall cooperate and assist F&M in the preparation of and/or filing of all regulatory applications, the Registration Statement, and all other documentation required to be prepared for consummation of the Merger and obtaining all necessary approvals, and (b) PPSF shall furnish F&M with all information concerning itself that F&M may request in connection with the preparation of the documentation referenced above.

5.10 PPSF Fairness Opinion. Prior to the execution of this Agreement, the PPSF Board of Directors has received the opinion of Boenning & Scattergood (which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date) to the effect that as of the date thereof and based upon and subject to the terms, conditions and qualifications set forth therein, the Merger Consideration in the Merger is fair, from a financial point of view, to the holders of PPSF Common Stock. As of the date of this Agreement, such opinion has not been amended or rescinded.

5.11 Financial Statements and Other Reports. Promptly upon its becoming available, PPSF shall furnish to F&M one copy of each financial statement, report, notice, or proxy statement sent by PPSF to its shareholders generally or filed with any Regulatory Authorities except as limited or prohibited by applicable law or regulation.

5.12 Adverse Actions. PPSF shall not (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Section 7 not being satisfied, (iii) a material violation of any provision of this Agreement, or (iv) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

5.13 Employment Agreements. PPSF will cause the termination of each of the Debra A. Geuy, Donna M. Williams, Joshua A. Buehler and Steven R. Goins employment agreements as more fully described in the PPSF Disclosure Letter (the “Employment Agreements”) and pay the lump sum change in control amounts specified in the Employment Agreements immediately prior to the Effective Time, as if such employee had been terminated in connection with a change of control. In exchange for such payment each payment recipient will provide an appropriate release, which, if not attached to the applicable Employment Agreement will be in such form as reasonably approved by F&M. In addition, F&M shall assume the obligation to pay for the continuation of COBRA coverage, and disability and life insurance, as provided for, and subject to the same requirements and limitations as are set forth in, the Employment Agreements. F&M Bank shall have the right to continue to discuss potential future employment relationships with the officers of PPSF from the date hereof through and after the Effective Time.

5.14 401(k) Plan and ESOP.

(a) PPSF shall cause the Peoples Federal Savings & Loan Association of Sidney 401(k) Retirement Plan (the “PPSF 401(k) Plan”) to be terminated effective as of the day immediately preceding the Effective Time.

(b) As soon as practicable after the date of this Agreement, PPSF will request that the trustee (the “ESOP Trustee”) of the Peoples-Sidney Financial Corporation Employee Stock Ownership Plan (the “Peoples ESOP”) take all necessary action required by the Peoples ESOP and applicable law to conduct a pass-through voting procedure requesting the Peoples ESOP participants to provide the ESOP Trustee with confidential written directions on whether to vote the shares of PPSF Common Stock owned by the Peoples ESOP either in favor of or against the Merger (the “ESOP Vote”). PPSF will, or will request that the ESOP Trustee, provide to F&M for review and comment, reasonably in advance of the ESOP Vote, but in any event within 10 business days of the initial filing of the Registration Statement, all materials (including the information statement and any similar disclosure materials, frequently asked questions, and meeting slides or handouts, as applicable) proposed to be disclosed to the Peoples ESOP participants in connection with the ESOP Vote. F&M shall have five business days to review and provide comments with respect to the materials proposed to be disclosed to the Peoples ESOP participants in connection with the ESOP Vote.

(c) Prior to the Effective Time, but after the receipt of approval of the Merger by PPSF’s shareholders and the receipt of regulatory approvals required by Section 7.01(b) of this Agreement, the PPSF Board of Directors shall adopt a resolution approving the termination of the Peoples ESOP effective as of the day immediately preceding the Effective Time. In addition, the Boards of Directors of PPSF and Peoples Bank shall approve the adoption of any amendments to the Peoples ESOP sufficient to (i) terminate the Peoples ESOP effective as of the day immediately preceding the Effective Time, (ii) eliminate all future benefit accruals under the Peoples ESOP and to amend the Peoples ESOP into a profit sharing plan not calling for investment of plan assets primarily in employer securities effective as of the day immediately preceding the Effective Time, and (iii) otherwise give effect to the provisions of this Section 5.14(c). The accounts of all participants in the Peoples ESOP shall become fully vested upon termination of the Peoples ESOP. At the Effective Time, any shares of PPSF Common Stock held in the Peoples ESOP as of the Effective Time shall be converted into the right to receive, without interest, the Merger Consideration. Following the Effective Time, F&M will apply for an IRS determination letter ruling that the termination of the Peoples ESOP is in compliance with the Code (the “ESOP Determination Letter”) and will cause the assets under the Peoples ESOP to be distributed to the Peoples ESOP participants after the receipt of the ESOP Determination Letter.

SECTION 6

COVENANTS OF F&M AND F&M BANK

F&M and F&M Bank covenant and agree with PPSF as follows:

6.1 Approvals. As soon as reasonably practicable, but in any event within 30 days following execution and delivery of this Agreement, F&M will file an application with the FRB (or seek a waiver of such filing obligation), the ODFI and the FDIC for approval of the Merger, and take all other appropriate actions necessary to obtain the regulatory approvals referred to herein, and PPSF will use all reasonable and diligent efforts to assist in obtaining all such approvals. In advance of filing any applications for such regulatory approvals, F&M shall provide PPSF and its counsel with a copy of such applications (but excluding any information contained therein regarding F&M and its business or operations for which confidential treatment will be requested) and provide an opportunity to comment thereon, and thereafter shall promptly advise PPSF and its counsel of any material communication received by F&M or its counsel from any regulatory authorities with respect to such applications. In addition, F&M agrees to prepare, in cooperation with and subject to the review and comment of PPSF and its counsel, a registration statement on Form S-4, including a prospectus of F&M (the “Registration Statement”), to be filed no later than 60 days after the date hereof by F&M with the SEC in connection with the issuance of F&M Shares in the Merger (including the proxy statements and prospectus and other proxy solicitation materials of, and to be filed by, PPSF and F&M constituting a part thereof (the “Proxy Statement”) and all related documents). F&M agrees to use its reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective so long as is necessary to consummate the Merger and the transactions contemplated hereby. F&M agrees to advise PPSF, promptly after F&M receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of F&M Shares for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of the receipt of any comment letters from the SEC regarding, or of any request by the SEC for the amendment or supplement of, the Registration Statement, or for additional information. F&M agrees to use its reasonable best efforts to list, prior to the Effective Time, on the NASDAQ Capital Market (subject to official notice of issuance), the F&M Shares to be issued to the holders of PPSF Shares in the Merger.

6.2 Employee Benefit Plans.

(a) F&M shall take such action as may be necessary so that, as soon as reasonably practicable following the Effective Time, employees of PPSF and Peoples Bank who become employees of F&M Bank shall be entitled to participate in the employee benefit plans of F&M and F&M Bank. Until such time as such employees of PPSF and Peoples Bank become covered by the F&M Bank group health, life and disability insurance benefit plans, they shall remain covered by the corresponding PPSF and Peoples Bank welfare benefit plans, which F&M and F&M Bank shall assume and maintain as successor employers to the extent such plans are not terminated as of the Effective Time.

(b) With respect to each employee benefit plan or benefit arrangement maintained by F&M or F&M Bank in which employees of PPSF and Peoples Bank subsequently participate, for purposes of determining eligibility, vesting, vacation and severance entitlement, F&M or F&M Bank will ensure that service with PPSF and Peoples Bank will be treated as service with F&M or F&M Bank; provided, however, that service with PPSF and Peoples Bank shall not be treated as service with F&M and F&M Bank for purposes of benefit accrual, except with respect to vacation and severance benefits. F&M and F&M Bank shall honor all benefits vested and earned by employees of PPSF and Peoples Bank through the Effective Time. Upon merger or termination of the Employee Plans or other employee benefit plans of PPSF and Peoples Bank, F&M and F&M Bank shall honor any acceleration provision therein.

(c) F&M and F&M Bank agree that the employees of PPSF and Peoples Bank will be permitted to elect to make direct rollover contributions (including participant loans) to the 401(k) plan maintained by F&M and/or F&M Bank as direct rollovers from the terminated PPSF 401(k) Plan and Peoples ESOP, if permitted under the applicable F&M or F&M Bank plan without unreasonable requirements or expense on the part of F&M or F&M Bank; provided that (i) F&M may, in its discretion, make such direct rollovers subject to and conditioned upon the receipt of an IRS determination letter on the termination of the PPSF 401(k) Plan and Peoples ESOP, and (ii) such rollover contributions will be completed within the period of 90 days following receipt of such IRS determination letter.

(d) Except for employees receiving a separate change in control, severance or similar payment in connection with the Closing of the Merger, those employees of PPSF and Peoples Bank as of the Effective Time (i) who are still employed by PPSF and Peoples Bank and who F&M or F&M Bank elect not to employ after the Effective Time or do not accept employment with F&M or F&M Bank because F&M or F&M Bank’s offer of employment was for less favorable compensation or at a location that is more than 25 miles from such employee’s location of employment immediately prior to the Effective Time or who are terminated other than for cause within six (6) months after the Effective Time; and (ii) who sign and deliver a termination and release agreement in a form acceptable to F&M, shall be entitled to severance pay equal to two (2) weeks of pay, at their base rate of pay in effect at the time of termination, for each full year of continuous service with PPSF and Peoples Bank with a minimum of four (4) weeks and a maximum of twenty-six (26) weeks.

(e) Except for employees receiving payments for COBRA under the Employment Agreements, F&M shall make available COBRA continuation coverage to any qualified employee or former employee of PPSF or Peoples Bank and to their respective qualified beneficiaries, at such person’s sole cost, on and after the Effective Time, regardless of when the qualifying event occurred.

(f) Neither the terms of this Section 6.2 nor the provision of any employee benefits provided by F&M or F&M Bank to employees of PPSF or Peoples Bank shall: (i) limit or modify F&M’s or F&M Bank’s at-will employment policy or any employee’s at will employment status; (ii) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of PPSF or Peoples Bank; or (iii) prohibit or restrict F&M or F&M Bank, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

6.3 Announcement; Press Releases. In connection with the execution of this Agreement, PPSF and F&M intend to jointly issue a press release mutually acceptable to the parties. Except as otherwise required by law, neither F&M nor F&M Bank shall issue any additional press releases or make any other public announcements or disclosures relating to the Merger without the prior approval of PPSF, which approval will not be unreasonably withheld, provided, however, that nothing in this Section 6.3 shall be deemed to prohibit any party from making any disclosure that its counsel deems necessary in order to satisfy such party’s disclosure obligation imposed by law.

6.4 Confidentiality. F&M shall, and shall use its best efforts to cause F&M Bank and its officers, employees, and authorized representatives to, hold in strict confidence all confidential data and information obtained by them from PPSF, unless such information (i) was already known to F&M prior to entering into merger discussions with PPSF, (ii) becomes available to F&M from other sources, (iii) is independently developed by F&M, (iv) is disclosed by F&M with and in accordance with the terms of prior written approval of PPSF, or (v) is or becomes readily ascertainable from public or published information or trade sources or public disclosure of such information is required by law or requested by a court or other governmental agency, commission, or regulatory body. F&M further agrees that in the event this Agreement is terminated, it will return to PPSF, or will destroy, all information obtained by it regarding PPSF, including all copies made of such information by F&M except to the extent that F&M is advised by legal counsel of the need to retain such information or documentation. This provision shall survive the Effective Time or the earlier termination of this Agreement.

6.5 Directors and Officers Insurance.

(a) For a period of at least six years from the Effective Time (the “Tail Coverage Period”), F&M shall obtain an endorsement to its director’s and officer’s liability insurance policy to cover the present and former officers and directors of PPSF and Peoples Bank and Peoples Bank (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by PPSF or Peoples Bank; provided, however, that if F&M is unable to obtain such endorsement, then F&M may purchase tail coverage under PPSF’s or Peoples Bank’s existing director and officer liability insurance policy for such claims; provided further that in no event shall F&M be required to expend in the aggregate during each year of the Tail Coverage Period more than 2 times the annual amount paid by PPSF or Peoples Bank for its director and officer liability insurance coverage immediately prior to the Effective Time (the “Insurance Amount”); provided further, that if F&M is unable to maintain or obtain the insurance called for by this Section 8.5, F&M shall obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of PPSF and Peoples Bank may be required to make application and provide customary representations and warranties to F&M’s insurance carrier for the purpose of obtaining such insurance.

(b) Following the Effective Time, F&M will provide any PPSF and Peoples Bank officers, directors and employees who become officers, directors and employees of F&M or F&M Bank or their subsidiaries with the same directors and officers liability insurance coverage and indemnification protections that F&M provides to other officers, directors and employees of F&M or its subsidiaries. In addition, F&M further agrees to indemnify and advance expenses to the current and former directors, officers and employees of PPSF and Peoples Bank after the Effective Time, for all actions taken by them prior to the Effective Time in their respective capacities as directors, officers and employees to the same extent (and subject to the same limitations) as the indemnification provided by PPSF under its Certificate of Incorporation and Bylaws or Peoples Bank’s Charter and Bylaws (as applicable) to such directors, officers and employees immediately prior to the Effective Time and as permitted under applicable law. Notwithstanding the foregoing, the indemnity obligations contained herein shall be limited as may be required by applicable federal banking laws and regulations.

(c) All rights to indemnification and exculpation from liabilities for acts or omissions occurring on or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of PPSF and

Peoples Bank as provided in its Certificate of Incorporation and Bylaws and Peoples Bank as provided in its Charter and Bylaws and any existing indemnification agreements or arrangements of PPSF and Peoples Bank described in the PPSF Disclosure Letter, shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, and shall be honored by F&M following the Effective Time with respect to acts or omissions of such individuals occurring or alleged to occur on or prior to the Effective Time.

(d) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or ~~officer~~ of PPSF and Peoples Bank, is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or employee of PPSF and Peoples Bank or Peoples Bank, or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or on or after the Effective Time, the parties hereto agree to cooperate and use their best reasonable efforts to defend against and respond thereto.

(e) If F&M shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all ~~of~~ its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of F&M shall assume the obligations set forth in this Section 6.5.

6.6 SEC and Other Reports. Promptly upon its becoming available, F&M shall furnish to PPSF one copy of each financial statement, report, notice, or proxy statement sent by F&M to its shareholders generally and of each regular or periodic report, registration statement or prospectus filed by F&M with the SEC or any successor agency, and of any notice or communication received by F&M from the SEC, which is not available on the SEC’s EDGAR internet database.

6.7 F&M Disclosure Letter. F&M shall supplement, amend and update as of the Effective Time the F&M Disclosure Letter with respect to any matters hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the F&M Disclosure Letter. If, at any time prior to the Effective Time, F&M becomes aware of a fact or matter that might indicate that any of the representations and warranties of F&M herein may be untrue, incorrect or misleading in any material respect, F&M shall promptly disclose such fact or matter to PPSF in writing.

6.8 Adverse Actions. Neither F&M nor F&M Bank shall (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Section 7 not being satisfied, (iii) a material violation of any provision of this Agreement, or (iv) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

6.9 Cooperation. F&M and F&M Bank shall cooperate with PPSF and Peoples Bank and its officers, employees, attorneys, accountants and other agents, and do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby.

6.10 Preservation of Business. On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, F&M and F&M Bank shall (a) except as set forth in the F&M Disclosure Letter, carry on their business diligently, substantially in the same manner as heretofore conducted, and in the ordinary course of business; (b) use commercially reasonable efforts to preserve their business organizations intact, to keep their present officers and employees and to preserve their present relationship with customers and others having business dealings with them; (c) maintain, or cause to be maintained, in full force and effect insurance on its properties and operations with regard to such liabilities and hazards as customarily are maintained by other companies operating similar businesses; and (d) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which they are a party or by which they are or may be subject or bound.

SECTION 7

CONDITIONS PRECEDENT TO THE MERGER

The obligation of each of the parties hereto to consummate the transactions contemplated by this Agreement is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time:

7.1 Shareholder Approval. The shareholders of PPSF shall have approved the Merger as required by applicable law.

7.2 Registration Statement Effective. F&M shall have registered its F&M Shares to be issued to shareholders of PPSF in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and “blue sky” approvals and authorizations required to offer and sell such shares, if any, shall have been received by F&M. The Registration Statement shall have been declared effective by the SEC and no stop order shall have been issued or threatened. The F&M Shares to be issued to shareholders of PPSF in accordance with this Agreement shall have been listed for trading on the NASDAQ Capital Market (subject to official notice of issuance).

7.3 Tax Opinions.

(a) F&M shall have obtained an opinion of Shumaker, Loop & Kendrick, LLP, in form and substance reasonably acceptable to the parties, dated on or about the Effective Time, to the effect that the Merger effected pursuant to this Agreement will qualify as a reorganization within the meaning of Section 368(a) of the Code. Such opinion shall be based upon factual representations received by counsel from PPSF and F&M, which representations may take the form of written certifications.

(b) PPSF shall have received a letter from Vorys, Sater, Seymour and Pease LLP addressed to the shareholders of PPSF, in form and substance reasonably acceptable to the parties, dated on or about the Effective Time, to the effect that the Merger effected pursuant to this Agreement will qualify as a reorganization within the meaning of Section 368(a) of the Code. Such opinion shall be based upon factual representations received by counsel from PPSF and F&M, which representations may take the form of written certifications.

7.4 Regulatory Approvals. The ODFI and the FDIC shall have authorized and approved the Bank Merger and the transactions related thereto and the FRB shall either have authorized and approved the Merger and the transactions related thereto, or issued a waiver of its approval for the Merger. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the transactions contemplated by this Agreement shall have been obtained. All regulatory approvals remain in full force and effect and all statutory waiting periods shall have expired or been terminated. Copies of all such regulatory approvals shall have been delivered to PPSF.

7.5 Officer’s Certificate. F&M and PPSF shall have delivered to each other a certificate signed by their respective Chairman or President and their Secretary, dated the Effective Time, certifying that (a) all of the representations and warranties of their respective corporations are true, accurate and correct in all material respects on and as of the Effective Time, except that representations and warranties that are qualified by materiality or a Material Adverse Effect shall be true and correct in all respects, and provided that for those representations and warranties which address matters only as of an earlier date, then they shall be tested as of such earlier date; (b) all the covenants of their respective corporations have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (c) their respective corporations have satisfied and fully complied with in all material respects all conditions necessary to make this Agreement effective as to them. Additionally, PPSF shall certify as to the number of shares of its capital stock issued and outstanding as of the Effective Time.

7.6 Secretary’s Certificate. F&M and PPSF shall have delivered to each other copies of the resolutions adopted by the Board of Directors of F&M and PPSF, certified by each entity’s Secretary as of the Effective Time, relative to the approval of this Agreement and the Merger.

7.7 No Judicial Prohibition. None of PPSF, Peoples Bank, F&M or F&M Bank shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

7.8 PPSF Fairness Opinion. Prior to the execution of this Agreement, the PPSF Board of Directors has received the opinion of Boenning & Scattergood (which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date) to the effect that as of the date thereof and based upon and subject to the terms, conditions and qualifications set forth therein, the Merger Consideration in the Merger is fair, from a financial point of view, to the holders of PPSF Common Stock. As of the date of this Agreement, such opinion has not been amended or rescinded.

7.9 Termination of Employment Agreements. Effective as of the Effective Time, PPSF shall have terminated the Employment Agreements and paid the change in control payments due thereunder.

7.10 Exchange Fund. F&M shall have (i) authorized the issuance of and shall have made available to the Exchange Agent, for the benefit of the registered shareholders of PPSF Common Stock for exchange in accordance with Section 1, the New Certificates to be issued pursuant to Section 1.5, or confirmation regarding issuance of the interest in the F&M Shares in book entry form, and (ii) deposited with the Exchange Agent sufficient cash for payment of the cash portion of the Merger Consideration and cash in lieu of any fractional F&M Shares in accordance with Section 1.5.

7.11 D&O Tail Insurance. F&M shall have delivered to PPSF evidence of the endorsement to its director and officer liability insurance policy or purchase of a director and officer liability insurance in accordance with Section 6.5, as applicable.

7.12 Financial Test. As of the last day of the month preceding the Closing Date PPSF shall have total stockholders’ equity of at least $16,000,000.00, excluding (i) any accumulated other comprehensive income, as calculated in accordance with generally accepted accounting principles consistently applied, and less (ii) Transaction Expenses. For purposes of this Section 7.12 “Transaction Expenses” shall mean legal, accounting and investment banking fees incurred in connection with the Merger, expenses incurred in connection with the termination of data processing contracts in connection with the Merger, expenses incurred in connection with the purchase of tail insurance coverage under Section 6.5(a) and expenses incurred in connection with the payments made pursuant to Section 5.13.

7.13 Miscellaneous. F&M and PPSF shall have delivered to each other such other documents and information, in a form reasonable satisfactory to the receiving party, as the other party or its legal counsel may have reasonably requested.

SECTION 8

TERMINATION OF MERGER

8.1 Manner of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Effective Time by written notice delivered by F&M to PPSF or by PPSF to F&M only for the following reasons:

(a) By the mutual consent of F&M and PPSF, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board;

(b) By F&M or by PPSF, if its respective Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a material breach by the other party of any representation or warranty contained herein which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (iii) any event, fact or circumstance shall have occurred with respect to the other party that has had or could be reasonably expected to have a Material Adverse Effect on such party;

(c) By F&M or PPSF, in the event of the failure of PPSF’s shareholders to approve the Agreement at the Shareholder Meeting; provided, however, that PPSF shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.1;

(d) By F&M or PPSF, if either (i) any approval, consent or waiver of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied and such denial has become final and non-appealable or (ii) any court or other Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement;

(e) By PPSF, F&M or F&M Bank, if the transaction contemplated herein has not been consummated by March 31, 2023; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein;

(f) By PPSF, in accordance with the terms of Section 5.5(b) of this Agreement;

(g) By F&M or F&M Bank, if PPSF’s Board of Directors fails to make, withdraws or modifies its recommendation for PPSF’s shareholders to vote in favor of the Merger following receipt of a written proposal for an Acquisition Proposal;

(h) By F&M or F&M Bank, (i) if PPSF breaches in any material respect its notice obligations under Section 5.5(c) or (ii) if within 60 days after giving F&M written notice pursuant to Section 5.5(c) of an Acquisition Proposal, PPSF does not terminate all discussions, negotiations and information exchanges related to such Acquisition Proposal and provide F&M with written notice of such termination; or

(i) By F&M if greater than 10% of the outstanding shares of PPSF Common Stock have become and remain Dissenting Shares as described in Section 1.6.

8.2 Effect of Termination. Except as provided below, in the event that this Agreement is terminated pursuant to the provisions of Section 8.1 hereof, this Agreement shall forthwith become void and, no party shall have any liability to any other party for costs, expenses, damages or otherwise; provided, however, that notwithstanding the foregoing, in the event that this Agreement is terminated pursuant to Section 8.1(b)(i) and (ii) hereof on account of a willful breach of any of the representations and warranties set forth herein or any willful breach of any of the agreements set forth herein, then the non-breaching party shall be entitled to recover appropriate damages from the breaching party, including, without limitation, reimbursement to the non-breaching party of its costs, fees and expenses (including attorneys’, accountants’ and advisors’ fees and expenses) incident to the negotiation, preparation and execution of this Agreement and related documentation; provided further, however, that nothing in the foregoing proviso shall be deemed to constitute liquidated damages for the breach by a party of the terms of this Agreement or otherwise limit the rights of the non-breaching party. Notwithstanding the foregoing, in the event of termination by PPSF in accordance with Section 8.1(f) or by F&M in accordance with Section 8.1(g) or 8.1(h), then PPSF shall pay F&M the sum of $1,000,000.00 as a termination fee. Such payment shall be made within 10 days of the date of notice of termination. F&M shall also be entitled to recover from PPSF its reasonable attorneys’ fees, if any, incurred in the enforcement of the two immediately preceding sentences. The termination fee payable by PPSF constitutes liquidated damages and not a penalty and shall be the sole remedy of F&M in the event of termination of this Agreement based on Sections 8.1(f), 8.1(g) or 8.1(h).

SECTION 9

EFFECTIVE TIME OF THE MERGER

Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement, the Merger shall become effective on the date and at the time specified in the Certificate of Merger providing for the Merger of PPSF with and into F&M Bank. Unless otherwise agreed to by the parties, the Effective Time shall be no later than the last business day of the month in which both (a) any waiting period following the last approval of the Merger by a state or federal regulatory agency or governmental authority expires and (b) the conditions precedent to the Merger outlined in Section 7 have been satisfied.

SECTION 10

MISCELLANEOUS

10.1 Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but none of the provisions hereof shall inure to the benefit of any other person, firm, or corporation whomsoever; except that (a) the terms and provisions of Sections 6.2(c) and 6.5 of this Agreement shall inure to the benefit of the current and former employees, officers and directors of PPSF and Peoples Bank, as applicable, as specified in such sections and shall be enforceable by such individuals against F&M, and (b) the terms and provisions of Section 1.5 shall inure to the benefit of the former shareholders of PPSF. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned or transferred by either party hereto without the prior written consent of the other party.

10.2 Waiver; Amendment.

(a) F&M and PPSF may, by an instrument in writing executed in the same manner as this Agreement: (i) extend the time for the performance of any of the covenants or agreements of the other party under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other party of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to terminate this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach hereunder.

(b) Notwithstanding the prior approval by the shareholders of PPSF, this Agreement may be amended, modified or supplemented by the written agreement of PPSF and F&M without further approval of such shareholders, except that no such amendment, modification or supplement shall decrease the consideration specified in Section 1.5 hereof, or shall otherwise materially adversely affect the rights of the shareholders of PPSF or the tax consequences of the Merger to the shareholders of PPSF without the further approval of such shareholders.

10.3 Notices. Any and all notices or other communications required or permitted under this Agreement shall be in writing and shall be deemed to be given (i) when delivered in person, (ii) on the next business day, if sent by a nationally recognized overnight courier for overnight delivery (receipt requested), (iii) on the day of transmission if sent via facsimile transmission or electronic mail during normal business hours to the facsimile numbers or email addresses given below, provided telephonic confirmation of receipt is obtained promptly after completion of transmission, or (iv) on the fifth day after sent by certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

If to F&M:	With a copy to:

307 N. Defiance Street Archbold, Ohio 43502 Attn: Lars B. Eller President & CEO FAX: (419) 446-2982 Email: LEller@fm.bank	Shumaker, Loop & Kendrick, LLP 1000 Jackson Street Toledo, Ohio 43604-5573 Attn: Thomas C. Blank Martin D. Werner FAX: (419) 241-6894 Email: tblank@shumaker.com mwerner@shumaker.com

If to PPSF:	With a copy to:

101 E. Court Street Sidney, Ohio 45365 Attn: Debra A. Geuy President &CEO FAX: (937) 492-6129 Email: Deb.Geuy@peoplesfederalsandl.com	Vorys, Sater, Seymour & Pease 301 East Fourth Street Suite 3500 Great American Tower Cincinnati, OH 45202 Attn: Kimberly J. Schaefer FAX: (513) 852-7892 Email: kjschaefer@vorys.com or to such substituted address as any of them have given to the other in writing.

10.4 Headings. The headings in this Agreement have been inserted solely for the ease of reference and should not be considered in the interpretation or construction of this Agreement.

10.5 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein.

10.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument. In addition, this Agreement and the documents to be delivered hereunder may be executed by the parties hereto either manually or by electronic or facsimile signatures, each of which shall constitute an original signature.

10.7 Governing Law. This Agreement is executed in and shall be construed in accordance with the laws of the State of Ohio, without regard to choice of law principles.

10.8 Entire Agreement. This Agreement supersedes any other agreement, whether oral or written, between F&M and PPSF relating to the matters contemplated hereby, and constitutes the entire agreement between the parties hereto.

10.9 Expenses. F&M and PPSF shall each pay their own expenses incidental to the transactions contemplated hereby. It is understood that the fees of the investment banker for the fairness opinion desired hereunder shall be borne by the engaging party whether or not the Merger is consummated. This provision shall survive the Effective Time or the earlier termination of this Agreement.

10.10 Securityholder Litigation. Each party shall notify the other party hereto in writing of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement that is brought, or, to the knowledge of either party, threatened in writing, against it and/or the executive officers or members of its Board of Directors (a “Transaction Litigation”), and shall keep the other party reasonably informed with respect to the status thereof. Each party shall give the other party the opportunity to participate in the defense or settlement of any Transaction Litigation, and, except to the extent required by applicable law, neither party shall settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Transaction Litigation, without the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed).

10.11 Certain Definitions. For purposes of this Agreement, “PPSF’s Management” means either of Debra A. Geuy or Donna M Williams; and “F&M’s Management” means either of Lars B. Eller or Barbara J. Britenriker. The phrases “to the knowledge of”, “known to” and similar formulations with respect to PPSF’s Management or F&M’s Management means matters that are within the actual conscious knowledge of such persons after due inquiry. For purposes of this Agreement, “business day” means any day other than a Saturday, Sunday or other day that a federal savings bank or a national banking association is authorized or required by applicable law to be closed.

10.12 Survival of Contents. Only the provisions of Sections 5.8, 6.4, 8.2, 10.9 and this Section 10.12 shall survive beyond the termination of this Agreement. The provisions of Sections 5.8, 6.2, 6.4, 6.5, 10.9 and this Section 10.12 shall survive beyond the Effective Time.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, F&M and PPSF have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed and attested by their duly authorized officers.

FARMERS & MERCHANTS BANCORP, INC.

By:	/s/ Lars B. Eller
Lars B. Eller, President and Chief Executive Officer

PEOPLES-SIDNEY FINANCIAL CORPORATION

By:	/s/ Debra A. Geuy
Debra A. Geuy, President and Chief Executive Officer

EXHIBIT A

BANK MERGER AGREEMENT

AGREEMENT AND PLAN OF MERGER

Merging

PEOPLES FEDERAL SAVINGS AND LOAN ASSOCIATION

a federal stock savings and loan association,

with and into

THE FARMERS & MERCHANTS STATE BANK

an Ohio commercial bank

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement and Plan”), made and entered into as of the [         ] day of [                ], 2022, by and between THE FARMERS & MERCHANTS STATE BANK, an Ohio commercial bank (“F&M Bank”), and PEOPLES FEDERAL SAVINGS AND LOAN ASSOCIATION, a federal stock savings and loan association (the “Bank”) (F&M Bank and the Bank are sometimes referred to collectively as the “Constituent Companies”).

WITNESSETH

WHEREAS, the Constituent Companies desire to consummate the business combination transaction outlined in this Agreement and Plan pursuant to which the Bank will merge with and into F&M Bank in accordance with 12 U.S.C. §1828(c), Chapter 11 of the Ohio Revised Code and the Home Owners’ Loan Act (collectively, the “Law”);

WHEREAS, this Agreement and Plan is being executed in connection with, and the consummation of this Agreement and Plan is expressly contingent upon the closing of, that certain Agreement and Plan of Merger (the “Merger Agreement”) between Farmers & Merchants Bancorp, Inc., an Ohio corporation (“F&M”) and Peoples-Sidney Financial Corporation, a Delaware corporation (“PPSF”) dated as of even date herewith (the “Holding Company Merger”);

WHEREAS, the Boards of Directors of both F&M Bank and the Bank have approved the transactions contemplated by this Agreement;

WHEREAS, F&M, as the sole shareholder of F&M Bank, and PPSF, as the sole shareholder of the Bank, have also approved the transactions contemplated by this Agreement and Plan;

NOW, THEREFORE, in consideration of the premises and of the mutual provisions, agreements, covenants, conditions and grants contained in this Agreement and Plan, and in accordance with the provisions of the Law, the parties mutually covenant and agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the “Effective Time” (as defined below), the Bank shall be merged with and into F&M Bank in accordance with applicable provisions of the Law (the “Merger”). The separate existence and company organization of the Bank shall cease, and the company existence of F&M Bank, including all its purposes, powers and objectives, shall continue unaffected and unimpaired by the Merger. F&M Bank shall continue to be governed by the laws applicable to state-chartered nonmember commercial banks under the laws of the State of Ohio and the regulations promulgated thereunder and shall succeed to all the rights, privileges, immunities, powers, duties and liabilities of the Bank as set forth in the Law.

1.2 Further Assurances. If, after the Effective Time, F&M Bank shall consider or be advised that any further deeds, assignments or assurances in the Law or any other things are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in F&M Bank, its right, title or interest in, to or under any rights, properties or assets of the Bank, or (b) otherwise carry out the purposes of this Agreement and Plan, the Bank and its officers and directors shall be deemed to have granted to F&M Bank an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in F&M Bank and otherwise to carry out the purposes of this Agreement and Plan, and the officers and directors of F&M Bank are authorized in the name of the Bank or otherwise to take any and all such action.

1.3 Offices. Immediately following the Merger, F&M Bank’s principal office shall be located at 307 N. Defiance Street, Archbold, Ohio 43502 and the Bank’s offices shall become branch offices of F&M Bank.

ARTICLE II

ARTICLES OF INCORPORATION, CODE OF REGULATIONS,

BOARD OF DIRECTORS AND OFFICERS

2.1 Name. The name of the surviving bank shall be “The Farmers & Merchants State Bank.”

2.2 Articles of Incorporation. The Articles of Incorporation of F&M Bank shall be the Articles of Incorporation of the surviving bank.

2.3 Code of Regulations. The Code of Regulations of F&M Bank (the “Code of Regulations”) shall be the Code of Regulations of the surviving bank.

2.4 Officers and Directors. The directors of F&M Bank shall all remain directors of the surviving bank and shall hold such offices from the Effective Time until their respective successors are duly elected and qualified in the manner provided in the Code of Regulations. The officers of F&M Bank shall all remain officers of the surviving bank and shall hold such offices from the Effective Time until their respective successors are duly elected and qualified in the manner provided in the Code of Regulations.

ARTICLE III

CAPITAL STOCK OF THE SURVIVING BANK

3.1 Shares of the Bank. At the Effective Time, by virtue of the Merger and without any further action on the part of F&M Bank or the Bank, all issued and outstanding shares of the common stock of the Bank, whose separate existence shall cease, shall automatically and by operation of law be canceled, void and of no further effect.

3.2 Shares of F&M Bank. At the Effective Time, by virtue of the Merger and without any further action on the part of F&M Bank or the Bank, all two thousand six hundred (2,600) issued and outstanding shares of the common stock of F&M Bank, shall represent all of the issued and outstanding shares of the common stock of the surviving bank.

ARTICLE IV

SHAREHOLDER APPROVAL

F&M, as the sole shareholder of F&M Bank, and PPSF, as the sole shareholder of the Bank, have approved and consented to this Merger.

ARTICLE V

GENERAL PROVISIONS

5.1 Condition Precedent to Closing. The following conditions must be satisfied prior to the closing of the Merger:

(a) appropriate approvals must be obtained from or notices filed with the Ohio Division of Financial Institutions, Office of the Comptroller of the Currency, Board of Governors of the Federal Reserve and the Federal Deposit Insurance Corporation; and

(b) the Holding Company Merger must occur.

5.2 Effective Time. The Merger shall become effective immediately following the Holding Company Merger, or at such later time as designated by F&M and otherwise approved by the Ohio Division of Financial Institutions and the Federal Deposit Insurance Corporation, on the date and at the time specified in the Certificate of Merger as filed with the Secretary of State of the State of Ohio providing for the merger of the Bank with and into F&M Bank (the “Effective Time”).

5.3 Manner of Termination. This Agreement and Plan and the transactions contemplated hereby may be terminated at any time prior to the Effective Time:

(a) by the mutual consent of F&M Bank and the Bank; or

(b) automatically and without further action by either F&M Bank or the Bank if the Merger Agreement is terminated for any reason.

5.4 Effect of Termination. Upon termination as provided in Section 5.3, this Agreement and Plan shall be void and of no further force or effect, and there shall be no obligation on the part of F&M Bank or the Bank or their respective officers, directors, employees, agents, or shareholders, except for payment of their respective expenses in connection with this Agreement and Plan.

[THIS SPACE INTENTIONALLY LEFT BLANK]

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan by their respective officers duly authorized as of the date and year first above written.

“F&M BANK”	THE FARMERS & MERCHANTS STATE BANK, an Ohio State commercial bank,
By:
Printed: Lars B. Eller
Its: President and Chief Executive Officer

ATTEST: Secretary/Cashier
“BANK”	PEOPLES FEDERAL SAVINGS AND LOAN ASSOCIATION, a Federal Savings and Loan Association,

By:
Printed: Debra A. Geuy
Its: President and Chief Executive Officer

ATTEST: Secretary/Cashier

EXHIBIT B

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is entered into this ____ day of _____________, 2022, by and among FARMERS & MERCHANTS BANCORP, INC., an Ohio corporation (“F&M”), and the undersigned directors (each, a “Director”, and collectively, the “Directors”) of PEOPLES-SIDNEY FINANCIAL CORPORATION, a Delaware corporation (“PPSF”).

W I T N E S E T H:

In consideration of the execution by F&M of the Agreement and Plan of Merger between F&M and PPSF of even date herewith (the “Merger Agreement”), the undersigned Directors of PPSF hereby agree that each of them shall cause all PPSF common shares owned by him/her of record and beneficially, including, without limitation, all shares owned by him/her individually, all shares owned jointly by him/her and his/her spouse, all shares owned by any minor children (or any trust for their benefit), all shares owned by any business of which any of the Directors are directors or are the principal shareholders (but in each such case only to the extent the Director has the right to vote or direct the voting of such shares), and specifically including all shares shown as owned directly or beneficially by each of them on Schedule 1 attached hereto or acquired subsequently hereto (collectively, the “Shares”), to be voted in favor of the merger of PPSF with and into F&M in accordance with and pursuant to the terms of the Merger Agreement at the special meeting of shareholders of PPSF called for that purpose. Notwithstanding any other provision of this Agreement to the contrary, each Director shall be permitted to vote such Shares in favor of another Acquisition Proposal (as such term is defined in the Merger Agreement) that is submitted for approval by the shareholders of PPSF if both of the following shall have occurred: (a) PPSF’s Board of Directors has approved such Acquisition Proposal and recommended such Acquisition Proposal to PPSF’s shareholders in accordance with Section 5.5 of the Merger Agreement and (b) the Merger Agreement has been terminated in accordance with Section 8.1(f) thereof.

Each of the Directors further agrees and covenants that he/she shall not sell, assign, transfer, dispose or otherwise convey, nor shall he/she cause, permit, authorize or approve the sale, assignment, transfer, disposition or other conveyance of, any of the Shares or any interest in the Shares to any other person, trust or entity prior to the annual or special meeting of shareholders of PPSF called for the purpose of voting on the Merger Agreement without the prior written consent of F&M, such consent not to be unreasonably withheld in the case of a gift or similar estate planning transaction (it being understood that F&M may decline to consent to any such transfer if the person acquiring such Shares does not agree to take such Shares subject to the terms of this Agreement).

This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, without regard to conflict of laws provisions thereof. This Agreement may be executed in counterparts, each of which (including any facsimile or Adobe PDF copy thereof) shall be deemed to be an original, but all of which shall constitute one and the same agreement. It is understood and agreed that Directors who execute this Agreement shall be bound hereby, irrespective of whether all Directors execute this Agreement. The obligations of each of the Directors under the terms of this Agreement shall terminate contemporaneously with the termination of the Merger Agreement.

Notwithstanding any other provision hereof, nothing in this Agreement shall be construed to prohibit a Director from taking any action solely in his or her capacity as a member of PPSF’s Board of Directors or from exercising his or her fiduciary duties as a member of PPSF’s Board of Directors to the extent specifically permitted by the Merger Agreement.

[Signatures appear on following pages.]

IN WITNESS WHEREOF, F&M and each of the undersigned Directors of PPSF have made and executed this Agreement as of the day and year first above written.

FARMERS & MERCHANTS BANCORP, INC.

By:
Lars B. Eller,
President and Chief Executive Officer

DIRECTORS

SCHEDULE 1

LISTING OF SHARES

NAME	AMOUNT

ANNEX B

DELAWARE GENERAL CORPORATION LAW SECTION 262 (DISSENTERS’ RIGHTS)

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX C

OPINION OF BOENNING AND SCATTERGOOD

June 14, 2022

Board of Directors

Peoples-Sidney Financial Corporation

101 East Court Street

Sidney, OH 45365

Dear Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration (as defined below) to be received by the holders of shares of issued and outstanding common stock, $0.01 par value (“Company Common Shares”), of Peoples-Sidney Financial Corporation, an Delaware corporation (“Peoples”), in connection with the proposed merger (the “Proposed Merger”) of Peoples with and into Farmers & Merchants Bancorp, Inc., an Ohio corporation (“Farmers”), with Farmers surviving the Proposed Merger, pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of June 14, 2022 (the “Merger Agreement”). As detailed in the Merger Agreement, each Company Common Share, issued and outstanding immediately prior to the effective time of the Proposed Merger, will be converted into, at the election of the holder thereof (subject to the cash/stock allocation provisions of the Merger Agreement), the right to receive $24.00 in cash or 0.6597 shares of Farmers common stock, no par value (the “Merger Consideration”).

In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performance, current financial position and general prospects of each of Peoples and Farmers and reviewed certain internal financial analyses prepared by the respective management teams of Peoples and Farmers and used and relied upon by us at the direction of Peoples management and with the consent of Peoples’ Board of Directors, (ii) reviewed the Merger Agreement, (iii) reviewed and analyzed the stock performance and trading history of Peoples and Farmers, (iv) studied and analyzed the consolidated financial and operating data of Peoples and Farmers, (v) considered the financial terms of the Proposed Merger as compared with the financial terms of comparable bank and bank holding company mergers and acquisitions, (vi) met and communicated with certain members of each of Peoples’ and Farmers’ senior management to discuss their respective operations, historical financial statements, future prospects, and expectations for transaction expenses, purchase accounting adjustments, cost savings and other synergies, and (vii) conducted such other analyses and considered such other factors as we deemed appropriate.

Our opinion is given in reliance on information and representations made or given by Peoples and Farmers, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by each of Peoples and Farmers, including, without limitation, financial statements, financial projections and stock price data, as well as certain other information from recognized independent sources. We have not independently verified the information or data concerning Peoples or Farmers nor any other data we considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the

4 Tower Bridge ● 200 Barr Harbor Drive ● West Conshohocken ● PA 19428-2979

phone (610) 832-1212 ● fax (610) 832-5301 ● www.boenninginc.com ● Member FINRA/SIPC

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accuracy and completeness of all such information and data. We have assumed that all forecasts and projections provided to us have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the respective management teams of Peoples and Farmers as to their most likely future financial performance. We express no opinion as to any financial projections or the assumptions on which they are based. We have not conducted any valuation or appraisal of any assets or liabilities of Farmers or Peoples, nor have any such valuations or appraisals been provided to us. Additionally, we assume that, upon receipt of all necessary regulatory approvals, the Proposed Merger will, in all respects, be lawful under applicable law.

It is understood that the forecasts and projections provided to us and used and relied upon by us were not prepared with the expectation of public disclosure and that such information is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding the ongoing COVID-19 pandemic) and, accordingly, actual results could vary significantly from those set forth in such forecasts and projections. We have assumed, based on discussions with Peoples management and with the consent of Peoples’ Board of Directors, that the forecasts and projections of Peoples that were prepared and provided to us by Peoples management provide a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. Among other things, such information was prepared with the understanding that the ongoing COVID-19 pandemic could have a significant adverse impact on Peoples. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and financial and other information relating to the general prospects of Peoples and Farmers, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and good faith judgments of the respective management teams of Peoples and Farmers as to their most likely future performance. We have further relied on the assurances of the respective management teams of Peoples and Farmers that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information, and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that the allowance for loan losses indicated on the balance sheet of each of Peoples and Farmers is adequate to cover such losses; we have not reviewed loans or credit files of Peoples or Farmers. We have assumed that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party under the agreements will perform all of the covenants required to be performed by such party under the agreements, and that the conditions precedent in the agreements will not be waived. Also, in rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the consummation of the Proposed Merger, no conditions will be imposed that will have a material adverse effect on the combined entity or contemplated benefits of the Proposed Merger, including, without limitation, the cost savings and related expenses expected to result from the Proposed Merger.

Our opinion is based upon information provided to us by the respective management teams of Peoples and Farmers, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and accordingly, it speaks to no other period. As you are aware, there is currently widespread disruption, extraordinary uncertainty and unusual volatility arising from the effects of the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. We have not undertaken to reaffirm or revise this opinion or otherwise comment on events occurring after the date hereof and do not have an obligation to update, revise or reaffirm our opinion. Our opinion does not address the relative merits of the Proposed Merger or the other business strategies or transactions that Peoples’ Board of Directors has considered or may be considering, nor does it address the underlying business decision of Peoples’ Board of Directors to proceed with the Proposed Merger. Nothing in our opinion is to be construed as constituting tax advice or a recommendation to take any particular tax position, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Peoples and Farmers have obtained such advice as they deemed necessary from qualified professionals. Our opinion is for the information of Peoples’ Board of Directors

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in connection with its evaluation of the Proposed Merger and does not constitute a recommendation to the Board of Directors of Peoples in connection with the Proposed Merger or a recommendation to any shareholder of Peoples as to how such shareholder should vote or act with respect to the Proposed Merger. This opinion should not be construed as creating any fiduciary duty on Boenning & Scattergood, Inc.’s part to any party or person. This opinion is directed solely to Peoples’ Board of Directors and is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purpose, without our prior written consent. We shall have no responsibility for the form or content of any such disclosure, other than the opinion itself.

Boenning & Scattergood, Inc., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of transactions, including, without limitation, mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Peoples, Farmers, and/or their respective affiliates. In the ordinary course of business, we may also actively trade the securities of Peoples or Farmers for our own account and for the accounts of customers and accordingly may at any time hold a long or short position in such securities.

We are acting as Peoples’ financial advisor in connection with the Proposed Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Proposed Merger. We will also receive a fee for rendering this opinion. Our fee for rendering this opinion is not contingent upon any conclusion that we may reach or upon completion of the Proposed Merger. Peoples has also agreed to indemnify us against certain liabilities that may arise out of our engagement.

Boenning & Scattergood, Inc. was engaged in June 2021 by Farmers to serve as placement agent for a private placement of subordinated debt. The offering ultimately closed on July 30, 2021, and Boenning & Scattergood, Inc. was paid a commission for its role.

Except for the arrangements between Boenning & Scattergood, Inc. and Farmers described in the preceding paragraph, Boenning & Scattergood, Inc. has not had any other material relationship with either Peoples or Farmers during the past two years in which compensation was received or was intended to be received. Boenning & Scattergood, Inc. may provide services to Farmers in the future (and to Peoples if the Proposed Merger is not consummated), although as of the date of this opinion, there is no agreement to do so nor any mutual understanding that such services are contemplated.

This opinion has been approved by Boenning & Scattergood, Inc.’s fairness opinion committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the

Financial Industry Regulatory Authority. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Proposed Merger by any of the officers, directors, or employees of any party to the Merger Agreement, or any class of such persons, relative to the compensation to be received by the holders of Company Common Shares in the Proposed Merger.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Sincerely,

Boenning & Scattergood, Inc.

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